     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 8, 1997



                                                      REGISTRATION NO. 333-22625

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                             RF MICRO DEVICES, INC.
             (Exact name of registrant as specified in its charter)

         NORTH CAROLINA                        3674                          56-1733461
  (State or Other Jurisdiction     (Primary Standard Industrial           (I.R.S. Employer
      of Incorporation or          Classification Code Number)          Identification No.)
         Organization)

                              7625 THORNDIKE ROAD
                     GREENSBORO, NORTH CAROLINA 27409-9421
                                 (910) 664-1233
              (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Office)
                             ---------------------
                                DAVID A. NORBURY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             RF MICRO DEVICES, INC.
                              7625 THORNDIKE ROAD
                     GREENSBORO, NORTH CAROLINA 27409-9421
                                 (910) 664-1233
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                                   COPIES TO:

               JEFFREY C. HOWLAND                                 MARK G. BORDEN
     WOMBLE CARLYLE SANDRIDGE & RICE, PLLC                       DAVID SYLVESTER
           1600 BB&T FINANCIAL CENTER                           HALE AND DORR LLP
             200 WEST SECOND STREET                       1455 PENNSYLVANIA AVENUE, N.W.
            WINSTON-SALEM, NC 27101                           WASHINGTON, D.C. 20004
                 (910) 721-3516                                   (202) 942-8400

                             ---------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                             ---------------------
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. []
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
------------------
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
------------------
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. []
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                   SUBJECT TO COMPLETION, DATED APRIL 8, 1997


                                2,537,000 SHARES

                            (RF MICRO DEVICES LOGO)

                                  COMMON STOCK

     Of the shares of Common Stock offered hereby, 2,500,000 shares are being sold by RF Micro Devices, Inc. ("RFMD" or the "Company") and 37,000 shares are being sold by the Selling Shareholders. The Company will not receive any portion of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."


     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "RFMD."


     SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===================================================================================================================
                                                                                                    Proceeds to
                                         Price to          Underwriting         Proceeds to           Selling
                                          Public            Discount(1)         Company(2)        Shareholders(2)
-------------------------------------------------------------------------------------------------------------------
Per Share..........................          $                   $                   $                   $
Total(3)...........................          $                   $                   $                   $
===================================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company, estimated at $600,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 380,550 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to
     Public will total $          , the Underwriting Discount will total
     $          and the Proceeds to Company will total $          . See
     "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of Montgomery Securities on or about              , 1997.

                            ------------------------

MONTGOMERY SECURITIES

                               HAMBRECHT & QUIST

                                                         OPPENHEIMER & CO., INC.

                                            , 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING THE ENTRY OF STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     RF Micro Devices(R), the RF Micro Devices logo and Optimum Technology Matching(R) are registered trademarks of the Company. This Prospectus may contain certain other trademarks and service marks of other parties.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto included elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus
(i) reflects the automatic conversion of all outstanding shares of Preferred Stock of the Company into an aggregate of 7,954,320 shares of Common Stock upon the consummation of this offering, (ii) reflects the conversion of a convertible note (the "TRW Convertible Note") held by TRW Inc. ("TRW") into an aggregate of 1,111,111 shares of Common Stock upon the consummation of this offering (after which time TRW will hold an aggregate of 4,621,487 shares of Common Stock), which conversion will be automatic if the initial public offering price of shares of Common Stock in this offering is at least $12.00 per share, (iii) gives effect to an amendment to the Company's articles of incorporation to be adopted prior to the consummation of this offering pursuant to which the Company will be authorized to issue 50,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock and (iv) assumes no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock" and "Underwriting."


                                  THE COMPANY


     The Company designs, develops and markets proprietary radio frequency integrated circuits ("RFICs") for wireless communications applications such as cellular and PCS, cordless telephony, wireless LANs, wireless local loop, industrial radios, wireless security and remote meter reading. The Company offers a broad array of products, including amplifiers, mixers and modulators/demodulators, that represent a substantial majority of the RFICs required in wireless subscriber equipment. The Company designs products using three distinct process technologies: GaAs HBT, GaAs MESFET and silicon bipolar transistor. The Company believes that for certain applications, GaAs HBT devices offer advantages in terms of linearity, efficiency, reduced system complexity and size.



     The wireless communications industry has grown rapidly over the past decade as cellular, PCS, paging and other wireless communications services have become widely available and increasingly affordable. As wireless usage has grown, wireless service providers have continued to improve the quality and functionality of their services and have sought to offer greater bandwidth for increased capacity. Capacity and functionality have been addressed by the allocation of less congested frequency bands and by the wireless industry's movement from analog to digital signal modulation standards. These digital standards place a premium on linear power amplification, which can translate into higher quality signals.



     The wireless markets are characterized by a proliferation of analog and digital signal modulation standards including AMPS, TACS, TDMA, CDMA and hybrid standards. The equipment designed for each standard generally requires unique RF and baseband integrated circuit solutions which must be designed to meet the demands of subscriber equipment users for greater functionality, smaller and lighter equipment, longer battery life and better security, all at reduced costs. As a result, many OEMs have relied increasingly on third party, value-added technology providers that have the component and systems level expertise to design, and the production capacity to supply, these solutions. The Company believes this trend has been particularly evident in the RF segment due to the scarcity of RFIC engineers and the design complexity of RF technology.



     TRW is currently manufacturing all of the Company's GaAs HBT products using TRW's proprietary technologies and has granted the Company a license to use its GaAs HBT process to design products for commercial wireless applications. Through its relationship with TRW, the Company has become a leading commercial supplier of GaAs HBT RFICs. The Company's GaAs HBT power amplifiers and small signal devices have been designed into advanced subscriber equipment manufactured by leading OEMs such as QUALCOMM, Nokia, Hyundai, Samsung, Motorola and LG. The Company also offers GaAs MESFET and silicon components through a delivery strategy called Optimum Technology Matching(R) to complement its GaAs HBT products. Optimum Technology Matching(R) allows the Company to offer RFIC solutions, on a component by component basis, that best fulfill each OEM's performance, cost and time-to-market requirements.


     The Company's strategy is to focus on wireless markets by offering a broad range of standard and custom-designed RFICs in order to position itself as a "one-stop" solution for its customers' RFIC needs. To meet demand for the Company's GaAs HBT products, TRW is expanding its GaAs manufacturing facility and the Company is constructing an approximately 50,000 square foot fabrication facility. The Company believes that operating its own GaAs HBT wafer fabrication facility will improve its ability to respond to customer demand for GaAs HBT products and will provide it with greater opportunities to enhance product and process quality and reliability.

     The Company was incorporated as a North Carolina corporation in 1991. The Company's principal executive offices are located at 7625 Thorndike Road, Greensboro, North Carolina, 27409-9421, and its telephone number is (910) 664-1233.

                                  THE OFFERING

Common Stock offered by the Company.............   2,500,000 shares
Common Stock offered by the Selling
Shareholders....................................   37,000 shares

Common Stock to be outstanding after the
offering........................................   14,852,441 shares(1)


Use of proceeds.................................   To finance a portion of the
construction of a new wafer fabrication facility, to repay certain indebtedness and for working capital and
                                                   other general corporate
                                                   purposes. See "Use of
                                                   Proceeds."


Nasdaq National Market symbol...................   RFMD


                           SUMMARY FINANCIAL DATA(2)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                             NINE MONTHS ENDED
                                               YEAR ENDED MARCH 31,            DECEMBER 31,
                                            ---------------------------    ---------------------
                                             1994      1995      1996         1995        1996
                                            -------   -------   -------    -----------   -------
                                                                           (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues..................................  $   986   $ 1,688   $ 9,515      $ 5,819     $19,654
(Loss) income from operations.............   (2,824)   (4,163)   (5,244)      (3,083)        754
Net (loss) income.........................   (2,846)   (4,122)   (5,188)      (3,031)        788
Pro forma net (loss) income per
  share(3)................................  $ (0.42)  $ (0.41)  $ (0.43)     $ (0.27)    $  0.07
Pro forma weighted average shares
  outstanding(3)..........................    6,800    10,040    12,166       11,265      13,379



                                                                    DECEMBER 31, 1996
                                                       --------------------------------------------
                                                                                      PRO FORMA
                                                        ACTUAL     PRO FORMA(3)   AS ADJUSTED(3)(4)
                                                       --------    ------------   -----------------
BALANCE SHEET DATA:
Cash and cash equivalents............................  $  3,321      $ 3,321           $14,928
Working capital......................................     7,092        7,092            19,234
Cash restricted for capital additions................    14,932       14,932            29,932
Total assets.........................................    35,195       35,195            61,802
Long-term debt.......................................    10,809          657               499
Shareholders' (deficiency) equity....................   (10,357)      28,052            55,352


---------------


(1) Excludes (a) 1,026,776 shares of Common Stock issuable upon exercise of options outstanding at March 31, 1997 at a weighted average price of $2.06 per share, (b) 1,000,000 shares of Common Stock issuable upon exercise of an outstanding warrant held by TRW at a price of $10.00 per share if certain conditions are met (the "TRW Warrant") and (c) 149,591 shares of Common Stock reserved for issuance pursuant to outstanding warrants that have been or may be issued by the Company in connection with certain financing transactions, which warrants are or will be exercisable at a weighted average price of approximately $6.48 per share (the "Lender Warrants"). See "Dilution," "Management -- Stock Option Plans," "Certain Transactions" and "Description of Capital Stock -- Warrants."

(2) The Company uses a 52 or 53 week fiscal year ending on the Saturday closest to March 31 of each year. Each of the fiscal years ended April 2, 1994, April 1, 1995 and March 30, 1996 was a 52 week year. The Company's other fiscal quarters end on the Saturday closest to June 30, September 30 and December 31 of each year. For purposes of this Prospectus (including the Financial Statements and Notes thereto), each fiscal year is described as having ended on March 31 and each of the first three quarters of each fiscal year is described as having ended on June 30, September 30 and December 31.

(3) Pro forma per share and balance sheet data give effect to the conversion of outstanding shares of Preferred Stock and the TRW Convertible Note upon the consummation of this offering.


(4) Pro forma as adjusted data give effect to the conversion of outstanding shares of Preferred Stock and the TRW Convertible Note upon consummation of this offering and the sale by the Company of 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share, after deducting the underwriting discount and estimated offering expenses payable by the Company and the application of net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     This offering involves a high degree of risk. In addition to the other information set forth in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. This Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed in this Prospectus. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

VARIABILITY OF OPERATING RESULTS; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; GAAS HBT CAPACITY CONSTRAINTS


     The Company has experienced and expects to continue to experience significant variability of its operating results. Future variability of operating results may be caused by a variety of factors, including, but not limited to: the demand for wireless subscriber equipment; the rate at which the Company's gallium arsenide heterojunction bipolar transistor ("GaAs HBT") and other products are adopted by customers; the ability of the Company to commence commercial production at its planned fabrication facility; the ability of the Company eventually to manufacture and deliver products in a timely and cost-effective manner at acceptable yields and in volumes sufficient to satisfy customer demands; the timing of significant orders; the mix of products sold; changes in pricing by the Company and its competitors, customers or suppliers; the length of sales cycles for the Company's products; variations in manufacturing, assembly and test yields; market acceptance of customers' products; the pattern of end-user or customer purchasing cycles; the introduction of new products, processes and technologies by the Company and its competitors; and general industry and global economic conditions.



     A substantial portion of the Company's revenues is attributable to custom-designed products that are designed and manufactured for specific customers. Custom products are often manufactured on an exclusive basis for the originating customer for a negotiated period of time. In late calendar 1995 and early calendar 1996, the Company's operating results fluctuated substantially due to high material scrap caused by low manufacturing, assembly and test yields related to the Company's development of a Code Division Multiple Access ("CDMA") chipset for QUALCOMM Incorporated ("QUALCOMM"). There can be no assurance that the Company will not experience similar problems while developing future products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."



     A relatively limited number of customers have historically accounted for a significant portion of the Company's revenues, and the identity of those customers has varied significantly from period to period. For the nine months ended December 31, 1996, sales to QUALCOMM and Samsung Electronics Co., Ltd. ("Samsung") accounted for 38.9% and 20.3%, respectively, of the Company's revenues, and sales to the Company's five most significant customers in the aggregate accounted for 76.2% of revenues. In fiscal 1996, sales to QUALCOMM and Cincinnati Microwave, Inc. ("Cincinnati Microwave") accounted for 31.3% and 11.9%, respectively, of the Company's revenues, and sales to the Company's five most significant customers in the aggregate accounted for 61.7% of revenues. The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of its revenues in future periods. The Company also expects that some of its key customers in future periods may be different from its key customers in prior periods, and there can be no assurance that the Company will be able to replace revenues generated by former key customers in prior periods with revenues generated from existing or new customers in future periods.



     Due primarily to the Company's inability to meet requested delivery times and quantity requirements, QUALCOMM has determined to produce internally certain components and to look to other sources for other components to replace all products currently purchased from the Company. Accordingly, the Company expects sales to QUALCOMM to cease in May 1997. Further, the Company believes that certain prospective original equipment manufacturer ("OEM") customers have been reluctant to use the Company's GaAs HBT products in their devices due to the Company's capacity constraints with respect to such products. Although TRW is in the process of expanding its manufacturing capacity and the Company is constructing its own GaAs HBT wafer fabrication facility, the Company remains and will remain subject to capacity constraints with respect to GaAs HBT products. As a result, there can be no assurance that other customers will not seek alternate sources for certain high volume requirements. The Company is attempting to replace sales previously made to QUALCOMM with sales to other customers. A failure to replace sales previously made to QUALCOMM would have a material adverse effect on the Company's business, financial conditions and results of operations.


     The Company has significantly increased its expense levels to support its recent growth and intends to continue to make significant investments in research and development, capital equipment and customer service and support capabilities worldwide, especially as it constructs and begins to operate its own wafer fabrication facility. These investments will make it difficult for the Company to reduce its operating expenses in a particular period if the Company's revenue goals for that period are not met. There can be no assurance that the Company will achieve a rate of growth or level of sales in any future period commensurate with its increased level of operating expenses and the failure to do so would have a material adverse effect on the Company's business, financial conditions and results of operations.

     Due to the foregoing factors, as well as other unanticipated factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts or investors. In such event, the price of the Company's Common Stock would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON TRW


     The Company believes TRW is one of only two suppliers of commercial quantities of GaAs HBT wafers. The Company's GaAs HBT products are fabricated solely by TRW using TRW's proprietary technologies. For the nine months ended December 31, 1996, sales of GaAs HBT products constituted approximately 86% of the Company's revenues. The Company has entered into a supply contract with TRW pursuant to which TRW is required to deliver to the Company certain minimum quantities of GaAs HBT wafers until December 31, 2000, which quantities decline significantly from current levels beginning in 1999. The Company currently is purchasing from TRW a number of wafers that approximates the minimum number of wafers required to be delivered by TRW to the Company under the supply contract. However, the Company believes that in future periods it may purchase from TRW a quantity of wafers in excess of the minimum quantity of wafers required to be supplied by TRW under such contract. Although TRW has to date allocated to the Company a substantial portion of TRW's commercial GaAs HBT wafer production, the Company nevertheless has experienced significant difficulty obtaining sufficient production capacity to meet demand for certain of its GaAs HBT products. Further, although the Company plans to begin fabricating its own GaAs HBT wafers in commercial quantities in the second half of 1998 using technologies licensed from TRW, the Company expects to remain dependent upon TRW to satisfy the Company's GaAs HBT production requirements in the future. The fabrication of GaAs HBT wafers involves highly complex and unique processes, and a failure by TRW to manufacture and deliver wafers on a timely basis, to maintain acceptable manufacturing yields, to continue to allocate to the Company a substantial portion of TRW's commercial wafer production or to successfully defend against any claim that its GaAs HBT process infringes on third parties' intellectual property rights would have a material adverse effect on the Company's business, financial condition and results of operations.



     TRW currently is in the process of expanding its fabrication facility to increase its capacity to fabricate GaAs HBT wafers. Technological, personnel and manufacturing changes and new equipment purchases associated with TRW's expansion, among other factors, may prevent or delay an increase in the number of GaAs HBT wafers manufactured for the Company by TRW. Accordingly, there can be no assurance that TRW will be able successfully to expand its capacity in a manner that achieves acceptable manufacturing yields, cost and quality. Further, the expansion of TRW's fabrication facility is subject to a determination by TRW to postpone, downsize or terminate such expansion plans. A decision by TRW to postpone, downsize or terminate its expansion plans, a delay in such expansion for any reason or a failure to achieve acceptable manufacturing yields would have a material adverse effect on the Company's business, financial condition and results of operations.


     Pursuant to a license agreement between TRW and the Company, TRW has granted to the Company certain licenses to TRW's GaAs HBT and molecular beam epitaxial ("MBE") processes used to produce certain GaAs HBT products for commercial wireless communications applications that operate on signals having a frequency of less than 10 GHz. The Company plans to construct a fabrication facility and begin manufacturing its own GaAs HBT products in commercial quantities in the second half of 1998 using processes covered by such licenses. Such licenses are granted without representation or warranty as to validity or noninfringement and may be terminated by TRW if the Company's facility is not operational, based on certain specified parameters, by December 31, 1998. Further, certain exclusive licenses for GaAs HBT processes that may be used to produce products for wireless communications applications may be made entirely non-exclusive by TRW if the Company fails to meet certain revenue goals. A decision by TRW to terminate such license agreement or to make the rights granted therein non-exclusive or a determination that its GaAs HBT processes infringe a third party's intellectual property rights would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Strategic Relationship with TRW" and "Certain Transactions -- TRW."


CONSTRUCTION AND OPERATION OF FABRICATION FACILITY


     The Company currently is in the process of constructing an approximately 50,000 square foot wafer fabrication facility at which the Company intends to fabricate four-inch GaAs HBT wafers using technologies licensed from TRW. See "Business -- Facilities." The Company expects to be able to manufacture GaAs HBT products at a cost that is less than the price paid by the Company to TRW for such products; however, there is no assurance that the Company will be able to do so. Further, to date, the Company has never fabricated any semiconductor wafers of any kind. Replicating at the Company's planned wafer fabrication facility the precise manufacturing processes used by TRW at its GaAs HBT facility will be labor intensive, technically challenging, time consuming and logistically complex. It will require significant investments of labor and capital by both the Company and TRW. The transfer process is scheduled to occur over a two-year period and the major steps will include facility design, equipment and material specifications and sourcing, clean room certification, equipment installation and the hiring and training of skilled production personnel. Once the clean room is operational, the Company must transfer TRW's manufacturing process and run test wafers until the manufacturing process is adjusted to the point where commercial production is feasible. Before production can commence, wafers must be qualified by individual customers on a component-by-component basis, even for products previously qualified by TRW at its facility. While many of the technology transfer steps must occur concurrently, other steps must occur after the achievement of certain milestones and thus the delay in one or more steps could materially delay the entire technology transfer process. As a result, there can be no assurance that the Company will be able to transfer TRW's GaAs HBT processes successfully or in a timely manner or that the Company will be able successfully to produce GaAs HBT wafers in a manner that achieves acceptable manufacturing yields or allows the Company to offer its GaAs HBT products at competitive prices. The failure or any delay by the Company to adapt successfully the technologies employed by TRW or to fabricate GaAs HBT wafers at acceptable manufacturing yields, costs and quality and in volumes sufficient to satisfy customer demands would have a material adverse effect on the Company's business, financial condition and results of operations.


     Although TRW has agreed to provide the Company with technical assistance, training and instruction to facilitate this technology transfer, the ability of the Company to complete a successful technology transfer from TRW will be subject to numerous risks. In particular, TRW fabricates three-inch MBE wafer starting material and three-inch GaAs HBT wafers at its facility, while the Company will fabricate four-inch wafers at its facility. Accordingly, in addition to replicating TRW's complex proprietary manufacturing processes, the Company must be able to adapt such processes from three-inch wafers to four-inch wafers, which involves a number of technical hurdles including the development of new back-side wafer thinning processes for the larger wafers. These processes have not yet been developed and no assurance can be given that such development will be successful.


     The Company currently believes its fabrication facility will be operating at commercial levels in the second half of 1998. Until such time, the Company will purchase all or substantially all of its GaAs HBT products from TRW, which currently is allocating to the Company a substantial portion of TRW's manufacturing capacity. The Company believes the risk of losing orders for GaAs HBT products, particularly from large OEMs who may require significant volumes of certain products for their wireless devices, will increase significantly during the second half of 1998 until its fabrication facility has begun operating at commercial levels. The construction of such facility is subject to various risks, including inclement weather conditions, unforeseen hazards or conditions that hinder, delay or increase the cost of development, unavailability of building materials, unavailability of manufacturing equipment, construction delays and other conditions beyond the control of the Company. Accordingly, there can be no assurance that the Company will be able to complete such construction by the time indicated above. A delay in the completion of such fabrication facility would have a material adverse effect on the Company's business, financial condition and results of operations. In this regard, TRW has the right to terminate the licenses granted to the Company if such facility is not operational by December 31, 1998. See "-- Dependence on TRW."


     The fabrication of GaAs wafers involves precise processes that are highly complex and unique, that require advanced and costly equipment and that are being modified continually in an effort to improve yields and product performance. The Company expects that its customers will continue to establish demanding specifications for quality, performance and reliability that must be met by the Company's products. Defects in masks, minute impurities in materials used, contamination of the manufacturing environment, equipment failure and small imperfections in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. In addition, the more brittle nature of GaAs wafers can result in higher processing losses relative to traditional silicon-based semiconductor processes. Moreover, the operation of a wafer fabrication facility requires significant fixed costs, consisting primarily of occupancy costs, investments in manufacturing equipment, repair, maintenance and depreciation costs related to such equipment and labor costs related to manufacturing and process engineering. There can be no assurance that the Company will have revenue to offset such cost increases.

ADOPTION OF GAAS HBT COMPONENTS


     Commercial applications of GaAs HBT technologies are relatively new, and certain current and potential customers of the Company may be reluctant to design wireless systems that incorporate GaAs HBT products because of perceived risks relating to GaAs HBT technology generally. Such perceived risks include product reliability, the unfamiliarity of designing systems with GaAs HBT components as compared with silicon or gallium arsenide metal semiconductor field effect transistor ("GaAs MESFET") components, novel design requirements, unfamiliar manufacturing processes and uncertainties about the relative cost effectiveness of GaAs HBT products compared to high performance silicon-based or GaAs MESFET integrated circuits. Further, there currently are only two suppliers of commercial quantities of GaAs HBT wafers. Certain customers may be reluctant to rely on a small company such as RFMD as a sole supplier of large quantities of critical GaAs HBT components. For the nine months ended December 31, 1996, approximately 86% of the Company's revenues was attributable to the sale of GaAs HBT products, and the Company may remain dependent upon GaAs HBT products to generate a substantial portion of future revenues. There can be no assurance that additional OEMs will design the Company's GaAs HBT products into their respective systems, that the companies that have utilized the Company's GaAs HBT products will continue to do so in the future or that GaAs HBT integrated circuit technology will achieve widespread market acceptance. Failure of GaAs HBT to become widely adopted would have a material adverse effect on the Company's business, financial condition and results of operations.


MANAGEMENT OF GROWTH

     The Company currently is experiencing a period of significant growth that has placed and will continue to place a significant strain on the Company's resources. The Company has grown from 67 employees on

March 31, 1996 to 112 employees on January 31, 1997. The Company's ability to manage its growth effectively will require it to implement and improve operational and financial systems and to expand, train and manage its employee base. In particular, the Company's prospects depend upon its ability to attract qualified persons with experience in RF engineering, integrated circuit design, wireless systems and technical marketing and support. Competition for such persons is intense, and the number of persons with such experience is limited. The Company also will be required to manage multiple relationships with various customers, business partners and other third parties, such as its foundry and assembly partners. Moreover, the Company will incur significant expenses associated with its rapid growth and may incur additional unexpected costs relating to its anticipated expansion, particularly related to its current plan to build its own wafer fabrication facility. The Company's systems, procedures or controls may not be adequate to support the Company's operations and Company management may not be able to achieve the rapid expansion necessary to exploit potential market opportunities for the Company's products. The Company's future operating results will also depend on its ability to expand its sales and marketing and research and development organizations, and expand its administrative support organization. If the Company is unable to attract qualified persons or manage growth effectively, the Company's business, financial condition and results of operations would be materially adversely affected.

RELATIONSHIP WITH NOKIA


     The Company, TRW and Nokia Mobile Phones Ltd. ("Nokia") have agreed in principle to cooperate to develop and supply Nokia with RFICs that are manufactured using TRW's GaAs HBT processes. The arrangement contemplates that the Company and Nokia will negotiate separate agreements to address the development and supply of each product. Pursuant to the arrangement, the Company has agreed to provide Nokia with access to certain RFIC technologies and to the Company's GaAs HBT foundry if and when such facility becomes operational, and Nokia has agreed to provide the Company with rights to bid for and supply Nokia's requirements for certain RFICs. The arrangement can be terminated without penalty by TRW, the Company or Nokia for any reason. The arrangement does not obligate Nokia to purchase any products from the Company, and there can be no assurance that Nokia will become or subsequently remain a significant customer or that the Company's relationship with Nokia will continue. A termination by Nokia or TRW of this relationship would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Customers."


LIMITED OPERATING HISTORY AND OPERATING LOSSES


     The Company was incorporated in 1991 and was in the development stage prior to the year ended March 31, 1995. The Company had net losses totalling approximately $14.4 million from the period of inception to March 31, 1996. As of December 31, 1996, the Company had an accumulated deficit of approximately $13.6 million. The Company expects to incur substantial additional costs to construct a fabrication facility and expand its operations and to design and develop new products. Although the Company was profitable for the nine months ended December 31, 1996, there can be no assurance, due to the Company's history of annual and quarterly operating losses, its planned substantial expansion of manufacturing capacity, its dependence on third parties and the difficulty of predicting the demand for its products, among other factors, that the Company will be able to sustain such profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


DEPENDENCE ON THIRD PARTIES

     All of the Company's products currently are manufactured by independent third parties, and the Company expects to continue to rely heavily on independent third parties in the future. The Company purchases all of its GaAs HBT products from TRW, which the Company believes is currently one of only two suppliers of commercial quantities of GaAs HBT wafers. In addition, the Company uses two independent foundries to manufacture its silicon-based products and two independent foundries to manufacture its GaAs MESFET products. The foundries that supply the Company's GaAs MESFET requirements are owned and operated by ITT Industries, Inc. and TriQuint Semiconductor, Inc. ("TriQuint"), which are competitors of the Company. Foundry capacity for GaAs products has been difficult to obtain at times in the past. The Company is and will remain dependent on a small number of independent foundries to manufacture and deliver its products on a timely basis, to achieve acceptable manufacturing yields and to offer competitive pricing to the Company. Accordingly, the failure of such independent foundries to manufacture and deliver the Company's products on a timely basis, to allocate to the Company sufficient capacity to meet the Company's requirements, to achieve acceptable manufacturing yields or to offer competitive pricing to the Company would have a material adverse effect on the Company's business, financial condition and results of operations. Further, no assurance can be given that the Company would be able to locate other foundries to fabricate its products in the event of a loss of any current source of supply.



     The Company uses independent vendors to package all of its integrated circuits. The Company has encountered packaging quality problems with certain of such vendors, particularly with regard to GaAs products. There can be no assurance that the Company will not experience packaging problems in the future. A delay or reduction in product shipment or reduced assembly yields would have a material adverse effect on the Company's business, financial condition and results of operations. See "-- International Sales and Operations" and "Business -- Manufacturing, Packaging and Testing."


COMPETITION

     Competition in the markets for the Company's products is intense. The Company faces competition from several companies primarily engaged in the business of designing, manufacturing and selling silicon and GaAs MESFET RFICs, as well as suppliers of discrete products such as transistors, capacitors and resistors. The Company also faces competition from companies that have or may develop GaAs HBT or other new fabrication processes. In addition, many of the Company's existing and potential OEM customers manufacture or assemble wireless communications devices and have substantial in-house technological capabilities. Such OEMs currently may be developing, or may develop in the future, products that compete directly with the Company's products. A decision by one or more large OEM customers of the Company to design and manufacture integrated circuits internally would have a material adverse effect on the Company's business, financial condition and results of operations. The Company expects competition in the future to increase. Increased competition could result in decreased prices for the Company's products, reduced demand for the Company's products and a reduction in the Company's ability to recover development engineering costs. Any of these developments would have a material adverse effect on the Company's business, financial condition and results of operations.

     Many of the Company's current and potential customers have entrenched market positions, substantial internal manufacturing capacity, established patents, copyrights, trade names, trademarks and intellectual property rights and substantial technological capabilities. Most of the Company's current and potential competitors, including ANADIGICS, Inc. ("ANADIGICS"), Motorola Inc. ("Motorola"), NEC Corp. ("NEC"), Philips N.V. ("Philips"), Rockwell International Corp. ("Rockwell") and TriQuint, have significantly greater financial, technical, manufacturing and marketing resources than the Company. There can be no assurance that the Company will be able to compete successfully with its existing or new competitors. See "Business -- Competition."

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON DEVELOPMENT AND GROWTH OF WIRELESS MARKETS

     The Company's prospects depend upon continued development and growth of markets for wireless communications products and services, including cellular telephony, PCS handsets, wireless LANs, wireless security systems and other wireless applications. No assurance can be given regarding the rate at which the markets for such products will develop or the Company's ability to produce competitive products for such markets as they develop.

     The Company supplies RFICs almost exclusively for wireless applications. The wireless markets currently are characterized by frequent introduction of new products and services in response to evolving product and process technologies and consumer demand for greater functionality, lower costs, smaller products and better performance. Consequently, the Company has experienced a degree of product design obsolescence. Because the demand of OEMs for improvements in product performance is expected to increase, the Company believes that its future success will depend in part upon its ability to continue to improve its product designs and to develop new products based on emerging wafer fabrication technologies. If a competing process technology emerges that permits the fabrication of integrated circuits that are superior to the RFICs fabricated under the existing processes available to the Company, and if the Company is unable to design successfully products under such technology or to develop competitive or alternative products that are economically viable and that can be delivered in sufficient product quantity to OEMs at acceptable yields, the Company's business, financial condition and results of operations would be materially and adversely affected. Competition among the Company's target customers is intense and thus many OEMs may be reluctant to implement new technologies. Further, in each of the markets in which the Company competes, prices of established products tend to decline significantly over time. Developing these enhancements, new designs and technologies requires significant investments by the Company in research and development efforts, and there can be no assurance that funds for such investments will be available when needed on acceptable terms or that such efforts will be successful. See "Business -- Research and Development."


NEED FOR ADDITIONAL CAPITAL


     The Company will require substantial capital to construct its wafer fabrication facility and to fund its operations and growth. The Company's wafer fabrication facility is scheduled to be developed in two phases, the first of which has a budgeted cost of $40 million and the second of which involves an expansion of production capacity at a budgeted cost of $30 million. The Company expects to use approximately $15 million of the net proceeds from this offering to finance a portion of the cost of constructing the first phase of the fabrication facility, and to finance the remainder of such phase with cash on hand and previously obtained financing commitments. The Company's future capital requirements will depend on many factors, including the actual cost of constructing the new fabrication facility, whether demand for the Company's products justifies the phased expansion of its facility, the timing and extent of spending to support product development efforts and expansion of sales and marketing, the timing of introductions of new products and market acceptance of the Company's products. The Company expects that it may need to raise additional equity or debt financing during 1998 to finance a portion of the cost of constructing the second phase of the fabrication facility. However, there can be no assurance that additional financing will not be required prior to such time. There can be no assurance that additional equity or debt financing, if required, will be available on acceptable terms or at all. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


DEPENDENCE UPON KEY PERSONNEL

     The Company's success depends in part upon retaining the services of certain technical, marketing, sales and management personnel. None of the Company's employees has an employment agreement with the Company. The loss of any key personnel would have a material adverse effect on the Company's business, financial condition and results of operations. Further, the Company's prospects depend upon its ability to attract qualified personnel for its operations. The competition for qualified personnel is intense, and the number of persons with experience, particularly in RF engineering, integrated circuit design, wireless systems and technical marketing and support, is limited. There can be no assurance that the Company will be able to attract, assimilate or retain other skilled personnel in the future. Any inability on the part of the Company to attract or retain additional key employees or the loss of one or more of its current key employees would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

INTERNATIONAL SALES AND OPERATIONS

     Sales to customers located outside the United States accounted for approximately 44%, 27%, 24% and 36% of total revenues for fiscal 1994, 1995 and 1996 and the nine months ended December 31, 1996, respectively. The Company expects that revenues derived from international sales will continue to represent a significant portion of its total revenues. International sales are subject to a variety of risks, including those arising from currency fluctuations and restrictions, tariffs, trade barriers, taxes and export license requirements. Because all of the Company's foreign sales are currently denominated in U.S. dollars, the Company's products become less price competitive in countries with currencies that are low or are declining in value against the U.S. dollar. In addition, there can be no assurance that the Company's international customers will continue to accept orders denominated in U.S. dollars. If such customers do not continue to accept orders denominated in U.S. dollars, the Company's reported revenues and earnings would become more directly subject to foreign exchange fluctuations. See Note 2 of Notes to Financial Statements.


     All of the packaging materials used to assemble the Company's integrated circuits are supplied by, and all of the Company's products are assembled by, independent circuit assembly vendors, most of which are located in Asia. Due to its reliance on such foreign suppliers and assemblers, the Company is subject to the risks of conducting business outside of the United States. These risks include unexpected changes in, or impositions of, legislative or regulatory requirements, delays resulting from difficulty in obtaining export licenses, tariffs and other trade barriers and restrictions, and the burdens of complying with a variety of foreign laws and other factors beyond the Company's control. The Company also is subject to general geopolitical risks in connection with its international operations, such as political, social and economic instability, potential hostilities and changes in diplomatic and trade or business relationships. Although the Company has not to date experienced any material adverse effect on its operations as a result of such regulatory, geopolitical and other factors, there can be no assurance that such factors will not adversely affect the Company's operations in the future or require the Company to modify its current business practices. The Company currently transacts business with its foreign assemblers in U.S. dollars and consequently the cost of the Company's packaging components, as well as assembly costs, would increase in countries with currencies that are increasing in value against the U.S. dollar. In addition, there can be no assurance that the Company's international assemblers will continue to accept orders denominated in U.S. dollars. If such assemblers do not continue to accept orders denominated in U.S. dollars, the Company's costs would become more directly subject to foreign exchange fluctuations.

INTELLECTUAL PROPERTY CLAIMS


     The Company's success depends in part on its ability to obtain patents, trademarks and copyrights, maintain trade secret protection and operate its business without infringing on the proprietary rights of third parties. See "-- Dependence on TRW."


     The Company may be notified in the future that it is infringing patent or other intellectual property rights of others, although there are no such pending lawsuits against the Company or notices that the Company is infringing intellectual property rights of others. No assurance can be given that in the event of such infringement, licenses could be obtained on commercially reasonably terms or that litigation will not occur. The failure to obtain necessary license or other rights or the occurrence of litigation arising out of such claims would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition to patent and copyright protection, the Company also relies on trade secrets, technical know-how and other unpatented proprietary information relating to its product development and manufacturing activities which it seeks to protect, in part, by confidentiality agreements with its employees and third parties. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets and proprietary know-how will not otherwise become known or independently discovered by others. See "Business -- Intellectual Property."

GOVERNMENT REGULATION OF COMMUNICATIONS INDUSTRY

     The sale of products by customers who purchase the Company's products may be materially and adversely affected by governmental regulatory policies, the imposition of common carrier tariffs or taxation of telecommunications services. Further, national governments control the allocation and use of radio frequencies and may implement regulations or take other action that directly or indirectly has a material adverse effect on the Company's business, financial condition or results of operations.

CONCENTRATION OF STOCK OWNERSHIP


     Upon consummation of this offering, directors and executive officers of the Company and their affiliates (including TRW) collectively will beneficially own approximately 53.9% of the Common Stock (52.6% if the Underwriters' over-allotment option is exercised in full), and TRW, the Company's largest shareholder, will beneficially own approximately 31.1% of the Common Stock (30.3% if the Underwriters' over-allotment option is exercised in full). As a result, these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. TRW has granted David A. Norbury, President and Chief Executive Officer of the Company, an irrevocable proxy to vote 2,683,930 of the 4,621,487 shares of Common Stock beneficially owned by TRW. Such proxy will expire if and when the Company's fabrication facility becomes operational. See "Certain Transactions -- TRW -- Restricted Stock Agreement" and "Principal and Selling Shareholders."



NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE


     Prior to this offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after this offering. The initial public offering price will be determined by negotiation between the Company, the Selling Shareholders and the representatives of the Underwriters. See "Underwriting."

     The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, changes in financial estimates by securities analysts, announcements of technological innovations or new products by the Company or its competitors, or other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices for many high technology companies. These broad market fluctuations may materially and adversely affect the market price of the Company's Common Stock.


SUBSTANTIAL DILUTION



     Purchasers of the Common Stock offered hereby will incur immediate and substantial dilution of approximately $8.48 per share in the net tangible book value per share of the Common Stock from the initial public offering price. See "Dilution."


SHARES ELIGIBLE FOR FUTURE SALE


     Sales of the Company's Common Stock in the public market after this offering could adversely affect the market price of the Company's Common Stock. Following this offering, there will be 14,852,441 shares of Common Stock outstanding, of which the 2,537,000 shares offered hereby will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for shares acquired in this offering by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. Upon expiration of the lock-up agreements 180 days after the date of this Prospectus, approximately 9,631,511 additional shares of Common Stock will become eligible for sale in the public market, subject to the provisions of Rule 144 or Rule 701. Such lock-up agreements are subject to release at the discretion of the representatives of the Underwriters. Moreover, the Company intends to file registration statements under the Securities Act covering shares of Common Stock reserved for issuance under stock option and stock purchase plans, including up to 463,567 shares of Common Stock that were or may be issued upon the exercise of stock options during 1997. Certain of the Company's shareholders have the right to cause the Company to register their shares under the Securities Act and to include their shares in any future registration of securities effected by the Company under the Securities Act. See "Shares Eligible For Future Sale" and "Description of Capital Stock -- Registration Rights."


ANTI-TAKEOVER AND CERTAIN OTHER PROVISIONS

     Certain provisions of the Company's articles of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. These provisions include the ability of the Board of Directors to designate the rights and preferences of Preferred Stock and issue such shares without shareholder approval and the requirement of supermajority shareholder approval of certain transactions with parties affiliated with the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. See "Description of Capital Stock."

     Pursuant to an agreement among the Company, TRW and certain other shareholders of the Company, TRW has agreed to refrain from taking certain actions affecting the control of the Company for five years following this offering. This agreement further provides, however, that in the event of an offer by a third party to acquire all of the outstanding shares of the Company, TRW will have a 30-day period in which to make a counterproposal on the same or better terms and to have such proposal submitted to the Company's shareholders. This right could have the effect of discouraging a third party from offering to acquire all of the outstanding shares of the Company. See "Certain
Transactions -- TRW -- Standstill Agreement." In addition, under the terms of its credit facility with Silicon Valley Bank, the Company is prohibited from entering into mergers or acquisitions, undergoing a material change in ownership or making dispositions of assets other than in the ordinary course of business.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered by it hereby are estimated to be approximately $27.3 million assuming an initial public offering price of $12.00 per share and after deducting underwriting discount and estimated offering expenses (approximately $31.5 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders.


     The Company intends to use approximately $15 million of the net proceeds to the Company to finance a portion of the cost of constructing the first phase of a new GaAs HBT wafer fabrication facility that will be located adjacent to the Company's existing facility in Greensboro, North Carolina. The wafer fabrication facility is scheduled to be developed in two phases, the first of which has a budgeted cost of $40 million and the second of which involves an expansion of production capacity at a budgeted cost of $30 million. The Company expects to finance the remainder of the first phase with cash on hand and previously obtained financing commitments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



     The Company intends to use a portion of the net proceeds to the Company to repay all outstanding indebtedness under its credit facility with Silicon Valley Bank, which indebtedness consists of approximately $350,000 outstanding at February 28, 1997 under a revolving line of credit that bears interest at prime plus 0.75% and matures in December 1997 and approximately $350,000 outstanding at February 28, 1997 for separate term loans made under an equipment line of credit that bear interest at prime plus 1.5% and mature 36 months from the date of each loan.


     The remaining net proceeds will be used for working capital and general corporate purposes, which may include expansion of the Company's facilities. Pending application of net proceeds as set forth above, the Company intends to invest the net proceeds in short-term, investment grade debt securities.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. The Company intends to retain its future earnings, if any, to fund the development and growth of its business. Any future decision concerning the payment of dividends on the Common Stock will depend upon the earnings, financial condition and capital requirements of the Company, as well as such other factors deemed relevant by the Board of Directors, in its sole discretion. Under the terms of its credit facility with Silicon Valley Bank, the Company is prohibited from paying any dividends or making any other distributions or payments on account, or in redemption, retirement or purchase, of any of its capital stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of December 31, 1996 on an actual, pro forma and pro forma as adjusted basis. The pro forma capitalization gives effect to the conversion of outstanding shares of Preferred Stock and the TRW Convertible Note into an aggregate of 9,065,431 shares of Common Stock and the pro forma as adjusted capitalization gives effect to such conversion and the sale of 2,500,000 shares of Common Stock by the Company in this offering and the application of the estimated net proceeds therefrom, after deducting the underwriting discount and estimated offering expenses. See "Use of Proceeds." This information should be read in conjunction with the Company's Financial Statements and the Notes thereto included elsewhere in this Prospectus.



                                                                     DECEMBER 31, 1996
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
                                                                       (IN THOUSANDS)
Long-term debt(1).........................................  $ 10,809    $    657       $   499
Redeemable convertible preferred stock(2).................    28,257          --            --
Shareholders' (deficiency) equity:
  Preferred Stock, no par value; 1,200,000 shares
     authorized and none issued and outstanding, actual;
     5,000,000 shares authorized and none issued and
     outstanding, pro forma and pro forma as adjusted.....        --          --            --
  Common Stock, no par value; 15,000,000 shares
     authorized, 3,268,930 shares issued and outstanding,
     actual, and 12,334,361 shares issued and outstanding,
     pro forma; 50,000,000 shares authorized and
     14,834,361 shares issued and outstanding, pro forma
     as adjusted..........................................     2,960      41,217        68,517
Additional paid-in capital................................       550         702           702
Deferred compensation(3)..................................      (290)       (290)         (290)
Accumulated deficit.......................................   (13,577)    (13,577)      (13,577)
                                                            --------    --------       -------
     Total shareholders' (deficiency) equity(4)...........   (10,357)     28,052        55,352
                                                            --------    --------       -------
          Total capitalization............................  $ 28,709    $ 28,709       $55,851
                                                            ========    ========       =======


---------------


(1) Includes the TRW Convertible Note in the principal amount of $10 million and $152,000 of accrued interest that will be forfeited upon the conversion of the TRW Convertible Note into 1,111,111 shares of Common Stock upon consummation of this offering.

(2) Consists of 7,954,320 shares of Preferred Stock that will automatically convert into 7,954,320 shares of Common Stock upon the consummation of this offering.
(3) For financial reporting purposes, the Company records deferred compensation expense with respect to stock options granted at exercise prices below the deemed fair market value of the underlying Common Stock in an amount equal to the difference between the exercise price of such options and the deemed fair market value of the underlying Common Stock at the time of grant. Deferred compensation expense is amortized ratably over the vesting period of the related options. See Notes 2 and 10 of Notes to Financial Statements.

(4) Excludes (i) 1,026,776 shares of Common Stock issuable upon exercise of options outstanding at March 31, 1997 at a weighted average price of approximately $2.06 per share, (ii) 1,000,000 shares of Common Stock issuable upon the exercise of the TRW Warrant at a price of $10.00 per share and (iii) 149,591 shares of Common Stock issuable upon the exercise of the Lender Warrants at a weighted average price of approximately $6.48 per share. See "Management -- Stock Option Plans," "Certain Transactions" and "Description of Capital Stock -- Warrants."

                                    DILUTION


     At December 31, 1996, the pro forma net tangible book value of the Company was approximately $24.9 million or $2.01 per share. "Pro forma net tangible book value" per share is equal to the Company's total tangible assets (before the offering) less total liabilities divided by the total number of shares of Common Stock outstanding on a pro forma basis, giving effect to the conversion of all outstanding shares of Preferred Stock and the TRW Convertible Note. After giving effect to the sale of the 2,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $12.00 per share and after deducting the underwriting discount and estimated offering expenses, the pro forma net tangible book value of the Company at December 31, 1996 would have been $52.2 million or $3.52 per share. This represents an immediate increase in the pro forma net tangible book value of $1.51 per share to existing shareholders and an immediate dilution of $8.48 per share to purchasers in this offering. The following table illustrates the per share dilution:



Assumed public offering price per share.....................             $12.00
  Pro forma tangible book value per share as of December 31,
     1996...................................................  $2.01
  Increase per share attributable to new investors..........   1.51
Pro forma net tangible book value per share after this
  offering..................................................               3.52
                                                                         ------
Dilution per share to new investors.........................             $ 8.48
                                                                         ======


     The following table summarizes, as of December 31, 1996, after giving effect to this offering and the conversion of all outstanding shares of Preferred Stock and the TRW Convertible Note, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the existing shareholders and by the new investors purchasing shares of Common Stock in this offering based on an assumed initial public offering price of $12.00 per share, but before deducting the underwriting discount and estimated offering expenses.

                               SHARES PURCHASED         TOTAL CONSIDERATION
                             --------------------      ---------------------    AVERAGE PRICE
                               NUMBER     PERCENT        AMOUNT      PERCENT      PER SHARE
                             ----------   -------      -----------   -------    -------------
Existing shareholders......  12,334,361      83%       $41,217,000      58%        $ 3.34
New investors..............   2,500,000      17         30,000,000      42          12.00
                             ----------     ---        -----------     ---
          Total............  14,834,361     100%       $71,217,000     100%
                             ==========     ===        ===========     ===


     The foregoing tables assume no exercise of the Underwriters' over-allotment option or outstanding stock options or warrants to purchase Common Stock. There are (i) 1,026,776 shares of Common Stock issuable upon exercise of options outstanding at March 31, 1997 exercisable at a weighted average price of approximately $2.06 share, (ii) 1,000,000 shares of Common Stock issuable upon exercise of the TRW Warrant exercisable at a price of $10.00 per share and (iii) 149,591 shares of Common Stock issuable upon exercise of the Lender Warrants exercisable at a weighted average price of approximately $6.48 per share. To the extent that any of these options or warrants are exercised in the future, there will be substantial further dilution to new investors. See "Management -- Stock Option Plans," "Certain Transactions" and "Description of Capital
Stock -- Warrants."

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus. The statement of operations data for the years ended March 31, 1994, 1995 and 1996 and the nine months ended December 31, 1995 and 1996, and the selected balance sheet data as of March 31, 1994, March 31, 1995, March 31, 1996 and December 31, 1996, are derived from, and are qualified by reference to, the Financial Statements and Notes thereto included elsewhere in this Prospectus. The statement of operations data for the period of inception to March 31, 1992 and the year ended March 31, 1993, and the selected balance sheet data as of December 31, 1991 and March 31, 1993, are derived from the historical financial statements of the Company, which are not included herein. Operating results for the nine months ended December 31, 1996 are not necessarily indicative of the results to be expected for the entire fiscal year ended March 31, 1997.


                                         PERIOD OF
                                         INCEPTION
                                       (FEBRUARY 27,
                                           1991)                                                    NINE MONTHS
                                            TO                YEAR ENDED MARCH 31,(1)           ENDED DECEMBER 31,
                                         MARCH 31,     -------------------------------------   ---------------------
                                           1992         1993      1994      1995      1996        1995        1996
                                       -------------   -------   -------   -------   -------   -----------   -------
                                        (UNAUDITED)                                            (UNAUDITED)
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Product sales......................      $  --       $    --   $   574   $ 1,254   $ 8,212     $ 5,061     $19,081
  Engineering revenue................         44           256       412       434     1,303         758         573
                                           -----       -------   -------   -------   -------     -------     -------
         Total revenues..............         44           256       986     1,688     9,515       5,819      19,654
Cost and expenses:
  Cost of goods sold.................         30            59       724     1,215     7,471       4,159      10,973
  Research and development...........         64         1,216     1,553     2,836     4,245       2,825       4,379
  Marketing and selling..............         67           400       808     1,180     1,817       1,278       2,588
  General and administrative.........        180           498       725       620     1,226         640         960
                                           -----       -------   -------   -------   -------     -------     -------
         Total costs and expenses....        341         2,173     3,810     5,851    14,759       8,902      18,900
                                           -----       -------   -------   -------   -------     -------     -------
(Loss) income from operations........       (297)       (1,917)   (2,824)   (4,163)   (5,244)     (3,083)        754
Interest expense.....................        (12)          (11)      (62)      (27)      (81)        (54)       (234)
Interest income......................         12            16        40        68       137         106         343
                                           -----       -------   -------   -------   -------     -------     -------
(Loss) income before income taxes....       (297)       (1,912)   (2,846)   (4,122)   (5,188)     (3,031)        863
Income tax expense...................         --            --        --        --        --          --          75
                                           -----       -------   -------   -------   -------     -------     -------
Net (loss) income....................      $(297)      $(1,912)  $(2,846)  $(4,122)  $(5,188)    $(3,031)    $   788
                                           =====       =======   =======   =======   =======     =======     =======
Pro forma net (loss) income per
  share(2)...........................      $(.05)      $  (.33)  $  (.42)  $  (.41)  $  (.43)    $  (.27)    $   .07
Pro forma weighted average shares
  outstanding(2).....................      5,726         5,726     6,800    10,040    12,166      11,265      13,379



                                                                  MARCH 31,
                                      DECEMBER 31,   -----------------------------------
                                        1991(3)       1993     1994      1995     1996      DECEMBER 31, 1996
                                      ------------   ------   ------    ------   -------    -----------------
                                      (UNAUDITED)
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.........     $  14       $1,110   $3,341    $2,223   $ 6,638         $  3,321
  Working capital...................      (195)         838    3,443     2,686     7,912            7,092
  Cash restricted for capital
    additions.......................        --           --       --        --        --           14,932
  Total assets......................        92        1,643    4,519     4,343    13,192           35,195
  Long-term debt....................        --           --       --        59       153           10,809
  Shareholders' (deficiency)
    equity..........................      (117)       1,049   (5,047)   (9,169)  (14,357)         (10,357)


---------------

(1) The fiscal year ended March 31, 1993 was a 53 week year, and each of the fiscal years ended March 31, 1994, March 31, 1995 and March 31, 1996 was a 52 week year.

(2) Pro forma data give effect to the conversion of outstanding shares of Preferred Stock and the TRW Convertible Note upon the consummation of this offering.

(3) The Company changed its fiscal year-end from December 31 to a 52 or 53 week fiscal year ending on the Saturday closest to March 31 of each year, effective for the year ended March 31, 1993.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein.

OVERVIEW


     The Company designs, develops and markets RFICs for wireless communications applications. These applications include cellular and personal communication services ("PCS"), cordless telephony, wireless local area networks ("wireless LANs"), wireless local loop ("WLL"), industrial radios, wireless security and remote meter reading. To date, a significant portion of the Company's revenues has been attributable to the sale of RFICs used in cellular telephones and PCS handsets. The Company offers products fabricated under three distinct process technologies: GaAs HBT, GaAs MESFET and silicon bipolar transistor. For fiscal 1996 and the nine months ended December 31, 1996, approximately 58% and 86%, respectively, of the Company's revenues were derived from the sale of GaAs HBT products. The Company may continue to rely heavily on sales of GaAs HBT products in future periods.



     Prior to fiscal 1995, the Company was in the development stage. After emergence from the development stage, the Company has experienced a significant increase in product revenues. In February 1995, the Company and QUALCOMM entered into a development contract for certain RFICs to be used by QUALCOMM in its CDMA handsets. During fiscal 1996, the Company began shipping products developed under that contract in commercial quantities, and revenues increased significantly. Due primarily to the Company's inability to meet requested delivery times and quantity requirements, QUALCOMM has determined to produce internally certain components and to look to other sources for certain other components to replace all products currently purchased from the Company. Accordingly, the Company expects sales to QUALCOMM to cease in May 1997. Although the Company is attempting to replace the sales previously made to QUALCOMM with sales to other customers, no assurance can be given that it will be able to do so. Further, the Company's ability to supply GaAs HBT components remains subject to capacity constraints, and the relatively lengthy design cycle for custom RFICs makes it difficult to quickly commence high volume sales to new customers. As a result, the Company currently does not expect growth in revenues, if any, to be significant over the next two fiscal quarters.


     Product revenue is recognized when shipped, and all product sales are denominated in U.S. dollars. The Company derives its revenues from the sale of standard and custom-designed products. Custom-designed products are usually developed for volume production orders from large OEMs and normally are manufactured on an exclusive basis for the originating customer for a negotiated period of time. Once exclusivity periods expire, the Company attempts to migrate custom products rapidly into the standard product category in order to broaden its customer base and leverage its design and product development expenditures.

     The Company currently derives a majority of its revenues from the sale of custom-designed products. However, the Company's strategy is to maintain a balanced product mix between standard and custom-designed products so as to reduce the Company's reliance on individual customers and product orders.

     A relatively limited number of customers historically have accounted for a significant portion of the Company's revenues, and the composition of the Company's most significant customers has varied significantly from period to period. For the nine months ended December 31, 1996, sales to QUALCOMM and Samsung accounted for 38.9% and 20.3%, respectively, of revenues, and sales to the Company's five most significant customers in the aggregate accounted for 76.2% of revenues. In fiscal 1996, sales to QUALCOMM and Cincinnati Microwave accounted for 31.3% and 11.9% of revenues, respectively, and sales to the

Company's five most significant customers in the aggregate accounted for 55% of revenues. Further, only two of the Company's five most significant customers for fiscal 1996 were among the Company's five most significant customers for the nine months ended December 31, 1996. Because the markets for wireless devices are characterized by the presence of a relatively small number of large OEMs that place high-volume orders, the Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of its revenues in the future and that the composition of the Company's most significant customers will continue to change significantly from period to period.

     The Company currently uses independent foundries to manufacture and assemble all of its RFICs. The Company generally contracts for the fabrication of wafers and the assembly and packaging of circuits at negotiated prices pursuant to purchase orders or short-term contracts. Substantially all of the Company's integrated circuits are assembled by vendors located in Asia, and all assembly contracts are denominated in U.S. dollars. All of the Company's final products are tested in the Company's facilities in Greensboro, North Carolina.


     The Company historically has experienced significant fluctuations in gross profit margins. For the fiscal years ended March 31, 1995 and March 31, 1996 and for the nine months ended December 31, 1996, the Company's gross profit margins were approximately 28.0%, 21.5% and 44.2%, respectively. The Company believes that its gross profit margins have been significantly affected by manufacturing, assembly and test yields. In particular, in fiscal 1996, the Company experienced poor manufacturing, assembly and test yields during the initial stage of developing a CDMA chipset for QUALCOMM. The Company believes the poor yields related to the development of such chipset were attributable to the fact that such chipset was used in one of the first CDMA phones designed for commercial production, which caused several unexpected changes in product specifications during development and the use of very precise specification requirements for final products. Further, QUALCOMM was the first large OEM to order from the Company significant volumes of RFICs, and the related increase in production volumes initially resulted in an unacceptable amount of product scrap. Although the Company believes it has learned how to better control product yields for new products, there can be no assurance that future operating results will not be affected by low manufacturing, assembly and test yields. Further, the Company sells products in intensely competitive markets, and the Company believes that downward pressure on average selling prices will occur in the future.


RESULTS OF OPERATIONS

     The following table sets forth the statement of operations data of the Company expressed as a percentage of total revenues for the periods indicated:


                                                                         NINE MONTHS
                                                                            ENDED
                                             YEAR ENDED MARCH 31,        DECEMBER 31,
                                           -------------------------    --------------
                                            1994      1995     1996     1995     1996
                                           ------    ------    -----    -----    -----
Revenues...............................     100.0%    100.0%   100.0%   100.0%   100.0%
Costs and expenses:
  Cost of goods sold...................      73.4      72.0     78.5     71.5     55.8
  Research and development.............     157.5     168.0     44.6     48.5     22.3
  Marketing and selling................      81.9      69.9     19.1     22.0     13.2
  General and administrative...........      73.5      36.7     12.9     11.0      4.9
                                           ------    ------    -----    -----    -----
          Total costs and expenses.....     386.3     346.6    155.1    153.0     96.2
(Loss) income from operations..........    (286.3)   (246.6)   (55.1)   (53.0)     3.8
Other income (expense), net............      (2.2)      2.4      0.6      0.9      0.6
                                           ------    ------    -----    -----    -----
(Loss) income before income taxes......    (288.5)   (244.2)   (54.5)   (52.1)     4.4
Income tax expense.....................       0.0       0.0      0.0      0.0     (0.4)
                                           ------    ------    -----    -----    -----
Net (loss) income......................    (288.5)%  (244.2)%  (54.5)%  (52.1)%    4.0%
                                           ======    ======    =====    =====    =====

  Nine Months Ended December 31, 1996 Compared to Nine Months Ended December 31, 1995


     Revenues. Revenues increased 238% from $5.8 million for the nine months ended December 31, 1995 to $19.7 million for the nine months ended December 31, 1996. The increase primarily reflected an overall increase in the volume of products shipped to existing and new customers, primarily in the cellular and PCS handset markets. The Company sells products in intensely competitive markets, and the Company believes that downward pressure on average selling prices will occur in the future. For the nine months ended December 31, 1995 and December 31, 1996, a significant portion of the Company's revenues was attributable to sales of RFICs used in cellular and PCS handsets, and the Company expects this trend to continue in the future. In addition, for the nine months ended December 31, 1996, approximately 86% of the Company's revenues was attributable to the sale of GaAs HBT products, and the Company may remain dependent upon GaAs HBT products to generate a substantial portion of its future revenues. Engineering revenues accounted for 13.0% of revenues for the nine months ended December 31, 1995 compared to 2.9% of revenues for the nine months ended December 31, 1996. For the nine months ended December 31, 1996, sales to QUALCOMM and Samsung accounted for 38.9% and 20.3%, respectively, of revenues. Due primarily to the Company's inability to meet QUALCOMM's requested delivery times and quantity requirements, QUALCOMM has determined to produce internally certain components and to look to other sources for other components to replace all products currently purchased from the Company. Accordingly, the Company expects sales to QUALCOMM to cease in May 1997.



     Gross profit. Gross profit margin increased from 28.5% for the nine months ended December 31, 1995 to 44.2% for the nine months ended December 31, 1996. The increase was primarily attributable to an increase in production volumes during the nine months ended December 31, 1996, a reduction in average wafer costs primarily attributable to quantity discounts, and improvements in manufacturing, assembly and test yields, which reduced scrap and lowered the per unit cost of goods sold. The Company also experienced favorable product sales mix and pricing for the nine months ended December 31, 1996.


     Research and development. Research and development expenses increased 57.1% from $2.8 million for the nine months ended December 31, 1995 to $4.4 million for the nine months ended December 31, 1996. The increase was primarily attributable to increased salaries and benefits related to increased headcount and spending on development mask sets, wafers and prototype assembly. As a result of revenue growth, research and development expenses as a percentage of revenues decreased from 48.5% for the nine months ended December 31, 1995 to 22.3% for the nine months ended December 31, 1996.


     General and administrative. General and administrative expenses increased 50.3% from $640,000 for the nine months ended December 31, 1995 to $960,000 for the nine months ended December 31, 1996. The increase was attributable primarily to increased salaries and benefits related to headcount increases. General and administrative expenses as a percentage of revenues decreased from 11.0% for the nine months ended December 31, 1995 to 4.9% for the nine months ended December 31, 1996.


     Marketing and selling. Marketing and selling expenses increased 100.0% from $1.3 million for the nine months ended December 31, 1995 to $2.6 million for the nine months ended December 31, 1996. The increase was primarily attributable to increased headcount, commissions and promotional activities. Marketing and selling expenses as a percentage of revenues decreased from 22.0% for the nine months ended December 31, 1995 to 13.2% for the nine months ended December 31, 1996.

     Other income (expense), net. Other income (expense), net increased from $52,000 for the nine months ended December 31, 1995 to $109,000 for the nine months ended December 31, 1996. The increase was principally attributable to higher interest income earned on higher average cash balances during the nine months ended December 31, 1996.

     Income tax expense. The effective tax rate for the nine months ended December 31, 1996 was 8.7%, which is less than the federal and state statutory rate of 40% due to the use of net operating loss carryforwards. The Company did not provide for income taxes in the nine months ended December 31, 1995 as a result of the Company's expectation that it would incur a loss for the complete fiscal year.

  Fiscal 1996 Compared to Fiscal 1995


     Revenues. Revenues increased 459% from $1.7 million for the year ended March 31, 1995 to $9.5 million for the year ended March 31, 1996. The increase in total revenues for the year ended March 31, 1996 was primarily due to an increase in volume principally related to increased product shipments to OEMs in the cellular and cordless telephones, PCS and industrial radio markets. For the year ended March 31, 1996, sales to QUALCOMM and Cincinnati Microwave accounted for 31.3% and 11.9%, respectively, of revenues. Engineering revenues as a percentage of revenues were 13.7% for the year ended March 31, 1996 compared to 25.7% for the year ended March 31, 1995.


     Gross profit. Gross profit margin decreased from 28.1% for the year ended March 31, 1995 to 21.5% for the year ended March 31, 1996. This decrease was primarily attributable to poor manufacturing, assembly and test yields primarily associated with custom-designed products developed for QUALCOMM, which was the first high volume OEM to order significant quantities of RFICs from the Company.


     Research and development. Research and development expenses increased from $2.8 million for the year ended March 31, 1995 to $4.2 million for the year ended March 31, 1996. The increase was attributable primarily to an increase in salaries related to increased headcount and an increase in expenditures on development mask sets, wafers and prototype assembly related to increased developmental activities and development contracts with QUALCOMM and other customers. Research and development expenses decreased as a percentage of total revenues from 168% for the year ended March 31, 1995 to 44.6% for the year ended March 31, 1996.


     General and administrative. General and administrative expenses increased 93.5% from $620,000 for the year ended March 31, 1995 to $1.2 million for the year ended March 31, 1996. The increase was attributable primarily to increased bad debt expense and salaries and benefits related to increased headcount. The Company reserved $490,000 for bad debts during the year ended March 31, 1996 related to outstanding receivable balances from two specific customers, most of which was subsequently recovered. General and administrative expenses as a percentage of revenues decreased from 36.7% for the year ended March 31, 1995 to 12.9% for the year ended March 31, 1996.


     Marketing and selling. Marketing and selling expenses increased 50.0% from $1.2 million for the year ended March 31, 1995 to $1.8 million for the year ended March 31, 1996. The increase was due primarily to increased salaries and benefits related to increased headcount along with increased promotional activities and commissions. Marketing and selling expenses as a percentage of revenues decreased from 69.9% for the year ended March 31, 1995 to 19.1% for the year ended March 31, 1996.


     Other income (expense), net. Other income (expense), net increased from $41,000 for the year ended March 31, 1995 to $56,000 for the year ended March 31, 1996. This increase was due primarily to higher interest income for the year ended March 31, 1996.

     Income tax expense. The Company did not provide for income tax expense in fiscal 1995 or fiscal 1996 because the Company incurred losses for such fiscal years.

  Fiscal 1995 Compared to Fiscal 1994


     Revenues. Revenues increased 71.2% from $1.0 million for the year ended March 31, 1994 to $1.7 million for the year ended March 31, 1995. The Company was in the development stage prior to the year ended March 31, 1995. Engineering revenues as a percentage of total revenue decreased from 41.7% for the year ended March 31, 1994 to 25.7% for the year ended March 31, 1995.


     Gross profit. Gross profit margin increased slightly from 26.6% for the year ended March 31, 1994 to 28% for the year ended March 31, 1995. The Company's gross profit margins for both years reflected the relatively low volume of units sold during both years.

     Research and development. Research and development expenses increased from $1.6 million for the year ended March 31, 1994 to $2.8 million for the year ended March 31, 1995. The increase primarily reflected an increase in headcount and increased expenditures on development mask sets, wafers and prototype assembly. Research and development expenses as a percentage of total revenues increased from 158% for the year ended March 31, 1994 to 168% for the year ended March 31, 1995.

     General and administrative. General and administrative expenses decreased 14.5% from $725,000 for the year ended March 31, 1994 to $620,000 for the year ended March 31, 1995. The decrease was attributable primarily to a reduction in bad debt expense and legal fees during fiscal 1995. General and administrative expenses as a percentage of revenues decreased from 73.5% for the year ended March 31, 1994 to 36.7% for the year ended March 31, 1995.


     Marketing and selling. Marketing and selling expenses increased 46.0% from $808,000 for the year ended March 31, 1994 to $1.2 million for the year ended March 31, 1995. The increase was due primarily to increased headcount, promotional activities and commissions. Marketing and selling expenses as a percentage of revenues decreased from 82.0% for the year ended March 31, 1994 to 69.9% for the year ended March 31, 1995.



     Other income (expense), net. Other income (expense), net increased from $(22,000) for the year ended March 31, 1994 to $41,000 for the year ended March 31, 1995. The increase was caused by higher interest income earned on higher average cash balances.


     Income tax expense. The Company did not provide for income tax expense in fiscal 1994 or fiscal 1995 because the Company incurred a loss for such fiscal years.

  Quarterly Results of Operations


     The following table presents unaudited quarterly results of operations in dollar amounts and as a percentage of revenues for the periods indicated. The information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments that management considers necessary for a fair presentation of the information for the periods presented. Results of operations for any fiscal quarter are not necessarily indicative of results for any future period.



                                                 FISCAL 1996 QUARTER ENDED                       FISCAL 1997 QUARTER ENDED
                                    ---------------------------------------------------   ---------------------------------------
                                    JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                      1995         1995            1995         1996        1996         1996            1996
                                    --------   -------------   ------------   ---------   --------   -------------   ------------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..........................  $ 1,001       $1,893         $ 2,925       $ 3,696    $ 3,611       $6,011         $10,032
Costs and expenses:
  Cost of goods sold..............      657        1,216           2,286         3,312      2,479        3,027           5,467
  Research and development........      899          857           1,069         1,420      1,294        1,421           1,664
  Marketing and selling...........      334          376             568           539        608          791           1,189
  General and administrative......      161          183             295           587        256          209             495
                                    -------       ------         -------       -------    -------       ------         -------
         Total costs and
           expenses...............    2,051        2,632           4,218         5,858      4,637        5,448           8,815
                                    -------       ------         -------       -------    -------       ------         -------
(Loss) income from operations.....   (1,050)        (739)         (1,293)       (2,162)    (1,026)         563           1,217
Other income (expense), net.......       21           16              15             4         38           41              30
                                    -------       ------         -------       -------    -------       ------         -------
(Loss) income before income
  taxes...........................   (1,029)        (723)         (1,278)       (2,158)      (988)         604           1,247
Income tax expense................        0            0               0             0          0            0              75
                                    -------       ------         -------       -------    -------       ------         -------
Net (loss) income.................  $(1,029)      $ (723)        $(1,278)      $(2,158)   $  (988)      $  604         $ 1,172
                                    =======       ======         =======       =======    =======       ======         =======
Pro forma net (loss) income per
  share(1)........................  $  (.09)      $ (.06)        $  (.11)      $  (.18)   $  (.07)      $  .05         $   .09
                                    =======       ======         =======       =======    =======       ======         =======
Pro forma weighted average shares
  outstanding(1)..................   11,561       11,561          11,830        12,166     13,379       13,379          13,379


---------------


(1) Pro forma data give effect to the conversion of outstanding shares of Preferred Stock and the TRW Convertible Note.

                                                                    AS A PERCENTAGE OF REVENUES
                                   ---------------------------------------------------------------------------------------------
                                                FISCAL 1996 QUARTER ENDED                       FISCAL 1997 QUARTER ENDED
                                   ---------------------------------------------------   ---------------------------------------
                                   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                     1995         1995            1995         1996        1996         1996            1996
                                   --------   -------------   ------------   ---------   --------   -------------   ------------
Revenues.........................    100.0%      100.0%         100.0%        100.0%     100.0%         100.0%         100.0%
Costs and expenses:
  Costs of goods sold............     65.6         64.2           78.2          89.6       68.7          50.4           54.5
  Research and development.......     89.8         45.3           36.5          38.4       35.8          23.6           16.6
  Marketing and selling..........     33.4         19.9           19.4          14.6       16.8          13.2           11.9
  General and administrative.....     16.1          9.7           10.1          15.9        7.1           3.5            4.9
                                    ------        -----          -----         -----      -----         -----          -----
         Total costs and
           expenses..............    204.9        139.1          144.2         158.5      128.4          90.6           87.9
                                    ------        -----          -----         -----      -----         -----          -----
(Loss) income from operations....   (104.9)       (39.1)         (44.2)        (58.5)     (28.4)          9.3           12.1
Other income (expense), net......      2.1          0.8            0.5           0.1        1.1           0.7            0.3
                                    ------        -----          -----         -----      -----         -----          -----
(Loss) income before income
  taxes..........................   (102.8)       (38.3)         (43.7)        (58.4)     (27.3)         10.0           12.4
Income tax expense...............      0.0          0.0            0.0           0.0        0.0           0.0           (0.7)
                                    ------        -----          -----         -----      -----         -----          -----
Net (loss) income................   (102.8)%      (38.3)%        (43.7)%       (58.4)%    (27.3)%        10.0%          11.7%
                                    ======        =====          =====         =====      =====         =====          =====



     Revenues increased each quarter in fiscal 1996 as a result of increased unit product shipments. Revenues increased in each quarter of fiscal 1997, with significant quarter to quarter increases in the second and third quarters reflecting increased unit shipments to the cellular and PCS handset market segments. Gross profit margins experienced wide fluctuations throughout the seven quarters. Gross profit margin reached a low of 10.4% in the fourth quarter of fiscal 1996 due to high material scrap caused by low production test yields related to the Company's development contract with QUALCOMM. Gross profit margin was the highest in the second quarter of fiscal 1997 because of favorable product sales mix and pricing, improved manufacturing, assembly and test yields and increased absorption of manufacturing overhead due to higher sales volume and a reduction in average wafer costs. The Company's research and development expense increased over the seven quarters to $1.7 million in the third quarter of fiscal 1997. The Company's marketing and selling and general and administrative expenses generally increased over the last period to $1.2 million and $500,000, respectively, in the third quarter of fiscal 1997, reflecting increased salaries and benefits related to increased headcount, commissions, promotional activities and provision for bad debt expense.


LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company's cash flow from operations has been insufficient to satisfy the Company's cash requirements. To date, the Company has funded its operations primarily through the private sale of equity and debt securities, bank borrowings and equipment leases. Since fiscal 1994, the Company's primary cash requirements have been to finance operating activities, to purchase property and equipment and to repay capital lease obligations and bank borrowings and interest.

     The Company and Silicon Valley Bank have entered into a secured credit facility that includes a $7 million working capital revolving line of credit and a $2 million equipment line of credit. Both lines of credit have an expiration date of December 19, 1997. Borrowings under the revolving line of credit can be made from time to time in an amount not to exceed 80% of eligible accounts receivable and bear interest at prime plus 0.75%, payable monthly. Borrowings under the equipment line of credit are converted into term loans, repayable in 36 equal monthly installments from the date of advance, and bear interest at prime plus 1.5%. The credit facility requires, among other things, that the Company maintain certain amounts of tangible net worth and certain ratios with regard to liquidity and debt to equity. At February 24, 1997, there was approximately $700,000 outstanding under such facility. The Company intends to repay the outstanding indebtedness under such facility with a portion of the proceeds from this offering. See "Use of Proceeds."


     In February 1997, the Company entered into an equipment lease agreement with an equipment financing company, pursuant to which such financing company agreed to finance the lease of equipment having an aggregate cost not in excess of $10 million. The terms of such lease agreement provide for a lease term of 52 months and monthly lease payments of 2.41% of the cost of the equipment leased, subject to adjustment by such financing company proportionately to the change in the weekly average of interest rates of five-year U.S. treasury securities. Pursuant to the lease agreement, the Company has issued to such financing company a warrant for 41,322 shares of Common Stock and has agreed to issue to such financing company, upon the lease under the agreement of equipment having an aggregate cost of $5 million, a warrant to purchase an additional 41,323 shares of Common Stock. Both warrants are exercisable at $9.00 per share and expire five years from their respective dates of issuance. The Company anticipates using such lease agreement to finance the acquisition of wafer fabricating, clean room and other testing and manufacturing equipment to be used in its proposed fabrication facility.

     In February 1997, the Company entered into agreements with a financing company providing for the financing of the acquisition of equipment to be assembled as a clean room facility at the Company's proposed wafer fabrication facility and for the sale and lease-back of such equipment between the Company and the financing company when the equipment has been installed. The equipment subject to this arrangement has an aggregate cost of approximately $2.5 million. The terms of the lease agreement provide for a term of 60 months from the date the equipment is installed, and for monthly lease payments calculated by applying a lease investment return factor of 9.25% to the aggregate amount of the cost of the equipment and the interest accrued on such amount at an annual rate of 9.25% prior to installation. The Company has the option to purchase the equipment at the end of the lease term for the lesser of the fair market value of the equipment at such time or 10% of the original cost of the equipment.


     The Company entered into a lease agreement in October 1996 with the owner of the real estate on which the Company's wafer fabrication facility is proposed to be built that provides for the construction of the facility. The lease agreement has a term of 15 years from the completion of the building with two 10-year renewal options. The initial rental payment under the lease is to be calculated on a per-square-foot basis based on the per-square-foot cost of the construction of the building. To the extent that such construction cost is any amount up to $90.00 per square foot, the annual lease payment per square foot will be 12.5% of such cost. All of such construction cost in excess of $90.00 per square foot, up to an aggregate cost of $155.00 per square foot, will be amortized over the initial 15-year term of the lease at a rate of 12%. Construction costs in excess of $155.00 per square foot are to be paid by the Company directly to the contractors. The initial rent under the lease will increase by 4.5% after three years, and every three years thereafter by a percentage equal to 80% of the percentage increase in the Consumer Price Index during the immediately preceding three years. The Company has agreed under the lease to provide guarantees in secured cash or corporate guarantees for all construction costs in excess of $80.00 per square foot up to $155.00 per square foot. The Company currently anticipates that the fabrication facility will comprise approximately 50,000 square feet, will be constructed at an average cost of approximately $155.00 per square foot and will require the Company to make guarantees in secured cash or corporate guarantees of approximately $3.8 million, which must be made at such time as the aggregate cost of such facility exceeds $80.00 per square foot. The actual cost of the Company's fabrication facility is subject to a number of factors outside of the Company's control, and such cost may be in excess of the Company's estimates. See "Risk
Factors -- Construction and Operation of Fabrication Facility."



     The Company will require substantial capital to construct its wafer fabrication facility and to fund its operations and growth. The Company's wafer fabrication facility is scheduled to be developed in two phases, the first of which has a budgeted cost of $40 million and the second of which involves an expansion of production capacity at a budgeted cost of $30 million. The Company intends to use approximately $15 million of the net proceeds to the Company from this offering to finance a portion of the cost of constructing the first phase of the fabrication facility and to finance the remainder of such phase with cash on hand and the previously obtained financing commitments described above. The Company currently believes its fabrication facility will be operating at commercial levels (i.e., capable of producing approximately 2,500 wafers per year) in the second half of 1998. Further, the Company believes that upon completion of the first phase of construction, its fabrication facility will have a capacity of 10,000 wafers per year and that, upon completion of its second phase of construction, such facility will have a capacity of 25,000 wafers per year. See "Risk Factors -- Construction and Operation of Fabrication Facility." The Company's future capital requirements will depend on many factors, including the actual cost of constructing the new fabrication facility, whether demand for the Company's products justifies the phased expansion of its facility, the timing and extent of spending to support product development efforts and expansion of sales and marketing, the timing of introductions of new products and market acceptance of the Company's products. The Company expects that it may need to raise additional equity or debt financing during 1998 to finance a portion of the cost of constructing the second phase of the fabrication facility. However, there can be no assurance that additional financing will not be required prior to such time. There can be no assurance that additional equity or debt financing, if required, will be available on acceptable terms or at all.

                                    BUSINESS

INTRODUCTION


     The Company designs, develops and markets proprietary radio frequency integrated circuits ("RFICs") for wireless communications applications such as cellular and PCS, cordless telephony, wireless LANs, WLL, industrial radios, wireless security and remote meter reading. The Company offers a broad array of products, including amplifiers, mixers, and modulators/demodulators that represent a substantial majority of the RFICs required in wireless subscriber equipment. The Company designs products using three distinct process technologies: GaAs HBT, GaAs MESFET and silicon bipolar transistor. The Company believes that for certain applications, GaAs HBT devices offer advantages in terms of linearity, efficiency, reduced system complexity and size.



     TRW is currently manufacturing all of the Company's GaAs HBT products and has granted the Company a license to use its GaAs HBT process to design products for commercial wireless applications. Through its relationship with TRW, the Company has become a leading commercial supplier of GaAs HBT RFICs. The Company's GaAs HBT power amplifiers and small signal devices have been designed into advanced subscriber equipment manufactured by leading OEMs such as QUALCOMM, Nokia, Hyundai Electronics Industries Co. Ltd. ("Hyundai"), Samsung, Motorola and LG Information and Communications, Ltd. ("LG"). The Company also offers GaAs MESFET and silicon components through a delivery strategy called Optimum Technology Matching(R) to complement its GaAs HBT products. Optimum Technology Matching(R) allows the Company to offer RFIC solutions, on a component by component basis, that best fulfill OEMs' performance, cost and time-to-market requirements.


INDUSTRY BACKGROUND

     The wireless communications industry has grown rapidly over the past decade as cellular, paging, PCS and other emerging wireless communications services have become widely available and increasingly affordable. Technological advances, changes in telecommunications regulations and the allocation and licensing of additional radio spectrum have helped fuel this growth worldwide and have led not only to the development of competing wireless communications services, but also to the development of new and emerging wireless applications, including second generation digital cordless telephony, wireless LANs, WLL, wireless security and remote meter reading. As wireless usage grows, wireless service providers continue to improve the quality and functionality of the services they offer and seek to offer greater bandwidth for increased capacity.

     To expand capacity from first generation cellular communications networks, certain national governments have made available less congested frequency bands for new wireless communications services. In the United States, the Federal Communications Commission (the "FCC") has allocated and auctioned 10 MHz and 30 MHz portions of spectrum in the 1850 to 1990 MHz range for PCS, and allocated broad band spectrum in the 2.4 GHz range for wireless LANs. Capacity and functionality also are being addressed by the wireless industry's movement from wireless networks that use analog signal modulation techniques to wireless networks that use digital signal modulation techniques. As compared to analog technologies, digital technologies generally provide improved signal quality, facilitate the transmission of both voice and data and improve capacity by allowing the transmission of more information in a smaller amount of frequency space. These digital technologies place a premium on linear power amplification, which can translate into higher quality signals.


     The wireless communications markets are characterized by a proliferation of different air interface signal transmission standards in different parts of the world, including analog standards, such as Advanced Mobile Phone Service ("AMPS") and Total Access Communications Systems ("TACS"), digital standards, such as Time Division Multiple Access ("TDMA") and CDMA, and certain hybrid standards. For PCS, the FCC has approved seven different air interface standards. The handsets designed for each air interface standard generally require unique RF and baseband integrated circuit solutions that must be designed to meet the demands of subscriber equipment users for greater functionality, smaller and lighter equipment, longer battery life and better security, all at reduced costs. As a result of these technical challenges and end user demands, it has become increasingly difficult for OEMs of subscriber equipment to develop and supply all the required components in a timely and cost-effective manner. This has caused some OEMs to rely increasingly on third party value-added technology providers that have the component and systems level expertise to design and the production capacity to supply these solutions. In addition, new entrants to the wireless subscriber equipment market, such as large consumer electronics companies, tend to be less vertically integrated than established OEMs, and thus must rely even more on third party suppliers. This technology outsourcing trend is particularly evident in the RF segment of the equipment due to the scarcity of RFIC engineers and the design complexity of the technology.

  RF Overview


     A typical subscriber device for wireless personal communications, such as a handset, contains digital, baseband and RF components. Digital components control the overall circuitry and encrypt the voice or other data intended for transmission and reception, while baseband components are used to process signals into or from their original electrical form (low frequency analog voice or data). RF components, such as amplifiers, mixers, attenuators, switches, modulators, demodulators, oscillators and frequency synthesizers, convert, switch, process and amplify the high frequency signals that carry the information to be transmitted or received.


     RF technology presents different engineering challenges than standard semiconductor design. In general, digital and baseband semiconductor design engineers create standard semiconductor circuit designs by combining "cells" that previously have been evaluated and characterized. Because cells have predictable performance, the design engineer can use computers to automate the design process, which helps accelerate the development of these components. Each RF component, however, has distinctly different characteristics that influence overall system performance in complex ways. Instead of having stable inputs and outputs, the RF circuit characteristics can drift based on process variations, temperature, power supply and other variables. As a result, performance characteristics are unique for each device, and the RF engineer must evaluate and develop new designs on a continuous basis for each system performance level and air interface standard. In addition to being skilled in semiconductor circuit design, the RF circuit designer must have a thorough understanding of signal processing principles, must understand the totality of the system for which the device is intended and must be able to create designs that function within the unique parameters of different wireless system architectures. As RF technology has moved from discrete components to integrated circuit solutions, the scarcity of engineers with both integrated circuit design and RF expertise has become more pronounced.

  RF Device Technology

     In early generations of wireless communications equipment, individually packaged discrete components were mounted on circuit boards to form complex circuits used to transmit and receive RF signals. Size, reliability and cost concerns ultimately led to a move from discrete devices to silicon-based integrated circuits. The use of silicon integrated circuits in high frequency wireless technologies, however, has been limited because of decreased operating performance generally at frequencies higher than approximately 1 GHz. In particular, at high frequencies silicon integrated circuits consume more power, have relatively high noise and distortion parameters and create excess heat.


     Within the last decade, GaAs semiconductor technology has emerged as an effective alternative or complement to silicon technology in many high performance RF applications. GaAs has inherent physical properties that allow electrons to move up to five times faster than in silicon, which permits the manufacture of GaAs devices that operate at much higher speeds than silicon devices or at the same speeds with lower power consumption. This is particularly important in battery powered portable applications such as handsets. Moreover, the semi-insulating GaAs substrate significantly reduces some of the unwanted parasitic effects of the conductive silicon substrate that cause its performance to degrade at high frequencies.


     GaAs integrated circuits were first implemented using a type of transistor known as MESFET. While GaAs MESFET integrated circuits have become accepted for many high frequency applications, these devices have certain limitations. In particular, for power amplifiers used in digital systems, it is important to have a linear signal (i.e., one that is not altered or distorted when amplified). It is difficult for GaAs MESFET devices to meet high linearity performance criteria without sacrificing other performance criteria. In addition, GaAs MESFET power amplifiers generally require both a positive and negative power supply for power stages, which requires the inclusion of additional components or circuitry and a corresponding increase in device size and complexity. Moreover, the lateral structure of GaAs MESFET devices hinders the ability to shrink the device size to enhance manufacturing yields and reduce costs. A different type of GaAs transistor known as an HBT, which has been used in military and space applications over the past decade, has emerged recently in commercial RF applications.


THE RF MICRO DEVICES SOLUTION


     The Company is a leading supplier of GaAs HBT RFICs for commercial wireless applications. The Company's GaAs HBT products include power amplifiers and small signal devices that have been designed into advanced subscriber handsets manufactured by leading OEMs such as QUALCOMM, Nokia, Hyundai, Samsung, Motorola and LG. In addition to the advantages that GaAs provides over silicon in terms of speed, efficiency and the ability to operate at high frequencies, the Company believes that GaAs HBT components offer the following benefits over GaAs MESFET devices in comparable applications:


          - Efficiency -- Efficiency is a measure of RF power output as a percentage of battery power consumed by the device. The Company believes its GaAs HBT power amplifiers are more efficient and use less power to transmit the same output power than comparable GaAs MESFET devices. Increased efficiency can translate into improved battery life and increased talk time.


          - Linearity -- Linearity is a measure of the distortion of a signal as a result of the amplification of the signal. The Company believes GaAs HBT products have higher breakdown voltages and smaller and more constant base-collector capacitance than comparable GaAs MESFET devices, which results in better linearity. Improved linearity can translate into a higher quality signal, which is important for wireless networks using digital air interface standards such as TDMA and CDMA.


          - Complexity -- GaAs HBT transistors are bipolar devices that require only a single polarity power supply, while GaAs MESFET transistors generally require both a positive and negative power supply, which results in the need to include a negative voltage generator and other additional components or circuitry. As a result, GaAs HBT system architectures are simpler and easier to design, which can translate into reduced component costs and smaller equipment.


          - Size -- GaAs MESFET devices have a lateral or horizontal design structure while GaAs HBT devices have a more vertical structure. The Company believes that GaAs HBT circuits can be made smaller than GaAs MESFET devices, enabling more die per wafer, which can increase manufacturing yields and translate into reduced costs.


     In addition to its expertise in GaAs HBT process technology, the Company's design engineers, test engineers and marketing personnel are experienced in designing and delivering RFICs based on silicon bipolar and GaAs MESFET technologies. As a result, the Company is able to offer a broad array of standard and custom-designed RF solutions through a delivery strategy called Optimum Technology Matching(R). Optimum Technology Matching(R) allows the Company to offer OEM customers RFIC solutions on a component-by-component basis that best fulfill the OEMs' performance, cost and time-to-market requirements. Across these three semiconductor technologies, the Company offers more than 60 products that have a wide range of applications.


     The Company's circuit design staff is continually developing RFIC design solutions for new and emerging wireless applications. The Company's research and development activities include not only new circuit designs, but also the development and refinement of proprietary design tools and models to facilitate new product development. Moreover, the Company is continually evaluating test RF circuits under emerging semiconductor process technologies to augment its Optimum Technology Matching(R) program and to meet its customers' future wireless equipment needs.

STRATEGY

     The Company's objective is to be the leading worldwide supplier of RFICs for a broad range of commercial wireless applications. To meet this objective, the Company has developed a focused strategy, the key elements of which include:


          Focus on Wireless Markets. Since the Company's formation in 1991, it has focused its efforts almost exclusively on the design, development and sale of RFICs to participants in the commercial wireless markets. The Company has developed and sold integrated circuits for a broad range of applications within these markets, including cellular and PCS, cordless telephony, industrial radios, wireless LANs, WLL, wireless security and wireless utility meter reading. The Company's customers include some of the leading wireless OEMs, including Nokia, Motorola, QUALCOMM, Samsung and LG. The Company continuously pursues opportunities to use its RF circuit design and engineering capabilities and Optimum Technology Matching(R) expertise to provide cost-effective integrated circuit solutions for emerging high volume wireless applications.



          Offer a Wide Range of RF Products. The Company supplies its customers with a broad range of standard and custom-designed RFICs in order to position itself as a "one-stop" solution for its customers' RFIC needs. The Company offers a full line of products that include power amplifiers, low noise amplifiers/mixers, quadrature modulators/demodulators and automatic gain control amplifiers. For cellular and PCS applications, the Company offers products addressing virtually all of the analog and digital air interface standards. The Company's design engineering staff has developed proprietary design and fabrication modeling techniques and tools to enable the Company to deliver state-of-the-art integrated circuit designs that meet its customers' stringent technical specifications.



          Leverage GaAs HBT Capabilities. The Company believes that its GaAs HBT expertise allows it to deliver high efficiency, high performance components such as linear power amplifiers and low noise amplifiers to the wireless communications markets. As the Company improves its design and manufacturing of GaAs HBT components, it will seek to incorporate GaAs HBT technology in other RF components in an effort to improve the price performance characteristics of its products. Through its Optimum Technology Matching(R) strategy, the Company is often able to leverage GaAs HBT design wins into additional sales for its silicon and GaAs MESFET components.



          Expand Manufacturing Capacity. In June 1996, the Company entered into a strategic relationship with TRW in order to provide GaAs HBT components. As a part of this relationship, TRW is expanding its GaAs HBT manufacturing capacity. In addition, the Company is constructing an approximately 50,000 square foot fabrication facility in which the Company intends to fabricate its own GaAs HBT wafers using TRW's proprietary GaAs HBT and related wafer fabrication technologies. This facility currently is scheduled to reach commercial production levels in the second half of 1998. See "Risk
     Factors -- Construction and Operation of Fabrication Facility" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company believes that operating its own GaAs HBT wafer fabrication facility will improve its ability to respond to customer demand for GaAs HBT products and will provide it with greater opportunities to enhance product and process quality and reliability.


          Maintain Balanced Product Mix. The Company strives to maintain a balance between custom and standard products. Custom-designed products are usually developed for volume production orders from large OEMs. Custom products normally are manufactured on an exclusive basis for the originating customer for a negotiated period of time. Once exclusivity periods expire, the Company attempts to migrate custom products rapidly into the standard product category in order to broaden its customer base and leverage its design and product development expenditures.

MARKETS

     The Company designs, develops and markets its products to both domestic and international OEMs for commercial applications in the wireless markets, including cellular and PCS handsets, cordless telephony, industrial radios, WLAN equipment, WLL handsets, wireless security systems and wireless utility meter reading systems.

  Cellular Telephony and Personal Communication Services

     In cellular and PCS applications, calls are placed through hand held subscriber devices by establishing a connection with a base station via RF channels. While the initial PCS services are comparable to cellular telephony, as PCS becomes more widely deployed, it is expected that a subscriber will be able to use a single small, lightweight handset and a single phone number for all calls in the home, office or elsewhere with relatively seamless routing. Based on information published by Dataquest, there were 85.5 million cellular subscribers worldwide at the end of 1995 and this number was projected to grow to 363.8 million by 2000.

  Cordless Telephony


     Cordless telephones are moving from first generation analog phones operating at low (46-49 MHz) frequencies to digital cordless phones operating at higher frequencies. In the United States, new phones operating in the 902-928 MHz frequency range use spread spectrum modulation to provide improved range and voice quality, less interference and greater security. In Western Europe, the Digital European Cordless Telephone, which operates in the 1880-1900 MHz frequency range, has been successfully introduced, and, in Japan, the Personal HandyPhone System ("PHS") was introduced in July 1995. PHS operates at the 1895-1907 MHz frequency range and acts as a cordless telephone while at home, a wireless PBX extension at the office, and a low mobility cellular-like phone elsewhere.


  Wireless Local Loop Systems

     A WLL system is a fixed location wireless communications system in which the end user is connected to the local telephone company's central switch via a wireless connection. WLL systems employ simplified cellular or PCS technology. The absence of high speed mobility, roaming or intercell handoff requirements make the infrastructure and operating costs of WLL systems significantly lower than traditional wired and cellular systems. WLL systems can be rapidly deployed, even in difficult terrain areas, and are easily scalable.

  Wireless Networks

     Wireless networking involves the transmission and reception of data such as e-mail, faxes and computer files by desktop and portable computers via wireless RF links rather than wired lines. Network coverage ranges from wireless LANs, which might be found within a business or single building, to metropolitan area networks, which would be limited to a defined metropolitan or geographic area, to wide area networks, which connect individuals and work groups over larger geographic areas.

  Industrial Radios

     Industrial digital radios are trunked radio networks that transmit voice communications from one location to another (point-to-point) and from one location to many locations (point-to-multipoint). Industrial radios are primarily used by law enforcement officers and in other public safety applications.

  Other Markets


     The Company also supplies custom components for other applications in wireless markets, such as wireless security systems and wireless utility meter reading systems, and is pursuing other emerging wireless markets, including enhanced two-way paging, wireless environmental monitoring devices and wireless handheld devices used for point-of-sale, bar coding and other applications. The Company also pursues opportunities to leverage the technological advantages of its RF components by identifying applications in other markets. For example, the Company has applied its RF power amplifier design expertise to develop high performance power line amplifiers for the cable television ("CATV") market and markets various GaAs HBT and MESFET components for satellite and microwave communications applications. In addition, certain of its components, such as gain blocks and attenuators, are used for instruments and in other non-wireless applications.

TECHNOLOGY

     The following diagram illustrates a typical wireless system:

                                     CHART

     In the receive mode, a signal strikes the antenna and is applied to a low noise amplifier (LNA). The LNA amplifies the strength of the incoming signal by a factor of approximately 10 to 1,000 times and applies it to the mixer. Without distorting the information contained, the mixer transforms the carrier frequency of the signal from its original high value, termed an RF frequency (869-894 MHz for cellular systems and 1930-1990 MHz for PCS systems), to a lower frequency (usually at 200 MHz or less) called an "intermediate frequency" ("IF"). The IF amplifier then amplifies this signal further while reducing much of its amplitude variation before it is applied to the quadrature demodulator where the digital information is recovered from the signal. This digital information is supplied to the baseband portion of the handset where it is processed to recover the original voice or data.


     In the transmit mode, voice or other data that the user desires to transmit is processed into digital information in the baseband section of the handset. This information is applied to the quadrature modulator, where the digital information is combined with an intermediate frequency carrier signal. This modulated IF signal is applied to the upconverter where it is raised to an RF frequency (824-849 MHz for cellular and 1850-1910 MHz for PCS). The linear power amplifier then amplifies this low strength signal significantly to levels of one watt or more to allow the signal to cover substantial distances as it leaves the antenna. The linear power amplifier must produce this high-level signal with a minimum of distortion, particularly when processing signals employing complex digital modulation standards such as CDMA.

PRODUCTS AND APPLICATIONS


     The Company offers a broad range of standard and custom-designed RFICs. Custom-designed products are usually developed for volume production orders from large OEMs. Custom orders are normally manufactured on an exclusive basis for a negotiated period. Once exclusivity periods expire, the Company attempts to convert custom products into standard products to broaden its customer base and leverage its design and product expenditures. At January 31, 1997, the Company offered 63 products, and 40 additional products were in various stages of development. Set forth below is a list of the Company's current products by category, the number of products in each category, the semiconductor process technology used to fabricate such products and the types of OEM devices into which such products are incorporated.



                                NO. OF
      PRODUCT CATEGORY         PRODUCTS   FABRICATION TECHNOLOGY          END USER DEVICES
Power Amplifiers                  11      - Silicon               - Cellular and PCS handsets
                                          - GaAs MESFET           - Cordless phones
                                          - GaAs HBT              - Industrial radios
                                                                  - CATV line amplifiers
Quadrature
  Modulators/Demodulators         15      - Silicon               - Cellular and PCS handsets
                                          - GaAs MESFET           - Cellular and PCS base stations
                                          - GaAs HBT              - Cordless phones
                                                                  - Wireless LAN cards
Low Noise Amplifiers/Mixers       10      - Silicon               - Cellular and PCS handsets
                                          - GaAs MESFET           - Cordless phones
                                          - GaAs HBT              - Wireless security systems
IF Components                     10      - Silicon               - Cellular and PCS handsets
                                                                  - Cordless phones
                                                                  - Industrial radios
Gain Blocks                       10      - Silicon               - Cellular and PCS handsets
                                          - GaAs MESFET           - Cordless phones
                                          - GaAs HBT              - Instruments
Transceivers                       4      - Silicon               - Wireless meter reading
                                                                  - Cordless phones
Attenuators                        3      - GaAs MESFET           - Cellular and PCS handsets
                                                                  - Cellular and PCS base stations
                                                                  - Instruments


  Power Amplifiers

     Power amplifiers provide signal amplification in the transmitter section of a wireless system in order to boost a signal through the antenna. Power amplifiers operate at different frequencies, power levels and air interface standards and generally are classified either as linear amplifiers, which add a minimum amount of distortion to the shape of the input signal, or non-linear amplifiers, which are used in analog devices. Power amplifiers are often the most critical RF component for a number of reasons. They frequently are the most expensive component and are difficult to design and implement. In addition, power amplifiers normally use the greatest amount of battery power in a handset, which impacts talk time, and they generally dissipate the greatest amount of heat. The Company's GaAs HBT power amplifiers offer low distortion, small size, high efficiency and improved linearity, and they are able to operate from a single polarity power source.

  Quadrature Modulators/Demodulators

     Quadrature modulators are devices in the transmitter section of a wireless system that combine digital information with an RF signal by varying the phase and amplitude of the signal so that the resulting signal can be transmitted. Quadrature demodulators reverse this process in the receiver section by taking received RF signals and recovering the embedded digital information for further processing. The Company believes its GaAs HBT process technology produces quadrature modulators/demodulators with superior amplitude and phase balance.

  Low Noise Amplifiers/Mixers


     A low noise amplifier (LNA) is a device in the receiver section of a wireless system that receives signals from an antenna at extremely low microvolt levels and amplifies such signals by a factor of approximately 10 to 1,000 times with the addition of as little "white noise" as possible. In general, the less noise added by a LNA, the weaker the signal it can process. LNAs are commonly integrated into circuits with mixers (also referred to as "down-mixers" or "down converters"), and this combination generally is referred to as a "receiver front end." Mixers accept the filtered output from the LNA, which is typically at a high frequency and difficult to process, and mix it with a local oscillator signal to produce a lower frequency (IF) signal, which is easier to process.


  IF Components


     In a typical handset, high frequency RF signals are converted into lower frequency IF signals by the LNA/Mixer and then to baseband in the receive functions. In the transmit function, baseband inputs (e.g., voice) are converted from analog to digital form and processed through the IF range to the higher RF frequency before transmission through the antenna. RFMD's IF devices include digitally controlled IF amplifiers, which amplify baseband signals after they have been converted from analog to digital form, and IF amplifiers with automatic gain control and received signal strength indicators, which are used for IF-to-baseband conversion in the receive mode.


  Gain Blocks

     Gain blocks are simple general purpose amplifiers that boost signals over a broad frequency range. They are used for amplifier applications whenever noise is not a concern and whenever a signal's strength has been diminished by processing through a filter or other component.

  Transceivers

     Transceivers are highly integrated circuits that combine transmitters with receivers into a single device. Because this degree of integration generally results in some performance compromises, single chip transceivers tend to be used in cost-sensitive applications where performance is less critical.

  Attenuators

     An attenuator is a device that reduces the level of an input signal by controllable amounts. RFMD's attenuators are programmable through use of an external analog or digital control signal to reduce signals to desired levels with minimal noise and signal loss when the device is not active. Like gain blocks, attenuators have many applications both within and outside the wireless markets.

CUSTOMERS

     The following table identifies, by market, customers of the Company that have generated revenues for the Company of greater than $50,000 during the nine months ended December 31, 1996. Such customers are listed in alphabetical order.


CELLULAR HANDSETS                               BASE STATIONS
------------------                              --------------
LG Information & Communications, Ltd.           Hughes Network System (a subsidiary of
Matsushita Communication Industrial Co.,        Hughes
Ltd.                                            Aircraft Company)
Maxon Electronics Co., Ltd.                     Lockheed Sanders Inc.
Nokia Mobile Phones Ltd.                        Motorola, Inc.
QUALCOMM Incorporated                           NEC Corporation
Samsung Electronics Co., Ltd.                   Spectrian Corp.

WIRELESS DATA
---------------
AT&T Corp
International Business Machines Corporation
Research in Motion Limited
Rockwell International Corp.

OTHER WIRELESS APPLICATIONS
------------------------------
Cincinnati Microwave, Inc. (cordless
telephones)
Digital Security Controls Ltd.
  (wireless security systems)
Mitsubishi Consumer Electronics
  (satellite terminals)
Motorola, Inc. (CATV; industrial radios)
Sensus Technologies, Inc. (wireless meter
reading)
Telrad Telecommunication and   Electronic
Ind. Ltd.
  (WLL handsets)
Viewsonics, Inc. (CATV)



     For the nine months ended December 31, 1996, sales to QUALCOMM and Samsung were $7.6 million and $3.9 million, respectively, representing approximately 38.9% and 20.3%, respectively, of the Company's revenues. Because of the Company's inability to meet delivery terms and quantity requirements, QUALCOMM has determined to produce internally certain components and to look to other sources for other components to replace all products currently purchased from the Company. Accordingly, the Company expects that sales to QUALCOMM will cease in May 1997. See "Risk Factors -- Variability of Operating Results; Dependence on a Limited Number of Customers; GaAs HBT Capacity Constraints." The Company expects to be a leading supplier of GaAs HBT RFICs after giving effect to the expected loss of sales to QUALCOMM. For information with respect to export sales by geographic area, see Note 2 of Notes to Financial Statements.



     The Company, TRW and Nokia have agreed in principle to cooperate to develop and supply Nokia with RFICs that are manufactured using TRW's GaAs HBT processes. The arrangement contemplates that the Company and Nokia will negotiate separate agreements to address the development and supply of each component. Pursuant to the arrangement, the Company has agreed to provide Nokia with access to certain RFIC technologies and to its GaAs HBT foundry if and when such facility becomes operational, and Nokia has agreed to provide the Company with rights to bid for and supply Nokia's requirements for certain RFICs. The arrangement can be terminated without penalty by TRW, the Company or Nokia for any reason. The arrangement does not obligate Nokia to purchase any products from the Company, and there can be no assurance that Nokia will become or subsequently remain a significant customer of the Company or that this relationship will continue. See "Risk Factors -- Relationship with Nokia."

SALES AND MARKETING

     The Company sells its products worldwide directly to customers as well as through a network of 27 domestic sales representative firms and 26 foreign sales representative firms. The Company selects its domestic and foreign representatives based on technical skills and sales experience, as well as the presence of complementary product lines and the customer base served. The Company provides ongoing training to its representatives to keep them knowledgeable of the Company's products. The Company maintains an internal marketing organization that is responsible for developing sales and advertising literature, such as product announcements, catalogs, brochures and magazine articles in trade and other publications, and preparing technical presentations for industry conferences.

     The Company believes that maintaining a close relationship with customers and providing customers with ongoing technical support is essential to customer satisfaction in the wireless communications industry. The Company's design and application staff interacts with customers during all stages of design and production, provides customers with current product application notes and engineering data, maintains regular contact with customer engineers and assists in the resolution of technical problems. The Company assigns to its largest customers a contract account manager who maintains regular contact with the customer to determine its product needs and concerns. Members of senior management also are involved in managing relationships with significant customers. The Company believes that maintaining close contact with customers improves their level of satisfaction and enables the Company to anticipate their future product needs.

MANUFACTURING, PACKAGING AND TESTING


     The Company's manufacturing cycle consists of semiconductor wafer fabrication, assembly and packaging and final product testing. With the exception of product testing, the Company outsources all stages of production. The Company uses independent foundries located in the United States to manufacture its products. The Company uses two independent foundries to supply its silicon-based product requirements and two independent foundries to supply its GaAs MESFET devices. The Company purchases all GaAs HBT wafers from TRW. See "-- Strategic Relationship with TRW." Although TRW is in the process of expanding its fabrication facility to increase its capacity to fabricate GaAs HBT wafers, the Company has experienced capacity limitations on its ability to supply GaAs HBT components. To address these concerns, the Company is seeking to establish an additional source for such products and is constructing a fabrication facility at which it plans to fabricate such products. The Company's reliance on independent foundries involves a number of risks, including the possibility of material disruptions in the supply of key RFICs and the lack of control over delivery schedules, manufacturing yields, quality and fabrication costs. See "Risk Factors -- Dependence on TRW" and "-- Dependence on Third Parties."



     The Company intends to use a portion of the net proceeds from this offering to construct an approximately 50,000 square foot fabrication facility adjacent to its existing facility in Greensboro, North Carolina to fabricate four-inch GaAs HBT wafers using technologies licensed from TRW. The facility will be constructed in two phases, the first of which is budgeted at approximately $40 million and involves construction of the building shell, installation and certification of an approximately 10,300 square foot clean room and the purchase or lease and installation of the required fabrication equipment. The first phase will continue until the GaAs HBT process technology transfer from TRW is completed and specified commercial production yields are attained, which is anticipated to occur in the second half of 1998. The second phase is budgeted at approximately $30 million and involves an approximately 6,000 square foot expansion to the clean room and the purchase or lease and installation of an additional production equipment. The commencement and completion of the second phase of the fabrication facility are dependent on a number of factors, including the timing of completion of the first construction phase, the availability of necessary capital, whether the Company successfully completes the transfer of TRW's GaAs HBT and MBE processes, the demand for GaAs HBT products and a number of other factors both within and outside the control of the Company. See "Risk Factors -- Construction and Operation of Fabrication Facility," "-- Adoption of GaAs HBT Components," "-- Need for Additional Capital" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company maintains an inventory of certain standard products based on its internal forecasts of expected demand for such products. For custom-designed products, designs of the Company's products are verified by both the Company and the customer before orders for production wafers are placed. Upon receipt of orders from an OEM, the Company schedules production based on order size, customer delivery requirements, production schedules and other production considerations. The Company's GaAs HBT products are subject to supply constraints as discussed under "Risk Factors -- Variability of Operating Results; Dependence on a Limited Number of Customers; GaAs HBT Capacity Constraints" and "-- Dependence on TRW."



     The Company currently uses five vendors located in Asia and one vendor located in the United States to package and assemble its products. All of such vendors are certified to applicable ISO 9000 series specifications, which means that their operations have in each case been determined by independent examiners to comply with certain internationally developed quality control standards. The Company qualifies and monitors assembly contractors based on cost and quality. Such contractors typically provide the Company with per-unit pricing. The Company has encountered packaging quality problems with certain of such vendors, particularly with regard to GaAs products, which generally are more brittle than silicon-based products. The Company believes that until it can obtain and train additional vendors to package its GaAs products, it will have to continue to monitor closely its vendors as production volumes increase. See "Risk Factors -- Dependence on Third Parties" and "-- International Sales and Operations."


     The Company tests 100% of its products for compliance with both DC and RF parameters at its facility in Greensboro, North Carolina.

STRATEGIC RELATIONSHIP WITH TRW


     In June 1996, the Company and TRW entered into a broad strategic relationship based on several agreements which evidence an investment by TRW in RFMD, a technology license from TRW to the Company (the "License Agreement") and a supply arrangement between the parties (the "Supply Agreement"). As a part of such alliance, TRW provided the Company with $15 million of equity and debt financing and became a significant shareholder in the Company. See "Principal and Selling Shareholders" and "Certain Transactions -- TRW." The key goal of the Company in entering into this alliance was to enable the Company to construct a four-inch wafer fabrication facility to manufacture products using GaAs HBT technologies developed by TRW and licensed to the Company.



     Pursuant to the License Agreement, TRW has granted to the Company fully paid up, royalty-free, worldwide licenses with respect to certain of TRW's existing and future GaAs HBT patent rights and MBE process patent rights, in each case with accompanying know-how and technical information, to design, develop, manufacture, market, service and repair certain existing products of the Company and any GaAs HBT product in which the emitter of the GaAs HBT has a width of one to three microns, in either case provided such products are for commercial wireless communications applications and operate on signals having a frequency of less than 10 GHz. The license with respect to the GaAs HBT rights currently is effective, and the MBE license becomes effective as of the date that the Company's wafer fabrication facility becomes operational. Subject to TRW's right to use the licensed technology to fulfill existing contractual obligations and to provide to customers on an ongoing basis certain specified foundry services, both licenses are exclusive as to all persons including TRW, but may be made non-exclusive at the option of TRW if the Company fails to meet certain revenue goals. See "Risk Factors -- Dependence on TRW" and "Certain Transactions -- TRW -- License Agreement."


     TRW also granted non-exclusive licenses to the Company to use certain of its existing GaAs HBT rights and MBE rights for the development and sale of certain of the Company's existing products for applications other than commercial wireless communications or that operate on signals having a frequency of 10 GHz or more. In addition, TRW agreed to provide certain technical assistance to the Company in connection with the design, construction and operation of the Company's planned wafer fabrication facility. The License Agreement provides that TRW will offer to the Company, on the same terms as are offered to third parties, certain future non-HBT related technologies that it develops for a period of 10 years following the date on which the Company's wafer fabrication facility becomes operational. The Company has agreed to share with TRW any modifications or improvements that it makes in the technology or the products developed therefrom, and to grant TRW a non-exclusive, royalty-free license to use such modifications or improvements in applications outside the Company's field of use. The licenses granted pursuant to the License Agreement are granted without representation or warranty as to validity or noninfringement and may be terminated by TRW if the Company's wafer fabrication facility is not operational by December 31, 1998. In addition, upon any termination of the License Agreement for default, whether due to the default of the Company or otherwise, the Company's rights to TRW's technologies shall cease. See "Risk Factors -- Dependence on TRW" and "Certain
Transactions -- TRW -- License Agreement."



     Under the terms of the Supply Agreement, the Company has agreed to purchase from TRW, and TRW has agreed to sell to the Company, certain minimum quantities of three-inch GaAs HBT processed wafers and four-inch GaAs epitaxial wafer starting material until December 31, 2000, which quantities decline significantly from current levels beginning in 1999. The Company currently is purchasing from TRW a number of wafers that approximates the minimum number of wafers required to be delivered by TRW to the Company under the Supply Agreement. However, the Company believes that in future periods it may purchase from TRW a quantity of wafers in excess of the minimum quantity of wafers required to be supplied by TRW under such contract. See "Risk
Factors -- Dependence on TRW" and "Certain Transactions -- TRW -- Supply Agreement."


RESEARCH AND DEVELOPMENT


     The Company's research and development efforts are focused primarily on the development of new integrated circuit products. At January 31, 1997, there were 44 persons in the Company's research and development organization. The Company's research and development efforts also are directed at improving manufacturing processes and yields. In fiscal 1994, 1995 and 1996 and for the nine months ended December 31, 1996, the Company incurred approximately $1.6 million, $2.8 million, $4.2 million and $4.4 million, respectively, of research and development expenses. The Company does not separately account for Company-sponsored and customer-sponsored research and development expenses.


     The market for RFICs is characterized by rapid changes in product designs and the emergence of new semiconductor technologies used to fabricate higher performance devices. Because the demand of OEMs for continual improvements in product performance is expected to increase, the Company believes that its future success depends in part on its ability to design RFICs under emerging wafer fabrication technologies that meet the cost and performance parameters of its customers. See "Risk Factors -- Rapid Technological Change; Dependence on Development and Growth of Wireless Markets."

COMPETITION


     Competition in the markets for the Company's products is intense. The Company faces competition from several companies primarily engaged in the business of designing, manufacturing and selling silicon and GaAs MESFET RFICs, as well as suppliers of discrete products such as transistors, capacitors and resistors. The Company may face future competition from companies that have or may develop GaAs HBT or other fabrication processes. In addition, the Company's current and potential competitors include OEMs that have or may develop the ability to produce RFICs or discrete products internally for their requirements. The Company's primary competitors include ANADIGICS, Motorola, NEC, Philips, Rockwell and TriQuint.


     The Company believes that competition within the markets for its products is driven primarily by the ability to design and deliver high performance and price competitive products in sufficient quantities and in a timely manner. Competition is also affected by the quality of customer service and technical support and the ability to design customized products that address each customer's particular requirements and cost limitations.

     Many of the Company's current and potential competitors have entrenched market positions, established patents, copyrights, trade names, trademarks and intellectual property rights and substantial technological capabilities. Further, most of the Company's current and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than the Company. Increased competition could adversely affect the Company's revenue and profitability by causing it to reduce prices or by reducing demand for the Company's products. See "Risk Factors -- Competition."

INTELLECTUAL PROPERTY


     It is the Company's practice to seek U.S. patent and copyright protection on its products and developments, where appropriate, and to protect its proprietary technology under U.S. and foreign laws affording protection for trade secrets and for integrated circuit designs. The Company owns one U.S. patent and has one pending U.S. patent application. The U.S. patent was issued on March 4, 1997 and will expire in 2015.



     The Company relies primarily upon trade secrets, technical know-how and other unpatented proprietary information relating to its product development and manufacturing activities. To protect its trade secrets, technical know-how and other proprietary information, the Company's employees are required to enter into agreements providing for maintenance of confidentiality and the assignment of rights to inventions made by them while in the employ of the Company. The Company also has entered into non-disclosure agreements to protect its confidential information delivered to third parties in conjunction with possible corporate collaborations and for other purposes. However, there can be no assurance that these types of agreements will effectively prevent unauthorized disclosure of the Company's confidential information, that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets and proprietary know-how will not otherwise become known or independently discovered by others. See "Risk
Factors -- Intellectual Property Claims."


     While the Company has not been involved in any patent or other intellectual property rights litigation, there can be no assurance that third parties will not assert claims against the Company with respect to existing and future products. In the event of litigation to determine the validity of any third party's claims, such litigation could result in significant expense to the Company, and divert the efforts of the Company's technical and management personnel, whether or not such litigation is determined in favor of the Company. The semiconductor industry is subject to frequent litigation regarding patent and other intellectual property rights. Leading companies and organizations in the wireless industry have numerous patents that protect their intellectual property rights in these areas. In the event of an adverse result of any such litigation, the Company could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology which is the subject of the litigation. There can be no assurance that the Company would be successful in such development or that any such license would be available on commercially reasonable terms.

BACKLOG


     At December 31, 1996, the Company's backlog was approximately $20.0 million. At December 31, 1995, the Company's backlog was approximately $10.9 million. The Company includes in its backlog all accepted product purchase orders for which delivery has been specified within one year. Product orders in the Company's backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. The Company's backlog may vary significantly from time to time depending upon the level of capacity available to satisfy unfilled orders. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable indicator of sales for any future period.


EMPLOYEES

     At January 31, 1997, the Company had 112 full-time employees. The Company believes that its future prospects will depend, in part, on its ability to continue to attract and retain skilled technical, marketing and management personnel. Competition for such personnel is intense, and the number of persons with relevant experience, particularly in engineering, software design and marketing, is limited. None of the Company's employees is represented by a labor union, and the Company has never experienced any work stoppage. The

Company believes that its employee relations are good. See "Risk
Factors -- Management of Growth" and "-- Dependence Upon Key Personnel."


FACILITIES


     The Company's principal administrative facility is located in a building comprising approximately 25,000 square feet in Greensboro, North Carolina. The Company leases such building under a lease agreement that expires at the end of 2002, the term of which may be extended for an additional three years. The Company has the option to request an expansion of this facility, in which case the term of the lease would be extended to seven years from the date of completion of such expansion. The Company has leased real estate adjacent to its principal facility for the construction by a third party real estate developer of a wafer fabrication facility that will consist of approximately 50,000 square feet initially. The Company intends to use a portion of the net proceeds from this offering to finance a portion of the cost of constructing the first phase of this facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The lease for the fabrication facility has a term of 15 years from the date of completion of the initial stage, which is anticipated to occur in the second half of 1998, with two 10-year renewal options. The Company also leases approximately 17,500 square feet of commercial space in Greensboro, North Carolina that it uses for office space and storage. Such facility is leased under three leases that each expire at the end of 1999.


LEGAL AND ENVIRONMENTAL MATTERS

     The Company is not a party to any legal proceeding.


     If, and at such time as, the Company's planned wafer fabrication facility becomes operational, the Company will be subject to a variety of extensive and changing federal, state and local governmental laws, regulations and ordinances related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in the RFIC manufacturing process. Any failure to comply with such requirements then in effect or subsequently adopted could result in the imposition of fines on the Company, the suspension of production or a cessation of operations. In addition, such requirements could restrict the Company's ability to expand its facilities or require the Company to acquire costly equipment or incur other significant expenses to comply with environmental regulations or clean up discharges. The Company believes that costs arising from existing environmental laws will not have a material adverse effect on the Company's financial position or results of operations. There can be no assurance, however, that the environmental laws will not become more stringent in the future or that the Company will not incur significant costs in the future in order to comply with such laws.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:


NAME                                   AGE                       POSITION
----                                   ---                       --------
David A. Norbury.....................  46    President, Chief Executive Officer and Director
William J. Pratt.....................  54    Chairman of the Board, Chief Technical Officer
                                             and Director
Powell T. Seymour....................  54    Vice President of Operations and Secretary
Jerry D. Neal........................  52    Vice President of Sales and Marketing
William A. Priddy, Jr................  36    Vice President of Finance and Treasurer
Arthur E. Geissberger................  43    Vice President of Wafer Fabrication Operations
Robert C. Fleming....................  40    Director
Dr. Albert E. Paladino...............  64    Director
Erik H. van der Kaay.................  56    Director
Walter H. Wilkinson, Jr..............  51    Director
Terri D. Zinkiewicz..................  42    Director


     DAVID A. NORBURY has been President and Chief Executive Officer and a director of the Company since September 1992. Mr. Norbury was employed as President and Chief Executive Officer of Polylithics, Inc., a developer of semiconductor technology based in Santa Clara, California, from August 1989 to March 1991.

     WILLIAM J. PRATT, a founder of the Company, was President of the Company from February 1991 to September 1992 and has been Chairman and Chief Technical Officer since September 1992. He has also been a director of the Company since its inception. Prior to such time, Mr. Pratt was employed for 13 years with Analog Devices, Inc. ("ADI"), an integrated circuit manufacturer in Greensboro, North Carolina, as Engineering Manager and General Manager.

     POWELL T. SEYMOUR, a founder of the Company, has been Vice President of Operations and Secretary of the Company since its inception. Prior to such time, Mr. Seymour was employed for 11 years with ADI as Manufacturing Engineer and Manufacturing Engineer Manager. Mr. Seymour served as a director of the Company from its inception until July 1993.


     JERRY D. NEAL, a founder of the Company, has been its Vice President of Sales and Marketing since May 1991. Prior to such time, Mr. Neal was employed for 10 years with ADI as Marketing Engineer, Marketing Manager and Business Development Manager. Mr. Neal served as a director of the Company from February 1992 to July 1993.


     WILLIAM A. PRIDDY, JR. was Controller of the Company from December 1991 to December 1993 and became Treasurer in December 1993 and Vice President of Finance in December 1994. Prior to joining the Company, Mr. Priddy was employed for five years with ADI as Financial Analyst, Marketing Analyst and Marketing Services Manager.

     ARTHUR E. GEISSBERGER has been Vice President of Wafer Fabrication Operations since July 1996. From February 1991 to July 1996, Mr. Geissberger was employed with Alpha Industries, Inc., a manufacturer of microwave and millimeter-wave frequency components and subsystems based in Methuen, Massachusetts, as GaAs Wafer Fabrication Manager and Manager of Foundry Operations.

     ROBERT C. FLEMING became a director of the Company in November 1993. Mr. Fleming founded Prism Venture Partners I L.P., a venture capital firm based in Wellesley, Massachusetts, in May 1995 and has been a general partner of that firm since that time. From July 1993 to April 1995, he was a general partner with Norwest Venture Capital, a Minneapolis, Minnesota-based venture capital firm. From 1989 to June 1993, he was a general partner of Orien Ventures II L.P., a venture capital firm affiliated with The Vista Group of Del Mar, California.

     DR. ALBERT E. PALADINO became a director of the Company in March 1992. Dr. Paladino has been a general partner of Advanced Technology Ventures, a Boston, Massachusetts-based venture capital firm focused on investments in early stage high technology companies, since 1981. He is a director of TranSwitch Corporation, a designer of high speed VLSI communications devices based in Shelton, Connecticut.


     ERIK H. VAN DER KAAY became a director of the Company in July 1996. Mr. van der Kaay has been Executive Vice President of Allen Telecom Inc. ("Allen Telecom") (formerly The Allen Group Inc.), a telecommunications company based in Cleveland, Ohio, since February 1997. He was Vice President of Allen Telecom from February 1993 to February 1997, and President and Chief Executive Officer of Allen Telecom Group, Inc., a wholly owned subsidiary of Allen Telecom that has since been merged into Allen Telecom, from August 1992 to February 1997. From June 1990 to August 1992, he was President of The Antenna Specialists Company, a manufacturer of mobile telecommunications antennae that is now a division of Allen Telecom. He is a director of SSE Telecom, Inc., a manufacturer of satellite telecommunications equipment based in Vienna, Virginia.


     WALTER H. WILKINSON, JR. became a director of the Company in March 1992. Mr. Wilkinson is a general partner of Kitty Hawk Capital, a venture capital firm based in Charlotte, North Carolina that he founded in 1980.


     TERRI D. ZINKIEWICZ became a director of the Company in February 1997. Ms. Zinkiewicz has been employed with TRW in various capacities during the past 16 years, most recently as Director of Finance and Business of the Electronic Systems and Technology Division of the Space and Electronics Group.



     Pursuant to the Company's bylaws, the Board of Directors consists of seven to nine members, as determined by the Board from time to time. Directors are elected annually to serve for one-year terms and until their successors are duly elected and qualified. Executive officers of the Company are elected annually by the Board of Directors and serve until their successors are elected and qualified. There are no family relationships among any of the directors or officers of the Company.



     The Company, Messrs. Pratt, Seymour and Neal (the "Management Shareholders"), certain affiliates of the Management Shareholders who hold shares of Common Stock and all of the current holders of Preferred Stock (the "Investor Shareholders") are parties to a shareholders' agreement dated June 6, 1996 (the "Shareholders' Agreement"). The Shareholders' Agreement provides that the Board of Directors shall consist of nine members, and that the Management Shareholders and their affiliates and the Investor Shareholders will vote their shares in order to elect to the Board of Directors the following: (i) the chief executive officer of the Company; (ii) three members designated by the Investor Shareholders, each of whom must be an employee, officer or partner of an Investor Shareholder, (iii) one member designated by TRW; (iv) one member designated by the Management Shareholders, who must be a Management Shareholder;
(v) two members designated by the Investor Shareholders, who may not otherwise be affiliated with the Investor Shareholders; and (vi) one member designated by the Management Shareholders, who may not otherwise be affiliated with the Company. The Shareholders' Agreement will terminate upon the completion of this offering.


BOARD COMMITTEES


     The Board of Directors has two standing committees, a Compensation Committee and an Audit Committee. The Compensation Committee has the authority to (i) establish and implement the cash and noncash compensation of each officer, salaried employee and agent of or consultant to the Company (subject to any employment or other agreement such officer, employee, agent or consultant may have with the Company) on an annual, semi-annual or other periodic basis; and (ii) establish and implement every personnel policy, collective bargaining agreement, health or dental insurance plan, retirement plan, profit sharing plan, deferred compensation plan, stock option or other stock-based benefit plan, bonus plan, incentive or any other employee benefit plan or agreement provided by the Company to its employees, officers, directors or consultants. See "-- Stock Option Plans." The members of the Compensation Committee are Messrs. van der Kaay, Paladino and Wilkinson, none of whom is an employee of the Company.

     The Audit Committee has the authority to (i) nominate an independent public accounting firm to serve as the Company's external auditor for approval by the whole Board of Directors and recommend the compensation of the external auditors to the whole Board of Directors for its approval, (ii) discuss with the Company's external auditors the scope and timing of their examination of the financial records of the Company, with particular attention to those areas where either the Committee or the external auditors believe special attention should be directed, (iii) implement, and solicit the advice of external auditors on, such internal accounting controls, procedures and systems, including an internal auditor department, as may help to ensure accountability and the preparation of complete and correct financial statements, (iv) direct, monitor and discuss with the Company's internal auditors the scope of their examinations, the effectiveness of internal controls, the revision or establishment of new controls and the findings of their audits and their recommendations with respect thereto, (v) direct the internal and external auditors to perform such supplemental reviews or audits as it in its discretion deems appropriate and
(vi) review the external auditor's annual findings and recommendations to management and advise the whole Board of Directors with respect thereto. The members of the Audit Committee are Ms. Zinkiewicz and Messrs. Fleming and Wilkinson, none of whom is an employee of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     Prior to the formation of the Compensation Committee in March 1994, the Board of Directors made all determinations with respect to executive officer compensation. No interlocking relationships exist between the Company's Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company. During the fiscal year ended March 31, 1996, Mr. Pratt served on the Compensation Committee. Mr. Pratt has been Chairman and Chief Technical Officer of the Company since September 1992. Mr. van der Kaay also served on the Compensation Committee during such fiscal year. Mr. van der Kaay is Executive Vice President of Allen Telecom, from which the Company obtained a total of $1.5 million in bridge financing in 1995. Each of the Company's directors, or an affiliate thereof, has purchased securities of the Company, except for Mr. Fleming. Mr. Fleming was formerly associated with Norwest Equity Partners IV and Norwest Equity Partners V, both of which own securities of the Company. See "Certain Transactions" and "Principal and Selling Shareholders."


COMPENSATION OF DIRECTORS


     Upon consummation of this offering, each director who is not an employee of the Company will receive $6,000 per year for service as a member of the Board of Directors and $2,000 per year for service on each committee of the Board of Directors on which he or she serves. In addition, all directors are reimbursed for expenses incurred by them in their capacity as directors. Other than the reimbursement of expenses, directors who are employees of the Company do not receive additional compensation for service.



     The Company has adopted the Nonemployee Directors' Option Plan (the "Directors' Option Plan"). Pursuant to the Directors' Option Plan, each director who is not an employee of the Company at the time of consummation of this offering, and each nonemployee director of the Company who is first elected to the Board of Directors thereafter, will receive options to purchase 10,000 shares of Common Stock of the Company. In addition, each nonemployee director of the Company will receive an annual award of options to purchase 5,000 shares of Common Stock upon the anniversary of his or her initial grant so long as he or she remains a member of the Board of Directors. See "-- Stock Option
Plans -- Directors' Option Plan."

EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding compensation paid during the Company's fiscal year ended March 31, 1996 to the Company's President and Chief Executive Officer and the four most highly compensated executive officers other than the President and Chief Executive Officer (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG TERM
                                                                                    COMPENSATION
                                                                                   ---------------
                                                                                       AWARDS
                                                                                   ---------------
                                                                                     SECURITIES
                                                            ANNUAL COMPENSATION      UNDERLYING
                                                  FISCAL    -------------------     OPTIONS/SARS
          NAME AND PRINCIPAL POSITION              YEAR      SALARY      BONUS     (NO. OF SHARES)
          ---------------------------             ------    --------    -------    ---------------
David A. Norbury................................   1996     $152,771    $35,950        41,818
  Chief Executive Officer and President
William J. Pratt................................   1996     $134,460    $32,250        21,818
  Chairman and Chief Technical Officer
Jerry D. Neal...................................   1996     $106,231    $27,000        36,818
  Vice President of Sales and Marketing
Powell T. Seymour...............................   1996     $ 89,654    $24,000        11,818
  Vice President of Operations and Secretary
William A. Priddy, Jr...........................   1996     $ 71,558    $19,500        11,818
  Vice President of Finance and Treasurer


     At March 31, 1997, the base salary in effect for each of the Named Executive Officers was as follows: Mr. Norbury -- $175,000; Mr.
Pratt -- $155,000; Mr. Neal -- $135,000; Mr. Seymour -- $115,000; and Mr.
Priddy -- $95,000. The base salary in effect at such time for Arthur E. Geissberger, Vice President of Wafer Fabrication Operations, was $130,000. The Compensation Committee has adopted a discretionary bonus program pursuant to which bonuses may be awarded to officers of the Company from time to time in amounts reflecting the Compensation Committee's subjective evaluation of such officers' contributions to the Company. In October 1996, the Compensation Committee awarded bonuses payable on December 1, 1996 to the Named Executive Officers as follows: Mr. Norbury -- $64,000; Mr. Pratt -- $49,350; Mr. Neal -- $36,000; Mr. Seymour -- $30,000; and Mr. Priddy -- $22,500.

OPTION GRANTS DURING FISCAL 1996

     The following table sets forth for each of the Named Executive Officers certain information concerning stock options granted during the year ended March 31, 1996.


                                                 INDIVIDUAL GRANTS
                               ------------------------------------------------------   POTENTIAL REALIZABLE VALUE
                               NUMBER OF                                                 AT ASSUMED ANNUAL RATES
                               SECURITIES   PERCENT OF TOTAL                           OF STOCK PRICE APPRECIATION
                               UNDERLYING   OPTIONS GRANTED    EXERCISE                     FOR OPTION TERM(1)
                                OPTIONS     TO EMPLOYEES IN    PRICE PER   EXPIRATION  ----------------------------
NAME                            GRANTED       FISCAL 1996        SHARE        DATE         5%               10%
----                           ----------   ----------------   ---------   ----------  -----------      -----------
David A. Norbury.............     1,818(2)         0.7%          $0.28       8/1/05        $   320          $   811
  Chief Executive                40,000(3)        16.0%          $0.91      12/1/05         22,892           58,012
  Officer and President
William J. Pratt.............     1,818(2)         0.7%          $0.28       8/1/05            320              811
  Chairman and Chief             20,000(3)         8.0%          $0.91      12/1/05         11,445           29,006
  Technical Officer
Powell T. Seymour............     1,818(2)         0.7%          $0.28       8/1/05            320              811
  Vice President of              10,000(3)         4.0%          $0.91      12/1/05          5,723           14,503
  Operations and Secretary
Jerry D. Neal................     1,818(2)         0.7%          $0.28       8/1/05            320              811
  Vice President                 35,000(3)        14.0%          $0.91      12/1/05         20,030           50,761
  of Sales and Marketing
William A. Priddy, Jr........     1,818(2)         0.7%          $0.28       8/1/05            320              811
  Vice President of              10,000(3)         4.0%          $0.91      12/1/05          5,723           14,503
  Finance and Treasurer


---------------


(1) The potential realizable value is calculated based on the term of the option at its time of grant (10 years) and is calculated by assuming that the stock price on the date of grant as determined by the Board of Directors appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated price. The 5% and 10% assumed rates of appreciation are derived from the rules of the Securities and Exchange Commission (the "Commission") and do not represent the Company's estimate or projection of the future Common Stock price.



(2) Such options vest and become exercisable in five equal installments on the first five anniversaries of the date of grant (August 1, 1995).



(3) Such options vest and become exercisable in five equal installments on the first five anniversaries of the date of grant (December 1, 1995).



     In December 1996, the Compensation Committee granted the following options to the Named Executive Officers: David A. Norbury -- 50,000 shares; William J. Pratt -- 50,000 shares; Powell T. Seymour -- 20,000 shares; Jerry D.
Neal -- 30,000 shares; and William A. Priddy, Jr. -- 27,000 shares. All such options vest and become exercisable in five equal installments on each of the five anniversaries of the date of grant, are exercisable at $6.50 per share and expire on December 3, 2006.


STOCK OPTION PLANS

  1992 Stock Option Plan


     The Company's 1992 Stock Option Plan (the "1992 Option Plan") was adopted by the shareholders of the Company in February 1992. The 1992 Option Plan provides for the grant of options to purchase Common Stock to key employees, non-employee directors and advisors and consultants in the service of the Company. The 1992 Option Plan permits the granting of both incentive stock options (options that meet the requirements of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code")) ("Incentive Options") and nonqualified stock options (options that do not meet such requirements) ("Nonqualified

Options"). The aggregate number of shares of Common Stock that may be issued pursuant to options granted under the 1992 Option Plan may not exceed 1,426,000 shares, subject to adjustment upon the occurrence of certain events affecting the Company's capitalization.

     The 1992 Option Plan is administered by the Compensation Committee of the Board of Directors (see "-- Board Committees" and "-- Compensation Committee Interlocks and Insider Participation"), which is authorized, subject to the provisions of the 1992 Option Plan, to determine to whom and at what time options may be granted, the designation of each option as either an Incentive Option or a Nonqualified Option, the per share exercise price, the duration of each option, the number of shares subject to each option, the rate and manner of exercise and the timing and form of payment.

     An Incentive Option may not have an exercise price less than the fair market value of the Common Stock on the date of the grant or an exercise period that exceeds ten years from the date of grant, may not be granted to any person who holds more than 10% of the total combined voting power of all classes of capital stock of the Company (unless the terms of such Incentive Option meet certain additional criteria) and is subject to certain other limitations that allow the optionee to qualify for favorable tax treatment. Nonqualified Options may have an exercise price less than the fair market value of the underlying Common Stock on the date of grant and may have an exercise period of more than ten years from the date of grant. Other than as described below, no option granted under the 1992 Option Plan may be exercisable during the six months immediately following the date of grant.

     Except as may be provided in an individual option agreement, if the employment or service of a person to whom an option has been granted under the 1992 Option Plan is terminated for any reason, the optionee or his or her personal representative may exercise such option to the extent that he or she was entitled to exercise it as of the date of termination only during the 30-day period following such termination and in no event after the expiration of ten years from the date such option was granted. No option granted under the 1992 Option Plan may be transferred by the optionee.


     The 1992 Option Plan includes provisions designed to protect the rights of optionholders upon the occurrence of certain events affecting the capital stock of the Company, and provides for the acceleration of the exercisability of all options granted thereunder in the event of the acquisition or a sale of substantially all the assets of the Company or a business combination in which the Company's shareholders would receive less than 50% of the resulting corporation's voting capital stock.



     As of March 31, 1997, the Company had granted options to employees (including certain officers; see "-- Option Grants During Fiscal 1996" and "Principal and Selling Shareholders") for 1,060,556 shares of Common Stock under the 1992 Option Plan, of which options for 18,080 shares have been exercised and options for 15,700 shares have been forfeited. The exercise prices of outstanding options granted under the 1992 Option Plan range from $0.15 to $9.00 per share, with a weighted average of $2.06 per share. The Company intends to terminate the 1992 Option Plan effective upon the consummation of this offering, after which no additional options will be awarded under the 1992 Option Plan. Such action will not affect options outstanding under the 1992 Option Plan.


  1997 Key Employees' Stock Option Plan


     The Company has adopted the 1997 Key Employees' Stock Option Plan (the "1997 Option Plan"), which provides for the grant of options to purchase Common Stock to key employees and independent contractors in the service of the Company. The 1997 Option Plan permits the granting of both Incentive Options and Nonqualified Options. The aggregate number of shares of Common Stock that may be issued pursuant to options granted under the 1997 Option Plan may not exceed 1,300,000 shares, subject to adjustment in the event of certain events affecting the Company's capitalization.



     The 1997 Option Plan is administered by the Compensation Committee of the Board of Directors (see "-- Board Committees"), which is authorized, subject to the provisions of the 1997 Option Plan, to determine to whom and at what time options may be granted, the designation of the option as either an Incentive Option or a Nonqualified Option, the per share exercise price, the duration of each option, the number of shares subject to each option, the rate and manner of exercise and the timing and form of payment.

     An Incentive Option may not have an exercise price less than the fair market value of the Common Stock on the date of the grant or an exercise period that exceeds 10 years from the date of grant, and is subject to certain other limitations that allow the optionee to qualify for favorable tax treatment. Nonqualified Options may have an exercise price less than the fair market value of the underlying Common Stock on the date of grant but, like Incentive Options, are limited to an exercise period of no longer than 10 years.

     Except to the extent, if any, as may be permitted by the Code, Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or any successor statute or rule, an option granted under the 1997 Option Plan will not be transferable (including by pledge or hypothecation) other than by will or the laws of intestate succession, and such an option will be exercisable during the optionee's lifetime only by the optionee. If an optionee is subject to
Section 16 of the Exchange Act, shares acquired upon the exercise of an option will not, without the consent of the Compensation Committee, be transferable (including by pledge or hypothecation) until the expiration of six months after the date the option was granted. In addition, the Company may impose such restrictions on any shares acquired upon exercise of options granted under the 1997 Option Plan as it may deem advisable, including, without limitation, transfer and other restrictions necessary to ensure compliance with the Securities Act and any blue sky or securities laws applicable to such shares.


     As a general matter, no option granted under the 1997 Option Plan to an optionee who was an employee of the Company or a related corporation at the time of the grant may be exercised unless the optionee is, at the time of exercise, an employee of the Company or any of its subsidiaries and has been an employee continuously since the date the option was granted, subject to certain post-termination provisions in the case of Incentive Options.



  Directors' Option Plan



     The Company has adopted the Directors' Option Plan, the purpose of which is to compensate nonemployee directors for their service on the Board of Directors, enable such directors to increase their holdings of Common Stock and allow the Company to attract and retain qualified nonmanagement directors. Under the Directors' Option Plan, directors who are not employees of the Company are entitled to receive options to acquire shares of Common Stock in accordance with the terms of the plan. An aggregate of 200,000 shares of Common Stock have been reserved for issuance under the Directors' Option Plan, subject to adjustment for certain events affecting the Company's capitalization. There currently are five directors of the Company eligible to participate in the Directors' Option Plan.



     The Directors' Option Plan is administered by the Compensation Committee of the Board of Directors. Subject to the provisions of the plan, the Compensation Committee has full and final authority, in its discretion, to establish, amend and rescind rules and regulations for the administration of the plan, to construe and interpret the plan, the rules and regulations for the plan and the agreements evidencing options and to make all other determinations deemed necessary or advisable for administering the plan. However, no director or any other person has any discretion with respect to the granting of options pursuant to the plan.


     Under the Directors' Option Plan, each director who is not an employee of the Company will be entitled to receive an initial award in the form of an option to purchase 10,000 shares of Common Stock of the Company at the time of consummation of this offering. Such option may be exercised upon consummation of this offering at the initial public offering price and will expire to the extent not exercised prior to the tenth anniversary of the date on which this offering is consummated. In addition, each nonemployee director of the Company who is first elected to the Board of Directors after consummation of this offering will be granted an initial award (an "Initial Award") on the date of such election of options to purchase 10,000 shares of Common Stock of the Company. Further, each nonemployee director of the Company will be granted an award (an "Annual Award") to purchase 5,000 shares of Common Stock of the Company on each anniversary of his or her initial grant so long as he or she remains a member of the Board of Directors.

     Initial Awards and Annual Awards will be exercisable on a per share basis at the fair market value per share of the Common Stock on the date of grant. For purposes of the Directors' Option Plan, "fair market value" means the closing sale price of the Common Stock as reported on the Nasdaq National Market on the date of grant.

     Initial Awards and Annual Awards will vest in equal annual installments over the three-year period following the date of grant and will expire on the tenth anniversary of the date of grant. Except as described below, no options covered by Initial Awards and Annual Awards may be exercised unless the optionee is, on the date of exercise, a director and has been a director continuously since the date of grant.

     Options granted under the Directors' Option Plan will be nonqualified stock options subject to federal income taxation under Section 83 of the Code. In general, under Section 83 of the Code, an optionee will not be subject to federal income tax upon the grant of an option. The exercise of an option, however, will result in tax consequences to the optionee and to the Company.

  Employee Stock Purchase Plan


     The Company has adopted the Employee Stock Purchase Plan (the "Stock Purchase Plan"), which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. All regular full-time employees of the Company (including officers) and all other employees whose customary employment is for more than a specified number of months in any calendar year or more than a specified number of hours per week, who in either case have been employed by the Company on the commencement date of the first purchase period under the Stock Purchase Plan or for at least three months, may participate in the Stock Purchase Plan. Directors who are not employees will not be eligible. An aggregate of 500,000 shares of Common Stock have been reserved for offering under the Stock Purchase Plan and are available for purchase thereunder, subject to anti-dilution adjustments in the event of certain changes in the capital structure of the Company.


     To participate in the Stock Purchase Plan, an employee must authorize the Company in writing to deduct an amount (not less than 1% nor more than 15% of a participant's base compensation) from his or her pay during six-month periods to be specified in the Stock Purchase Plan (each a "Purchase Period"). On the first day of each Purchase Period, the Company will grant to each participating employee an option to purchase up to a specified number of shares of Common Stock. The exercise price for the option for each Purchase Period will be the lesser of 85% of the fair market value of the Common Stock on the first or last business day of the Purchase Period. The fair market value will be the closing price of the Common Stock as quoted on the Nasdaq National Market. If an employee is not a participant on the last day of the Purchase Period, such employee will not be entitled to exercise his or her option, and the amount of his or her accumulated payroll deduction will be refunded to the employee. An employee's rights under the Stock Purchase Plan will terminate upon his or her voluntary withdrawal from the plan at any time or upon termination of employment.


     The Company makes no cash contributions to the Stock Purchase Plan, but bears the expenses of its administration. The Stock Purchase Plan is administered by the Compensation Committee, which has authority to establish the number and duration of the Purchase Periods during the term of the Stock Purchase Plan, and to make rulings and interpretations thereunder.


                              CERTAIN TRANSACTIONS

SALES OF PREFERRED STOCK

     Since the incorporation of the Company in 1991, the Company has issued, in private placement transactions, shares of Preferred Stock as follows: 975,000 shares of Class A-1 Preferred Stock at $1.538 per share in cash and in satisfaction of outstanding debt; 1,034,091 shares of Class A-2 Preferred Stock at $1.692 per share in cash; 3,300,000 shares of Class B Preferred Stock at $2.75 per share in cash and in satisfaction of outstanding debt; and 2,645,229 shares of Class C Preferred Stock at $6.048 per share in cash and in satisfaction of outstanding debt. In addition, the Company has issued to TRW 2,683,930 shares of Common

Stock on the terms and conditions described below in exchange for TRW's execution and performance of the License Agreement, and the TRW Convertible Note and the TRW Warrant, which together provide for the issuance, under certain conditions, of up to an aggregate amount of 2,111,111 shares of equity securities at an average price of $9.474 per share. See "-- TRW." The Company has also issued warrants to Allen Telecom for the purchase of up to 54,546 shares of Common Stock at $2.75 per share and 12,400 shares of Common Stock at $6.048 per share. See "-- Other Transactions." The outstanding shares of Preferred Stock will convert into an aggregate of 7,954,320 shares of Common Stock upon the consummation of this offering. The holders of such converted shares of Common Stock are entitled to certain registration rights with respect to the Common Stock issued or issuable upon conversion thereof. See "Description of Capital Stock -- Registration Rights." The following table sets forth the classes of Preferred Stock and number of shares purchased by the Company's directors, executive officers and five percent shareholders and their respective affiliates:


                                             CLASS A-1         CLASS A-2          CLASS B           CLASS C
INVESTOR                                  PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK
--------                                  ---------------   ---------------   ---------------   ---------------
TRW(1)..................................            0                 0                 0           826,446
Allen Telecom(2)........................      162,500           219,621           394,086           178,071
Erik H. van der Kaay(2).................            0                 0            10,345             2,324
Robert A. Paul(2).......................            0                 0            20,690             4,648
Philip W. Colburn(2)....................            0                 0            20,690             4,648
Robert A. Youdelman(2)..................            0                 0            10,345             2,324
Advanced Technology Ventures, III,
  L.P.(3)...............................      260,000           275,758           280,795           126,760
Brantley Ventures Partners II, L.P. ....      276,250           340,265           291,934                 0
Norwest Equity Partners, IV.............            0                 0           620,690                 0
Norwest Equity Partners, V..............            0                 0                 0           139,446
Kitty Hawk Capital Limited Partnership
  II(4).................................      276,250           198,447           230,993            49,603
NationsBanc Capital Corporation.........            0                 0                 0           744,048

---------------

(1) Terri D. Zinkiewicz, who is a director of the Company, is Director of Finance and Business of the Electronic Systems and Technology Division of TRW's Space & Electronics Group.


(2) Mr. van der Kaay, who is a director of the Company, is Executive Vice President of Allen Telecom, and Messrs. Paul, Colburn and Youdelman are President and Chief Executive Officer, Chairman of the Board of Directors and Executive Vice President and Chief Financial Officer, respectively, of Allen Telecom.


(3) Dr. Albert E. Paladino, who is a director of the Company, is a general partner of ATV Associates III, L.P., which is a general partner of Advanced Technology Ventures III, L.P.


(4) Walter H. Wilkinson, Jr., who is a director of the Company, is a general partner of Kitty Hawk Partners Limited Partnership, which is a general partner of Kitty Hawk Capital Limited Partnership II.


TRW

     On June 6, 1996, the Company initiated a strategic alliance with TRW and entered into agreements pursuant to which the Company issued to TRW (i) 826,446 shares of Class C Preferred Stock in exchange for $5,000,000 in cash (which shares will convert on a one-for-one basis into Common Stock upon the closing of this offering); (ii) 2,683,930 shares of Common Stock in exchange for TRW's execution and performance of the License Agreement, all of which shares are subject to certain voting and transfer restrictions as described below; (iii) the TRW Convertible Note in the maximum principal amount of $10,000,000, convertible into up to 1,111,111 shares of Common Stock; and (iv) the TRW Warrant for the purchase, under certain circumstances, of up to 1,000,000 shares of Common Stock at $10.00 per share. The Company also entered into the Supply Agreement, which provides for the purchase by the Company from TRW of certain minimum quantities of GaAs HBT wafers and GaAs epitaxial wafers during the years 1996 to 2000, and TRW has agreed to refrain from taking certain actions regarding control of the Company during the five years following this offering. See "Risk Factors -- Dependence on TRW" and "Business -- Strategic Relationship with TRW."

  License Agreement


     Pursuant to the License Agreement, TRW granted to the Company fully paid up, royalty-free worldwide licenses with respect to certain of TRW's existing and future GaAs HBT patent rights and MBE process patent rights, in each case with accompanying know-how and technical information, to design, develop, manufacture, market, service and repair certain existing products of the Company and any product with an emitter with a width of one to three microns, in either case provided such products are for commercial wireless communication applications and operate on signals having a frequency of less than 10 GHz. The license with respect to the GaAs HBT patent rights was effective immediately, and the MBE patent right license becomes effective as of the date that the Company's GaAs HBT wafer fabrication facility becomes operational. Both licenses are exclusive as to all persons including TRW, except that TRW has reserved the right to fulfill existing contractual obligations and to provide to customers on an ongoing basis certain specified foundry services. At the option of TRW, the license will become non-exclusive if the Company fails to meet the following revenue goals, as measured in accordance with GAAP, following the date on which the Company's GaAs HBT wafer fabrication facility becomes operational: during the first year, $30 million; during the second year, $65 million; and during the third year, $125 million. See "Risk Factors -- Dependence on TRW."



     TRW also granted certain non-exclusive licenses to the Company and agreed to provide certain technical assistance to the Company in connection with the design, construction and operation of the Company's GaAs HBT wafer fabrication facility. The License Agreement provides that TRW will offer to the Company, on the same terms as are offered to third parties, certain non-GaAs HBT process technologies that it develops in the future for a period of ten years following the date on which the Company's GaAs HBT wafer fabrication facility becomes operational. The Company has agreed to share with TRW any modifications or improvements and to grant TRW a non-exclusive, royalty-free license to use such modifications or improvements outside the Company's field of use.


     The licenses granted pursuant to the License Agreement may be terminated by TRW if the Company's wafer fabrication facility is not operational by December 31, 1998, unless the parties agree upon a later date. See "Risk
Factors -- Dependence on TRW."

  Restricted Stock Agreement


     The Company and TRW have entered into a restricted stock agreement with respect to the 2,683,930 shares of Common Stock issued to TRW in consideration of the License Agreement. Pursuant to this agreement, TRW has granted to David
A. Norbury, the President of the Company, or any successor President, an irrevocable proxy to vote these shares in favor of any measure approved by the Board of Directors of the Company. Any attempt by TRW to revoke this proxy would result in all of the shares becoming redeemable, at the option of the Company, for an aggregate purchase price of $1.00. The agreement also provides that the shares may not be transferred by TRW to any third party without the Company's written consent, and that any attempt at such a transfer would result in the shares becoming redeemable as described above. Such a right of redemption will also arise with respect to half of the 2,683,930 shares subject to the agreement if the circumstances that would permit termination of the License Agreement exist, namely if the Company's wafer fabrication facility is not operational by December 31, 1998, unless the parties agree upon a later date. The agreement does not affect TRW's right to receive any cash dividends that may be declared and payable with respect to the Common Stock. The agreement will terminate 30 days following the agreed-upon date by which the facility must have become operational.


  TRW Convertible Note

     Under the terms of the TRW Convertible Note, the Company has borrowed $10 million from TRW. Unless otherwise agreed to in writing by TRW, such funds must be used exclusively for the planning and construction and the operational, working capital and related requirements of the Company's wafer fabrication facility. The unpaid principal amount under the TRW Convertible Note bears simple interest at the rate of 6% per annum and, subject to the prior conversion of the TRW Convertible Note, all principal and accrued interest thereon is payable in full in a lump sum on June 6, 2003. The indebtedness evidenced by the TRW

Convertible Note is subordinated to certain other indebtedness of the Company. The Company may at its option prepay amounts owed under the TRW Convertible Note without premium or penalty, unless TRW has initiated the conversion of the TRW Convertible Note as described in the following paragraph.


     The TRW Convertible Note may be converted at any time before December 31, 1998 into up to 1,111,111 shares of Common Stock at a price of $9.00 per share. The TRW Convertible Note must be converted immediately prior to the closing of an underwritten public offering of Common Stock in which gross proceeds to the Company are at least $15 million and in which the offering price to the public is at least $12.00 per share and implies a pre-financing fully diluted valuation of the Company of at least $75 million. Based on the $10 million outstanding principal amount, and assuming an initial public offering price of $12.00 per share, the TRW Convertible Note will be converted into 1,111,111 shares of Common Stock immediately prior to the closing of this offering. If this offering does not meet all of the criteria described above, however, there will be no mandatory conversion, and the TRW Convertible Note will continue to represent debt of the Company.


     As part of the TRW Convertible Note financing arrangement, the Company issued to TRW a warrant (the "Deficit Warrant") for the purchase of up to 1,111,111 shares of Common Stock at a price of $9.00 per share. The Deficit Warrant is exercisable only to the extent that the TRW Convertible Note is not converted into Common Stock. If the TRW Convertible Note is converted into Common Stock in conjunction with this offering, the Deficit Warrant will terminate at such time without being exercised. If the TRW Convertible Note is not converted in full, the Deficit Warrant will remain outstanding and will not terminate until the earlier of the full conversion of the TRW Convertible Note or December 31, 1998.

  TRW Warrant

     The TRW Warrant provides for the purchase of up to 1,000,000 shares of Common Stock at a price of $10.00 per share. The TRW Warrant first becomes exercisable on the date that the Company's wafer fabrication facility becomes operational, and thereafter must be exercised before the first to occur of (i) the second anniversary of such date and (ii) 90 days after the Company has provided notice to TRW that the current market price of the Common Stock is, and has been for at least 20 consecutive trading days, greater than $12.00 per share. If the Company's wafer fabrication facility does not become operational by December 31, 1998, the TRW Warrant will terminate and be of no further force or effect.

  Supply Agreement


     Under the terms of the Supply Agreement, the Company has agreed to purchase from TRW, and TRW has agreed to sell to the Company, certain minimum quantities of three-inch GaAs HBT processed wafers and four-inch GaAs epitaxial wafer starting material until December 31, 2000. See "Risk Factors -- Dependence on TRW" and "Business -- Strategic Relationship with TRW."



  Standstill Agreement



     TRW has agreed with the Company and the current holders of Preferred Stock that, before the fifth anniversary of the closing of this offering, it will not, and will cause its affiliates not to, (i) acquire, offer to acquire or agree to acquire, directly or indirectly, any voting securities or rights or options to acquire any assets of the Company or any voting securities of the Company in excess of the lesser of (a) 40% of the Company's equity securities or (b) the actual maximum percentage of the Company's equity securities owned by TRW (assuming conversion by TRW of all of its convertible securities and the exercise of any warrants or options held by TRW), calculated on a fully diluted basis; (ii) make any public announcement with respect to, or submit any proposal for, any extraordinary transaction involving the Company or its securities or assets; (iii) make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company; (iv) form, join or in any way participate in a "group" within the meaning of the Exchange Act with respect to any voting securities of the Company; and (v) solicit or encourage any person to propose a business combination or similar transaction with, or a change in control of, the Company. Notwithstanding the foregoing, if any party makes a bona fide offer to purchase all of the outstanding shares of the Company, TRW will be entitled during the 30-day period following notification of such offer to make a counterproposal for all outstanding shares of the Company on the same or better terms and conditions as provided in the offer.

OTHER TRANSACTIONS


     On August 4, 1995, the Company entered into a note and warrant purchase agreement with a subsidiary of Allen Telecom, which is a shareholder of the Company and of which Erik H. van der Kaay, who is a director of the Company, is Executive Vice President. See "Management -- Directors and Executive Officers" and "Principal and Selling Shareholders." This agreement provided for the borrowing by the Company of up to $2,000,000 and for the issuance to such subsidiary of warrants to purchase up to 109,091 shares of Common Stock at a price of $2.75 per share. On August 7, 1995, the Company borrowed $1,000,000 from such subsidiary pursuant to this agreement, which amount earned interest at a rate equal to the prime rate of interest as reported in the Wall Street Journal plus one percent, and issued a warrant for the purchase of up to 54,546 shares of Common Stock for $2.75 per share. On November 10, 1995, the Company borrowed an additional $500,000 pursuant to this agreement, at the same rate of interest, and issued a warrant for the purchase of 27,272 shares of Common Stock for $2.75 per share. Pursuant to the terms of this second warrant, and by virtue of the closing of the sale of 1,818,783 shares of Class C Preferred Stock on November 22, 1995, the number of shares purchasable under this warrant was reduced to 12,400 and the purchase price was increased to $6.048 per share. The Company satisfied its obligations to pay principal and interest on amounts borrowed under this agreement on November 22, 1995, when it repaid $454,279 in cash and issued an aggregate of 178,071 shares of Class C Preferred Stock to the Allen Telecom subsidiary, which shares are now owned directly by Allen Telecom. Allen Telecom continues to hold warrants for the purchase of an aggregate of 66,946 shares of Common Stock; the warrant to purchase up to 54,546 shares for $2.75 per share expires on August 6, 2000 and the warrant to purchase 12,400 shares for $6.048 per share expires on November 9, 2000.



     The Company and all of the current holders of Preferred Stock are party to an agreement pursuant to which such holders have certain rights to require the Company to register the sale of equity securities of the Company held by them, or to include such securities in a registration initiated by the Company. See "Description of Capital Stock -- Registration Rights."


     The Company has granted options to purchase Common Stock under the 1992 Option Plan to certain executive officers. See "Management -- Option Grants During Fiscal 1996," "-- Stock Option Plans -- 1992 Stock Option Plan" and "Principal and Selling Shareholders."

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth information with respect to the beneficial ownership of Common Stock as of March 31, 1997, and as adjusted to reflect the sale of shares of Common Stock offered by the Company and the Selling Shareholders hereby (assuming no exercise of the Underwriters' over-allotment option), by (i) each person known by the Company to own beneficially five percent or more of the Company's outstanding shares of Common Stock, (ii) each director of the Company, (iii) the Named Executive Officers and (iv) all current directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or that are or may become exercisable within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name.



                                                 BENEFICIAL OWNERSHIP              BENEFICIAL OWNERSHIP
                                                   PRIOR TO OFFERING                  AFTER OFFERING
                                                 ---------------------             ---------------------
                                                 NUMBER OF               SHARES    NUMBER OF
                                                   SHARES     PERCENT    OFFERED     SHARES     PERCENT
                                                 ----------   --------   -------   ----------   --------
TRW(1).........................................   4,621,487     37.4         --     4,621,487     31.1
Robert G. Paul(2)..............................   1,046,562      8.4         --     1,046,562      7.0
Allen Telecom(3)...............................   1,021,224      8.2         --     1,021,224      6.8
Advanced Technology Ventures III, L.P.(4)......     943,313      7.6         --       943,313      6.4
Dr. Albert E. Paladino(5)......................     943,313      7.6         --       943,313      6.4
Brantley Ventures Partners II, L.P.(6).........     908,449      7.4         --       908,449      6.1
Norwest Equity Partners IV(7)..................     760,136      6.2         --       760,136      5.1
Norwest Equity Partners V(8)...................     760,136      6.2         --       760,136      5.1
Kitty Hawk Capital Limited Partnership II(9)...     755,293      6.1         --       755,293      5.1
Walter H. Wilkinson, Jr.(10)...................     755,293      6.1         --       755,293      5.1
NationsBanc Capital Corporation(11)............     744,048      6.0         --       744,048      5.0
William J. Pratt(12)...........................     384,206      3.1     20,000       364,206      2.5
Powell T. Seymour(13)..........................     146,531      1.2      7,000       139,531        *
Jerry D. Neal(14)..............................     101,088        *     10,000        91,088        *
David A. Norbury(15)...........................      81,399        *         --        81,399        *
William A. Priddy, Jr.(16).....................      24,836        *         --        24,836        *
Erik H. van der Kaay(17).......................      12,669        *         --        12,669        *
Directors and executive officers as a group (11
  persons)(18).................................   2,449,335     19.6     37,000     2,412,335     16.1


---------------

   * Indicates less than one percent


 (1) Includes (i) 1,111,111 shares of Common Stock issuable upon the conversion of a $10,000,000 principal amount promissory note to be converted immediately prior to the completion of this offering and (ii) 2,683,930 shares of Common Stock as to which TRW has granted an irrevocable proxy to the President of the Company to vote such shares in favor of any measure approved by the Board of Directors of the Company. Does not include 1,000,000 shares of Common Stock issuable upon the exercise of the TRW Warrant, which is exercisable after such time as the Company's wafer fabrication facility becomes operational. See "Certain
     Transactions -- TRW." Terri D. Zinkiewicz, who is a director of the Company, is Director of Finance and Business of the Electronic Systems and Technology Division of TRW's Space & Electronics Group. Ms. Zinkiewicz does not hold any voting or investment power over such shares. TRW's address is 1900 Richmond Road, Cleveland, Ohio 44124.



 (2) Includes 1,021,224 shares of Common Stock held by Allen Telecom. Mr. Paul is President and Chief Executive Officer of Allen Telecom. Mr. Paul disclaims beneficial ownership of such shares.

 (3) Includes (i) 54,546 shares of Common Stock issuable upon the exercise of a warrant exercisable through August 6, 2000 and (ii) 12,400 shares of Common Stock issuable upon the exercise of a warrant exercisable through November 9, 2000. See "Certain Transactions -- Other Transactions." Does not include
     (i) 12,669 shares of Common Stock held by Erik H. van der Kaay, who is Executive Vice President of Allen Telecom and a director of the Company,
     (ii) 25,338 shares of Common Stock held by Robert G. Paul, who is President and Chief Executive Officer of Allen Telecom, (iii) 25,338 shares of Common Stock held by Phillip W. Colburn, who is Chairman of the Board of Directors of Allen Telecom, and (iv) 12,609 shares of Common Stock held by Robert A. Youdelman, who is Executive Vice President and Chief Financial Officer of Allen Telecom. The address of Allen Telecom is 25101 Chagrin Boulevard, Beachwood, Ohio 44122.



 (4) The address of Advanced Technology Ventures III, L.P. is 281 Winter Street, Waltham, Massachusetts 02154.



 (5) Includes 943,313 shares of Common Stock held by Advanced Technology Ventures III, L.P. Dr. Paladino, who is a director of the Company, is a general partner of ATV Associates III, L.P., which is a general partner of Advanced Technology Ventures III, L.P. Dr. Paladino shares voting and investment power over such shares with Jos C. Henkens and Pieter J. Schiller, each of whom is also a general partner of ATV Associates III, L.P. Dr. Paladino disclaims beneficial ownership of such shares.



 (6) The address of Brantley Ventures Partners II, L.P. is Suite 1150, Tower East, 20600 Chagrin Boulevard, Cleveland, Ohio 44122.



 (7) Includes 139,446 shares of Common Stock held by Norwest Equity Partners V, which is under common control with Norwest Equity Partners IV. Robert C. Fleming, who is a director of the Company, was formerly a general partner of Itasca Partners, which is the general partner of Norwest Equity Partners
     IV. Mr. Fleming no longer holds any voting or investment power over such shares. The address of Norwest Equity Partners IV is Wellesley Office Park, 40 William Street, Suite 305, Wellesley, Massachusetts 02181.



 (8) Includes 620,690 shares of Common Stock held by Norwest Equity Partners IV, which is under common control with Norwest Equity Partners V. Robert C. Fleming, who is a director of the Company, was formerly a general partner of Itasca Partners II, which is the general partner of Norwest Equity Partners V. Mr. Fleming no longer holds any voting or investment power over such shares. The address of Norwest Equity Partners V is Wellesley Office Park, 40 William Street, Suite 305, Wellesley, Massachusetts 02181.



 (9) The address of Kitty Hawk Capital Limited Partnership II is Suite 202, 2700 Coltsgate Road, Charlotte, North Carolina 28211.



(10) Includes 755,293 shares of Common Stock held by Kitty Hawk Capital Limited Partnership II. Mr. Wilkinson, who is a director of the Company, is a general partner of Kitty Hawk Partners Limited Partnership, which is a general partner of Kitty Hawk Capital Limited Partnership II. Mr. Wilkinson shares voting and investment power over such shares with W. Chris Hegele, who is also a general partner of Kitty Hawk Partners Limited Partnership.



(11) The address of NationsBanc Capital Corporation is 901 Main Street, 66th Floor, Dallas, Texas 75202.



(12) Includes 14,206 shares of Common Stock issuable upon the exercise of options granted under the 1992 Option Plan. See "Management -- Stock Option Plans -- 1992 Stock Option Plan."



(13) Includes (i) 2,000 shares of Common Stock held by each of Leah B. Seymour and Christopher M. Seymour, who are children of Mr. Seymour and (ii) 10,531 shares of Common Stock issuable upon the exercise of options granted under the 1992 Option Plan. See "Management -- Stock Option Plans -- 1992 Stock Option Plan." Does not include 2,000 shares of Common Stock held by each of Wendy L. Hicks and James M. Mecum, Jr., who are children of Mr. Seymour.



(14) Includes 41,088 shares of Common Stock issuable upon the exercise of options granted under the 1992 Option Plan. See "Management -- Stock Option Plans -- 1992 Stock Option Plan." Does not include 2,500 shares of Common Stock held by each of Jerry D. Neal, II, James A. Pendergrass, Judith M. Neal and Annette L. Neal-Smith, who are children of Mr. Neal.

(15) Includes 81,399 shares of Common Stock issuable upon the exercise of options granted under the 1992 Option Plan. See "Management -- Stock Option Plans -- 1992 Stock Option Plan." Does not include 2,683,930 shares of Common Stock held by TRW as to which TRW has granted an irrevocable proxy to Mr. Norbury, as President of the Company, to vote such shares in favor of any measure approved by the Board of Directors of the Company. See "Certain Transactions -- TRW."



(16) Includes 24,836 shares of Common Stock issuable upon the exercise of options granted under the 1992 Option Plan. See "Management -- Stock Option Plans -- 1992 Stock Option Plan."



(17) Does not include 1,021,224 shares of Common Stock held by Allen Telecom, of which Mr. van der Kaay is Executive Vice President. Mr. van der Kaay does not hold any voting or investment power over such shares.



(18) Includes (i) 943,313 shares of Common Stock held by Advanced Technology Ventures III, L.P., of which Dr. Paladino is a general partner of the general partner; (ii) 755,293 shares of Common Stock held by Kitty Hawk Capital Limited Partnership II, of which Mr. Wilkinson is a general partner of the general partner; and (iii) 167,060 shares of Common Stock issuable upon the exercise of options granted under the 1992 Option Plan. See "Management -- Stock Option Plans -- 1992 Stock Option Plan."

                          DESCRIPTION OF CAPITAL STOCK


     Upon completion of this offering, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, no par value, and 5,000,000 shares of Preferred Stock, of which 14,852,441 shares of Common Stock and no shares of Preferred Stock will be issued and outstanding. Upon completion of this offering, and assuming the conversion of the TRW Convertible Note and no exercise of outstanding options or warrants, the Company will have 2,176,367 shares of Common Stock reserved for issuance pursuant to outstanding options and warrants, including a warrant that the Company may issue in the event certain financing is provided. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, when issued, duly authorized, validly issued, fully paid and nonassessable shares of Common Stock of the Company. As of March 31, 1997, there were 14 record holders of Common Stock.


COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have cumulative voting rights in the election of directors. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share ratably in the assets, if any, available for distribution after payment of all creditors and the liquidation preferences on any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights to subscribe for any additional securities of any class which the Company may issue, nor any conversion, redemption or sinking fund rights. The rights and privileges of holders of Common Stock are subject to the preferences of any shares of Preferred Stock that the Company may issue in the future.

PREFERRED STOCK


     The Company may issue shares of Preferred Stock in one or more classes or series within a class as may be determined by the Company's Board of Directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any such class or series without any further vote or action by the shareholders. Any Preferred Stock so issued by the Board of Directors may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company, or both. In addition, any such shares of Preferred Stock may have class or series voting rights. Moreover, under certain circumstances, the issuance of Preferred Stock or the existence of the unissued Preferred Stock may tend to discourage or render more difficult a merger or other change in control of the Company.



     As of March 31, 1997, the Company had issued and outstanding 975,000 shares of Class A-1 Preferred Stock, 1,034,091 shares of Class A-2 Preferred Stock, 3,300,000 shares of Class B Preferred Stock and 2,645,229 shares of Class C Preferred Stock. Effective upon consummation of this offering, all outstanding shares of Preferred Stock will be converted automatically into Common Stock on a one-for-one basis pursuant to their terms. No shares of Preferred Stock will be outstanding after this offering. No dividends have been or will be paid on outstanding shares of Preferred Stock.


WARRANTS


     The Company has outstanding the TRW Warrant, which will become exercisable at such time as the Company's wafer fabrication facility becomes operational into up to 1,000,000 shares of Common Stock at an exercise price of $10.00 per share. The TRW Warrant will terminate (i) upon the earlier of (a) the second anniversary of the date it becomes exercisable or (b) 90 days after the Common Stock has traded for at least 20 consecutive trading days at a price greater than $12.00 per share or (ii) if the Company's wafer fabrication facility does not become operational by December 31, 1998 or such other date as may be agreed upon. In addition, in connection with certain financing transactions, the Company has issued or agreed to issue the

Lender Warrants, which comprise (i) two warrants granted to Allen Telecom to purchase up to 54,546 shares for $2.75 and up to 12,400 shares for $6.048 per share, which expire on August 6, 2000 and November 9, 2000, respectively (See "Certain Transactions -- Other Transactions"), (ii) a warrant granted to a lender to purchase up to 41,322 shares of Common Stock for $9.00 per share that expires on February 25, 2002, and (iii) a warrant that the Company has agreed to issue to such lender in the event certain financing is provided, which warrant would be exercisable into up to 41,323 shares of Common Stock for $9.00 per share and have a term of five years. See "Certain Transactions -- TRW -- TRW Convertible Note."

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

  General

     A number of provisions of the Company's articles of incorporation and bylaws deal with matters of corporate governance and the rights of shareholders. Certain of these provisions may be deemed to have an anti-takeover effect and may delay or prevent takeover attempts not first approved by the Board of Directors (including takeovers that certain shareholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders. The Company believes that these provisions are appropriate to protect the interests of the Company and all of its shareholders.

  Certain Business Combinations


     The Company's articles of incorporation require that any business combination, as defined in the articles, to be entered into by the Company with a person or entity beneficially owning 15% or more of the Company's outstanding voting shares (an "Interested Shareholder") be approved by the affirmative vote of the holders of at least 60% of the outstanding voting shares, other than shares held by such Interested Shareholder, or, alternatively, by a majority of certain members of the Board of Directors not affiliated with such Interested Shareholder. The business combinations that are subject to these provisions include a merger or share exchange with an Interested Shareholder, certain sales to an Interested Shareholder of assets of the Company and certain issuances or transfers to an Interested Shareholder by the Company or any of its subsidiaries of equity securities of the Company or such subsidiary. These provisions will make a takeover of the Company more difficult and may have the effect of diminishing the possibility of certain types of "front-end loaded" acquisitions of the Company or other unsolicited attempts to acquire the Company.


  Advance Notice Requirements for Shareholder Proposals and Director Nominations

     The Company's bylaws provide that a special meeting of shareholders may be called only by the Board of Directors and certain designated officers of the Company. Special meetings may not be called by the shareholders. The Company's bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or under the direction of the Board of Directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of shareholder proposals and shareholder nominations for the election of directors must be in writing, contain certain specified information and be received by the Secretary of the Company (i) in the case of an annual meeting that is called for a date that is within 30 days before or after the anniversary date of the immediately preceding annual meeting of shareholders, not less than 60 days nor more than 90 days prior to such anniversary date, and (ii) in the case of an annual meeting that is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting or, in the case of a special meeting of shareholders, not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. These provisions may preclude some shareholders from bringing matters before the shareholders at any annual or special meeting, including making nominations for directors.

  Amendment of Articles and Bylaws

     Subject to the North Carolina Business Corporation Act, the Company's articles of incorporation may be amended by the affirmative vote of a majority of the outstanding shares entitled to vote thereon. Notwithstanding the foregoing, the amendment or repeal of certain provisions of the articles relating to the shares which the Company shall have authority to issue, the approval of certain business combinations as described above and certain other matters require the affirmative vote of the holders of 60% of the Company's voting securities, other than securities held by an Interested Shareholder. The articles further provide that certain provisions of the bylaws relating to the size and composition of the Board of Directors and meetings of shareholders may be amended by the shareholders, except in certain specified circumstances, only by the affirmative vote of the holders of 60% of the outstanding shares of voting securities, other than securities held by an Interested Shareholder. Moreover, the articles provide that the Board of Directors may repeal, amend or adopt any bylaw adopted, amended or repealed by the shareholders. These provisions will make it more difficult for shareholders to amend the articles or bylaws.

  Anti-takeover Legislation

     Pursuant to the Company's articles of incorporation, the Company has elected not to be governed by the North Carolina Control Share Act, which restricts the right of certain shareholders who acquire specified amounts of the Common Stock from voting those shares without certain approval by other shareholders of the Company, and the North Carolina Shareholder Protection Act, which imposes certain requirements for approval of transactions between the Company and a shareholder beneficially owning in excess of 20% of the Common Stock.

REGISTRATION RIGHTS

     Pursuant to an agreement between the Company and the current holders of Preferred Stock (the "Investor Holders"), the Investor Holders are entitled to certain rights as described below with respect to the registration under the Securities Act of the sale of up to 12,898,952 shares of Common Stock (the "Registrable Securities"). Such number represents 7,954,320 shares issuable upon conversion of Preferred Stock, 2,683,930 shares of Common Stock held by TRW (except that none of these shares will be Registrable Securities until released from the terms of the restricted stock agreement between the Company and TRW; see "Certain Transactions -- TRW"), 1,111,111 shares of Common Stock issuable in connection with the conversion of the TRW Convertible Note and up to 1,149,591 shares of Common Stock issuable upon the exercise of the TRW Warrant and the Lender Warrants. See "Certain Transactions -- TRW" and "-- Other Transactions."

     Subject to certain exceptions, if the Company proposes to register the sale of any Common Stock for its own account or the account of others, the Investor Holders are entitled to notice of such registration and to include the Registrable Securities therein at the Company's expense. The Company has obtained waivers of the foregoing rights from the Investor Holders in connection with this offering. After June 6, 1997, the Investor Holders of at least 60% of the Registrable Securities may require the Company to file a registration statement at the Company's expense with respect to the Registrable Securities held by such Investor Holders and such other Registrable Securities as other Investor Holders may wish to include. The Company must use its diligent best efforts to effect such a registration. Moreover, after the Company becomes eligible for the use of a registration statement on Form S-3, the Investor Holders will have the right to request the Company, at its expense, to effect an unlimited number of registrations on Form S-3 (but no more than one registration every six months) for any sale of Registrable Securities having a proposed aggregate offering price (before deduction of underwriting discounts and expenses of sale) of at least $500,000. The Company must use its best efforts to effect such registrations.

     The foregoing registration rights are subject to certain conditions and limitations, including (i) the right of the Company not to effect a requested registration during the 90 days following this offering and (ii) the right of the underwriters of an offering undertaken at the Company's initiative to limit the number of Registrable Securities in the offering, unless other holders of the Company's securities are permitted to include their securities in the offering. The Investor Holders are subject to additional limitations with respect to the exercise of registration rights by virtue of certain contractual provisions. See "Underwriting."

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is First Union National Bank.

LISTING


     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "RFMD."


                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale as described below, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.


     Upon completion of this offering, the Company will have outstanding an aggregate of 14,852,441 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options and warrants to purchase Common Stock. Of these shares, the 2,537,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act (except for any shares purchased by "affiliates," as that term is defined in Rule 144 under the Securities Act ("Affiliate")). Of the remaining shares of Common Stock, the Company believes that 7,915,465 shares (the "Affiliate Shares") will be held by Affiliates and 4,399,976 shares (the "Nonaffiliate Shares") will be held by nonaffiliates of the Company. All of such shares of Common Stock are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 (including Rule 144(k)) or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the current provisions of Rules 144 (including Rule 144(k)) and 701, the Company believes Restricted Shares will be available for sale in the public market as follows: (i) no Restricted Shares will be eligible for immediate sale on the effective date of this offering; (ii) 9,631,151 Restricted Shares will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this Prospectus; and (iii) 2,683,930 Affiliate Shares will become eligible for sale at such time as they are released from the terms of the Restricted Stock Agreement. See "Certain
Transactions -- TRW -- Restricted Stock Agreement."


     Upon completion of this offering, the holders of certain shares of Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock -- Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by Affiliates) immediately upon the effectiveness of such registration.


     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years (including the holding period of any prior owner except an Affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 148,344 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Pursuant to a recently approved amendment to Rule 144, the two-year holding period described in the preceding sentence will be reduced to one year in all instances effective April 29, 1997. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" may therefore be sold immediately upon the completion of this offering. Pursuant to the recently approved amendment to Rule 144, the three-year holding period described in the preceding sentence will be reduced to two years in all instances effective April 29, 1997. In general, under Rule 701 of the Securities Act as currently in effect, any employee, consultant or advisor of the Company who purchased shares from the Company in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.


     All of the Common Shares held by existing shareholders or acquired in the future by such shareholders or by any director or executive officer of the Company are subject to lock-up agreements with the Underwriters and may not be sold or otherwise transferred until 180 days after the date of this Prospectus without the consent of Montgomery Securities, on behalf of the Underwriters. Montgomery Securities, on behalf of the Underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.


     The Company intends to file registration statements under the Securities Act covering shares of Common Stock reserved for issuance under the 1992 Option Plan, the 1997 Option Plan, the Directors' Option Plan and the Stock Purchase Plan. Based on the number of options outstanding and shares reserved for issuance or anticipated to be reserved as issuance under these plans, such registration statements would cover approximately 3,426,000 shares, including up to 463,567 shares that were or may be issued upon the exercise of stock options during 1997. See "Management -- Stock Option Plans." Such registration statements are expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under such registration statements will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the lock-up agreements described above. As of March 31, 1997, options to purchase 1,026,776 shares of Common Stock were issued and outstanding under the 1992 Option Plan and options covering 18,080 shares of Common Stock had been exercised. See "Management -- Compensation of Directors" and "-- Stock Option Plans."

                                  UNDERWRITING

     The Underwriters named below, represented by Montgomery Securities, Hambrecht & Quist LLC and Oppenheimer & Co., Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any.

                                                              NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                           ----------
Montgomery Securities.......................................
Hambrecht & Quist LLC.......................................
Oppenheimer & Co., Inc. ....................................

                                                              ----------
          Total.............................................
                                                              ==========

     The Representatives have advised the Company and the Selling Shareholders that the Underwriters initially propose to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than
$          per share, and the Underwriters may allow, and such dealers may
reallow, a concession of not more than $          per share to certain other
dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.


     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 388,550 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 2,537,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     At the request of the Company, the Underwriters have reserved approximately 120,000 of the shares of Common Stock offered by the Company hereby for sale at the initial public offering price to directors, officers, employees and certain individuals associated with the Company, its directors, its officers or its employees. The number of shares of Common Stock available to the public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.


     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters and their employees and controlling persons against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.


     All of the shares of Common Stock currently held by existing shareholders or acquired in the future by such shareholders or by any director or executive officer of the Company are subject to lock-up agreements with the Underwriters and may not be sold or otherwise transferred until 180 days after the date of this Prospectus without the consent of Montgomery Securities, on behalf of the Underwriters. Montgomery Securities, on behalf of the Underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.


     Prior to this offering, there has been no public market for the shares of Common Stock of the Company. Consequently, the initial public offering price will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations are the history of, and prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations and financial performance, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the offering, and the market price for publicly traded common stock of comparable companies in recent periods.



     Certain persons participating in this offering may engage in transactions, including the entry of stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may involve the purchase of Common Stock on the Nasdaq National Market or otherwise. A stabilizing bid means the placing of any bid or the effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may stabilize or maintain the market price of the Common Stock at a level above that which otherwise might prevail in the open market and, if commenced, may be discontinued at any time.


     The Representatives have informed the Company that the Underwriters do not expect to make sales of shares of Common Stock offered hereby to accounts over which they exercise discretionary authority in excess of five percent of the number of shares of Common Stock offered hereby.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Womble Carlyle Sandridge & Rice, PLLC, Winston-Salem, North Carolina. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Hale and Dorr LLP, Washington, D.C.

                                    EXPERTS


     The Financial Statements of the Company as of and for the fiscal years ended March 31, 1994, 1995 and 1996, and as of and for the nine months ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon the authority of such firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a registration statement on Form S-1 (the "Registration Statement") (which term shall encompass all amendments, exhibits and schedules thereto) under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of the Registration Statement can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other documents filed electronically with the Commission, including the Registration Statement.

     The Company intends to furnish its shareholders with annual reports containing financial statements audited by its independent public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                             RF MICRO DEVICES, INC.

                          AUDITED FINANCIAL STATEMENTS
          YEARS ENDED MARCH 31, 1994, MARCH 31, 1995, MARCH 31, 1996,
                 AND NINE MONTH PERIOD ENDED DECEMBER 31, 1996

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors..............................  F-2

Audited Financial Statements
  Balance Sheets............................................  F-3
  Statements of Operations..................................  F-4
  Statements of Redeemable Convertible Preferred Stock and
     Shareholders' Deficiency...............................  F-5
  Statements of Cash Flows..................................  F-6
  Notes to Financial Statements.............................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
RF Micro Devices, Inc.

     We have audited the balance sheets of RF Micro Devices, Inc. as of March 31, 1994, March 31, 1995, March 31, 1996, and December 31, 1996 and the related statements of operations, redeemable convertible preferred stock and shareholders' deficiency and cash flows for each of the three years in the period ended March 31, 1996 and the nine months ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RF Micro Devices, Inc. at March 31, 1994, March 31, 1995, March 31, 1996, and December 31, 1996 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1996 and the nine months ended December 31, 1996 in conformity with generally accepted accounting principles.


                                                               ERNST & YOUNG LLP


Raleigh, North Carolina
January 24, 1997

                             RF MICRO DEVICES, INC.

                                 BALANCE SHEETS
               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)


                                                                                                     PRO FORMA
                                                                                                  LIABILITIES AND
                                                         MARCH 31,                              SHAREHOLDERS' EQUITY
                                              -------------------------------   DECEMBER 31,     DECEMBER 31, 1996
                                                1994       1995       1996          1996              (NOTE 2)
                                              --------   --------   ---------   ------------   ----------------------
                                                                                                    (UNAUDITED)
                                                       ASSETS
Current assets:
  Cash and cash equivalents.................  $ 3,341    $  2,223   $  6,638      $  3,321
  Accounts receivable, less allowance for
    doubtful accounts of $489,000 at March
    31, 1996 and $510,000 at December 31,
    1996....................................      298         353      2,299         4,024
  Inventories (Note 3)......................      431       1,232      3,014         6,194
  Other current assets......................        6           6         32            39
                                              -------    --------   --------      --------
         Total current assets...............    4,076       3,814     11,983        13,578
Property and equipment (Note 4):
  Machinery and equipment...................      460         605      1,193         2,624
  Furniture, fixtures and improvements......       20          20        139           604
  Computer equipment and software...........      116         196        314           604
                                              -------    --------   --------      --------
                                                  596         821      1,646         3,832
  Less accumulated depreciation.............     (153)       (292)      (537)         (857)
                                              -------    --------   --------      --------
                                                  443         529      1,109         2,975
  Construction in progress..................       --          --         --           403
                                              -------    --------   --------      --------
                                                  443         529      1,109         3,378
Cash restricted for capital additions.......       --          --         --        14,932
Other assets................................       --          --        100           105
Technology license (Note 13)................       --          --         --         3,202
                                              -------    --------   --------      --------
         Total assets.......................  $ 4,519    $  4,343   $ 13,192      $ 35,195
                                              =======    ========   ========      ========

                                  LIABILITIES AND SHAREHOLDERS' (DEFICIENCY) EQUITY
Current liabilities:
  Accounts payable..........................  $   305    $    751   $  3,276      $  5,137
  Accrued liabilities.......................      198         254        302           549
  Income tax payable........................       --          --         --            15
  Line of credit (Note 5)...................       15          --        350           350
  Current maturities of long-term debt (Note
    5)......................................       --          27         81           185
  Current obligations under capital leases
    (Note 4)................................      115          96         62           250
                                              -------    --------   --------      --------
         Total current liabilities..........      633       1,128      4,071         6,486            $  6,486
Long-term debt, less current maturities
  (Note 5)..................................       --          47         77           158                 158
Obligations under capital leases, less
  current maturities (Note 4)...............      108          12         76           499                 499
Note and accrued interest payable to
  shareholder (Note 6)......................       --          --         --        10,152                  --
                                              -------    --------   --------      --------            --------
                                                  741       1,187      4,224        17,295               7,143
Redeemable convertible preferred stock (Note
  9)........................................    8,825      12,325     23,325        28,257                  --
Shareholders' (deficiency) equity:
  Convertible preferred stock, no par value;
    1,200,000 shares authorized; no shares
    issued and outstanding..................       --          --         --            --                  --
  Common stock, no par value; 15,000,000
    shares authorized, 50,000,000 shares
    authorized pro forma; 3,268,930 shares
    issued and outstanding, 12,334,361
    issued and outstanding pro forma........        8           8          8         2,960              41,217
  Additional paid in capital................       --          --         --           550                 702
  Deferred compensation.....................       --          --         --          (290)               (290)
  Accumulated deficit.......................   (5,055)     (9,177)   (14,365)      (13,577)            (13,577)
                                              -------    --------   --------      --------            --------
         Total shareholders' (deficiency)
           equity...........................   (5,047)     (9,169)   (14,357)      (10,357)             28,052
                                              -------    --------   --------      --------            --------
         Total liabilities and shareholders'
           (deficiency) equity..............  $ 4,519    $  4,343   $ 13,192      $ 35,195            $ 35,195
                                              =======    ========   ========      ========            ========


                            See accompanying notes.

                             RF MICRO DEVICES, INC.

                            STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)


                                                                               NINE MONTH PERIOD ENDED
                                               YEARS ENDED MARCH 31,                 DECEMBER 31,
                                        ------------------------------------   ------------------------
                                           1994         1995         1996         1995          1996
                                        ----------   ----------   ----------   -----------   ----------
                                                                               (UNAUDITED)
Revenues:
  Product sales.......................     $   574      $ 1,254      $ 8,212       $ 5,061      $19,081
  Engineering revenue.................         412          434        1,303           758          573
                                          --------     --------     --------      --------     --------
          Total Revenue                        986        1,688        9,515         5,819       19,654
Costs and expenses:
  Cost of goods sold..................         724        1,215        7,471         4,159       10,973
  Research and development............       1,553        2,836        4,245         2,825        4,379
  Marketing and selling...............         808        1,180        1,817         1,278        2,588
  General and administrative..........         725          620        1,226           640          960
                                          --------     --------     --------      --------     --------
          Total Costs and Expenses           3,810        5,851       14,759         8,902       18,900
                                          --------     --------     --------      --------     --------
(Loss) income from operations.........      (2,824)      (4,163)      (5,244)       (3,083)         754
Interest expense......................         (62)         (27)         (81)          (54)        (234)
Interest income.......................          40           68          137           106          343
                                          --------     --------     --------      --------     --------
(Loss) income before income taxes.....      (2,846)      (4,122)      (5,188)       (3,031)         863
Income tax expense....................          --           --           --            --           75
                                          --------     --------     --------      --------     --------
Net (loss) income.....................     $(2,846)     $(4,122)     $(5,188)      $(3,031)     $   788
                                          ========     ========     ========      ========     ========
Pro forma (loss) income per share.....                               $ (0.43)      $ (0.27)     $  0.07
                                                                    ========      ========     ========
Weighted average number of shares used
  in pro forma per share
  calculations........................                            12,166,240    11,264,692   13,379,318
                                                                  ----------      --------   ----------
                                                                  ----------   -----------   ----------


                            See accompanying notes.

                             RF MICRO DEVICES, INC.


              STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

                          AND SHAREHOLDERS' DEFICIENCY

                                 (IN THOUSANDS)


                                             REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                     -------------------------------------------------------
                                     CLASS A-1   CLASS A-2    CLASS B     CLASS C
                                     PREFERRED   PREFERRED   PREFERRED   PREFERRED
                                       STOCK       STOCK       STOCK       STOCK      TOTAL
                                     ---------   ---------   ---------   ---------   -------
Balance, April 1, 1993.............   $1,500      $1,750        $   --     $    --   $ 3,250
  Issuance of Class B preferred
    stock..........................       --          --         5,575          --     5,575
  Net loss for the year ended March
    31, 1994.......................       --          --            --          --        --
                                      ------      ------        ------     -------   -------
Balance, March 31, 1994............    1,500       1,750         5,575          --     8,825
  Issuance of Class B preferred
    stock..........................       --          --         3,500          --     3,500
  Net loss for the year ended March
    31, 1995.......................       --          --            --          --        --
                                      ------      ------        ------     -------   -------
Balance, March 31, 1995............    1,500       1,750         9,075          --    12,325
  Issuance of Class C preferred
    stock..........................       --          --            --      11,000    11,000
  Net loss for the year ended March
    31, 1996.......................       --          --            --          --        --
                                      ------      ------        ------     -------   -------
Balance, March 31, 1996............    1,500       1,750         9,075      11,000    23,325
  Issuance of common stock.........       --          --            --          --        --
  Issuance of warrant..............       --          --            --          --        --
  Issuance of Class C preferred
    stock..........................       --          --            --       4,932     4,932
  Deferred compensation related to
    grant of stock options.........       --          --            --          --        --
  Amortization of deferred
    compensation...................       --          --            --          --        --
  Net income for the nine month
    period ended December 31,
    1996...........................       --          --            --          --        --
                                      ------      ------        ------     -------   -------
Balance, December 31, 1996.........   $1,500      $1,750        $9,075     $15,932   $28,257
                                      ======      ======        ======     =======   =======

                                                       SHAREHOLDERS' DEFICIENCY
                                     ------------------------------------------------------------
                                               ADDITIONAL
                                     COMMON     PAID IN       DEFERRED     ACCUMULATED
                                      STOCK     CAPITAL     COMPENSATION     DEFICIT      TOTAL
                                     -------   ----------   ------------   -----------   --------
Balance, April 1, 1993.............  $    8       $ --         $  --        $ (2,209)    $ (2,201)
  Issuance of Class B preferred
    stock..........................      --         --            --              --           --
  Net loss for the year ended March
    31, 1994.......................      --         --            --          (2,846)      (2,846)
                                     ------       ----         -----        --------     --------
Balance, March 31, 1994............       8         --            --          (5,055)      (5,047)
  Issuance of Class B preferred
    stock..........................      --         --            --              --           --
  Net loss for the year ended March
    31, 1995.......................      --         --            --          (4,122)      (4,122)
                                     ------       ----         -----        --------     --------
Balance, March 31, 1995............       8         --            --          (9,177)      (9,169)
  Issuance of Class C preferred
    stock..........................      --         --            --              --           --
  Net loss for the year ended March
    31, 1996.......................      --         --            --          (5,188)      (5,188)
                                     ------       ----         -----        --------     --------
Balance, March 31, 1996............       8         --            --         (14,365)     (14,357)
  Issuance of common stock.........   2,952         --            --              --           --
  Issuance of warrant..............      --        250            --              --           --
  Issuance of Class C preferred
    stock..........................      --         --            --              --           --
  Deferred compensation related to
    grant of stock options.........      --        300          (300)             --           --
  Amortization of deferred
    compensation...................      --         --            10              --           10
  Net income for the nine month
    period ended December 31,
    1996...........................      --         --            --             788          788
                                     ------       ----         -----        --------     --------
Balance, December 31, 1996.........  $2,960       $550         $(290)       $(13,577)    $(10,357)
                                     ======       ====         =====        ========     ========


                            See accompanying notes.

                             RF MICRO DEVICES, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                                     NINE MONTH
                                                                                    PERIOD ENDED
                                                    YEAR ENDED MARCH 31,            DECEMBER 31,
                                                 ---------------------------   ----------------------
                                                  1994      1995      1996        1995         1996
                                                 -------   -------   -------   -----------   --------
                                                                               (UNAUDITED)
OPERATING ACTIVITIES
Net (loss) income..............................  $(2,846)  $(4,122)  $(5,188)    $(3,031)    $    788
Adjustments to reconcile net (loss) income to
  net cash used in operating activities:
     Depreciation..............................      101       139       245         166          320
     Accrued interest converted to preferred
       stock...................................       --        --        31          --           --
     Amortization of deferred compensation.....       --        --        --          --           10
     Changes in operating assets and
       liabilities:
          Accounts receivable..................     (215)      (56)   (1,947)     (1,678)      (1,725)
          Inventories..........................     (336)     (801)   (1,781)     (1,883)      (3,180)
          Other assets.........................        5        --      (125)        (50)         (12)
          Accounts payable.....................       78       446     2,525       1,062        1,861
          Accrued liabilities..................      113        56        48         722          399
          Income tax payable...................      (61)       --        --           2           15
          Deferred revenue.....................       --        --        --         200           --
                                                 -------   -------   -------     -------     --------
Net cash used in operating activities..........   (3,161)   (4,338)   (6,192)     (4,490)      (1,524)
INVESTING ACTIVITIES
Purchases of property and equipment............      (84)     (225)     (686)       (643)      (1,763)
                                                 -------   -------   -------     -------     --------
Net cash used in investing activities..........      (84)     (225)     (686)       (643)      (1,763)
FINANCING ACTIVITIES
Proceeds from bridge financing.................    1,000        --     1,500          --           --
Repayment of capital lease obligations.........      (92)     (114)     (109)         --         (214)
Proceeds from issuance of redeemable preferred
  stock........................................    4,575     3,500     9,469      11,000        4,932
(Decrease) increase in line of credit..........       (7)      (15)      350         349           --
Proceeds from note payable to shareholder......       --        --        --                   10,000
Increase in long-term debt.....................       --        74       128         135          272
Increase in cash restricted for capital
  additions....................................       --        --        --          --      (14,932)
Principal payments on long-term debt...........       --        --       (45)         --          (88)
                                                 -------   -------   -------     -------     --------
Net cash provided by (used in) financing
  activities...................................    5,476     3,445    11,293      11,484          (30)
                                                 -------   -------   -------     -------     --------
Net (decrease) increase in cash................    2,231    (1,118)    4,415       6,351       (3,317)
Cash and cash equivalents at beginning of
  period.......................................    1,110     3,341     2,223       2,223        6,638
                                                 -------   -------   -------     -------     --------
Cash and cash equivalents at end of period.....  $ 3,341   $ 2,223   $ 6,638     $ 8,574     $  3,321
                                                 =======   =======   =======     =======     ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
Cash paid during the period for interest.......  $    62   $    27   $    81     $    --     $    112
                                                 =======   =======   =======     =======     ========
Cash paid during the period for income taxes...  $    --   $    --   $    --     $    --     $     60
                                                 =======   =======   =======     =======     ========
NONCASH INVESTING AND FINANCING ACTIVITIES
Capital lease obligations incurred for new
  equipment....................................  $   117   $    --   $   139     $    --     $    826
Conversion of bridge financing notes payable to
  preferred stock..............................  $ 1,000   $    --   $ 1,500     $    --     $     --
Issuance of common stock and warrant in
  consideration for technology license.........  $    --   $    --   $    --     $    --     $  3,202

                            See accompanying notes.

                             RF MICRO DEVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF COMPANY BUSINESS

     The Company designs, develops and markets proprietary analog radio frequency and immediate frequency integrated circuits ("RFICs") for wireless applications. These applications include cellular and cordless telephones, PCS handsets, wireless local area data networks, wireless local loop handsets, wireless security systems and remote meter reading systems. The Company ceased being a development stage enterprise during the year ended March 31, 1995.


     The Company offers products fabricated under three distinct process technologies: silicon bipolar transistor, gallium arsenide metal semiconductor field effect transistor and gallium arsenide heterojunction bipolar transistor ("GaAs HBT"). In June 1996, the Company and TRW Inc. ("TRW") entered into a license arrangement under which TRW exclusively licensed its GaAs HBT and related wafer fabrication technologies to the Company for commercial wireless applications operating at frequencies less than 10 GHz. The Company's GaAs HBT integrated circuits are manufactured for the Company by TRW through a proprietary process developed by TRW. In order to exploit this licensed technology, a third party developer is currently constructing a GaAs HBT four-inch wafer fabrication facility adjacent to the Company's executive offices in Greensboro, North Carolina, which the Company will lease upon completion. This facility is currently scheduled to be operating at commercial levels in the second half of 1998. Until then, the Company will purchase all or substantially all of its GaAs HBT parts from TRW.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash and Cash Equivalents

     Cash equivalents consist of demand deposit accounts, money market funds and temporary, highly liquid investments with original maturities of three months or less.

  Cash Restricted for Capital Additions

     Proceeds from the sale of Class C preferred stock to TRW (Note 13) and proceeds from the $10 million note payable agreement with TRW (Note 6) are to be used exclusively in funding the planning, construction and the operational, working capital and related requirements of the wafer fabrication facility. Unused proceeds from these instruments are classified as restricted cash on the balance sheet.

  Property and Equipment


     Property and equipment are stated at cost. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives, ranging from 5 to 7 years, of the related assets.


  Inventories


     Inventories are stated at the lower of cost or market determined using the average cost method. The Company's business is subject to the risk of technological and design changes. The Company provides for potentially obsolete or slow moving inventory based on management's analysis of inventory levels and future sales forecasts at the end of each accounting period.


  Accounting Periods

     The Company uses a 52 or 53 week fiscal year ending on the Saturday closest to March 31 of each year. Each of the fiscal years ended April 2, 1994, April 1, 1995 and March 30, 1996 was a 52 week year. The periods ended December 28, 1996 and December 30, 1995 were 39 week periods. For purposes of financial statement presentation, each fiscal year is described as having ended on March 31 and each nine month period as having ended on December 31.

                             RF MICRO DEVICES, INC.

  Revenue Recognition


     Revenue from product sales is recognized when products are shipped. The Company also enters into engineering agreements with certain customers relating to the development of customer specific applications. Revenue is recognized for engineering contracts when contract milestones are met.


     The Company's products generally carry a one or two year warranty against defects depending on the specific type of product. The Company provides for estimated warranty costs in the period the related sales are made.

  Pro Forma Presentation of Liabilities and Shareholders' Equity (Unaudited)

     The Company has issued and outstanding four classes of redeemable convertible preferred stock and a convertible note payable which, subject to conditions that are expected to be satisfied, automatically convert into common stock with the closing of an initial public offering of the Company's common stock. The pro forma presentation in the accompanying balance sheet gives effect to the conversion of the preferred stock and note payable on the assumption that the Company will become a public entity and the conditions for conversion, as described in Notes 6 and 9, will be satisfied.

  Risks and Uncertainties


     Pursuant to the strategic alliance with TRW (Note 13), TRW has granted to the Company certain licenses to produce certain GaAs HBT products. The Company plans to lease from a third party real estate developer a wafer fabrication facility and begin manufacturing its own GaAs HBT products covered by such licenses. These licenses may be terminated by TRW if the fabrication facility is not operational by December 31, 1998. A decision by TRW to terminate the license agreements or make them non-exclusive would have a material adverse effect on the Company's operations.


     Until the Company is able to internally produce GaAs HBT products, it will continue to purchase all such products from TRW. Sales of GaAs HBT products represented 86% of the Company's total revenue for the nine month period ended December 31, 1996. Failure by TRW to continue to supply adequate quantities of product to the Company or the inability to successfully transfer the GaAs HBT technology to the Company in a timely manner would have a material adverse effect on the Company.

     The demand for certain of the Company's products has currently exceeded supply capacity and consequently the Company has been unable to meet requested delivery times and quantity requirements. One of the Company's most significant customers, a company which is a subsidiary of one of the Company's corporate shareholders, has decided to obtain these products from sources other than the Company. This customer's purchases represented 0%, 15%, 31% and 39% of the Company's revenue for the years ended March 31, 1994, 1995 and 1996 and the nine month period ended December 31, 1996. Continuation of capacity limitations may cause existing or potential customers to develop other sources of supply.

  Interim Financial Information (Unaudited)


     The statements of operations and cash flows for the nine month period ended December 31, 1995 are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results of operations and cash flows.


  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

                             RF MICRO DEVICES, INC.

  Sales and Accounts Receivable


     The Company operates in a single industry and is engaged in the design and sale of integrated circuits. Revenues from significant customers, those representing 10% or more of total sales for the respective periods, are summarized as follows:



                                                 YEARS ENDING MARCH 31,        NINE MONTHS
                                                 -----------------------          ENDED
                                                 1994     1995     1996     DECEMBER 31, 1996
                                                 -----    -----    -----    -----------------
Customer 1.....................................    22%      12%      --            --
Customer 2.....................................    21%      --       --            --
Customer 3.....................................    17%      --       19%           --
Customer 4.....................................    10%      11%      --            --
Customer 5.....................................    --       15%      31%           40%
Customer 6.....................................    --       --       --            20%



     Additionally, 57%, 17%, 40% and 61% of the Company's accounts receivable were due from such customers at March 31, 1994, 1995 and 1996 and December 31, 1996, respectively.



     Sales to customers by geographic area are summarized as follows:



                                                 YEARS ENDING MARCH 31,        NINE MONTHS
                                                 -----------------------          ENDED
                                                 1994     1995     1996     DECEMBER 31, 1996
                                                 -----    -----    -----    -----------------
USA............................................    56%      73%      76%           64%
Asia...........................................    26%      15%      12%           30%
Canada.........................................    17%       8%      10%            2%
Europe.........................................     1%       4%       2%            4%


     The Company's principal financial instrument subject to potential concentration of credit risk is accounts receivable which are unsecured. The Company's exposure to credit loss in the event that payment from a customer is not received for revenue recognized equals the net outstanding accounts receivable balance from that customer.

     The Company provides an allowance for doubtful accounts equal to estimated losses expected to be incurred in the collection of accounts receivable.

  Research and Development


     The Company charges all research and development costs to expense as incurred.


  Income Taxes

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, the liability method is used in accounting for income taxes and deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities.

  Stock Based Compensation

     The Company accounts for stock options in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, no compensation expense is recognized for stock options issued to employees at fair value. For stock options granted at exercise prices below the deemed fair value, the Company records deferred compensation expense for the difference between the exercise price of the shares

                             RF MICRO DEVICES, INC.

and the deemed fair market value. The deferred compensation expense is amortized ratably over the vesting period of the individual options.

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), which provides an alternative to APB No. 25 in accounting for stock based compensation issued to employees. SFAS 123 provides for a fair value based method of accounting for employee stock options and similar equity instruments. However, companies that continue to account for stock based compensation arrangements under APB No. 25 are required by SFAS 123 to disclose the pro forma effect on net (loss) income and (loss) earnings per share as if the fair value based method prescribed by SFAS 123 had been applied. The disclosure requirements are effective for fiscal years beginning after December 31, 1995, or upon initial adoption of the statement, if earlier. The Company plans to continue to account for stock based compensation using the provisions of APB 25 and has adopted the disclosure requirements of SFAS 123 in the nine month period ended December 31, 1996 (see Note 10).


  Impact of Recently Issued Accounting Standards



     In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. SFAS 121 is effective for fiscal years beginning after December 15, 1995. The Company's adoption of SFAS 121 during 1996 did not have a material effect on the Company's financial statements.


3. INVENTORIES


     The components of inventories are as follows (in thousands):


                                                         MARCH 31,
                                                   ----------------------   DECEMBER 31,
                                                   1994    1995     1996        1996
                                                   ----   ------   ------   ------------
Raw materials....................................  $ 90   $  412   $1,118      $1,979
Work in process..................................   103      324      782       2,400
Finished goods...................................   238      496    1,195       2,515
                                                   ----   ------   ------      ------
                                                    431    1,232    3,094       6,894
Inventory allowances.............................    --       --      (81)       (700)
                                                   ----   ------   ------      ------
          Total inventory........................  $431   $1,232   $3,014      $6,194
                                                   ====   ======   ======      ======


4. LEASES



     The Company leases certain equipment under capital and operating leases. The Company's leased equipment, included in property and equipment, is as follows (in thousands):



                                                         MARCH 31,
                                                    --------------------   DECEMBER 31,
                                                    1994   1995    1996        1996
                                                    ----   -----   -----   ------------
Machinery and equipment...........................  $320   $ 321   $ 460      $1,286
Accumulated amortization..........................   (73)   (139)   (216)       (306)
                                                    ----   -----   -----      ------
                                                    $247   $ 182   $ 244      $  980
                                                    ====   =====   =====      ======



     Capital lease amortization totaling approximately $60,000, $66,000, $77,000 and $90,000 is included in depreciation expense for the years ended March 31, 1994, 1995, and 1996 and the nine month period ended December 31, 1996.

                             RF MICRO DEVICES, INC.

     Minimum future lease payments under capital and operating leases as of December 31, 1996 are (in thousands):


                                                              CAPITAL   OPERATING
                                                              -------   ---------
1997........................................................   $ 333     $  951
1998........................................................     327        768
1999........................................................     240        601
2000........................................................      --        270
2001........................................................      --        258
Thereafter..................................................      --        215
                                                               -----     ------
Total minimum payments......................................     900     $3,063
                                                                         ======
Less interest...............................................    (151)
                                                               -----
Present value of net minimum payments.......................     749
Less current portion........................................    (250)
                                                               -----
Long-term portion...........................................   $ 499
                                                               =====


     Rent expense under operating leases, including building and equipment was approximately $71,000, $167,000, $255,000 and $537,000 for the years ended March 31, 1994, 1995, and 1996 and the nine month period ended December 31, 1996.


5. LINES OF CREDIT AND LONG-TERM DEBT


     During the nine month period ended December 31, 1996, the Company increased its revolving working capital line of credit to an amount equal to 80% of eligible accounts receivable up to a maximum of $7 million. The line commitment expires on December 19, 1997 at which time the balance is due and payable. At March 31, 1994, 1995, 1996 and December 31, 1996, the outstanding balance was $15,000, $0, $350,000 and $350,000. This line bears interest at the prime rate plus 0.75% (9.00% at March 31, 1996 and 9.25% at December 31, 1996) and is
collateralized by all the Company's assets. The effective interest rate on outstanding borrowings under the line of credit for the year ended March 31, 1996 and the nine months ended December 31, 1996 was approximately 8.90% and 9.20%, respectively. The agreement contains provisions to allow the Company to utilize the line for letters of credit and foreign exchange contracts, none of which are outstanding for any of the periods presented.



     During the nine month period ended December 31, 1996, the Company increased its equipment line of credit to $2 million. Borrowings on this line are converted to term loans, repayable in 36 equal monthly installments at the time the draw is made. At March 31, 1994, 1995, 1996 and December 31, 1996, the outstanding balance on the equipment line notes was approximately $0, $74,000, $158,000 and $343,000. These borrowings bear interest at the prime rate plus 1.50% (10.50% at March 31, 1996 and 10.75% at December 31, 1996) and are
collateralized by all the Company's assets. The effective interest rate on these term loans for the year ended March 31, 1996 and the nine months ended December 31, 1996 was approximately 10.25% and 10.65%, respectively.



     Future year maturities under the equipment term loans at December 31, 1996 are as follows (in thousands):


1997........................................................  $185
1998........................................................   130
1999........................................................    27
                                                              ----
                                                              $342
                                                              ====

                             RF MICRO DEVICES, INC.

     The loan agreements contain restrictions which, among other things, require maintenance of certain financial ratios, liquidity and net worth and prohibit the payment of dividends.

6. NOTE PAYABLE TO SHAREHOLDER


     The note payable to shareholder consists of a $10 million subordinated convertible note issued on June 6, 1996 to a corporate shareholder of the Company (see Note 13). The note bears interest at 6% and all principal and accrued interest is payable in full on June 6, 2003. The Company incurred interest expense of $152,000 related to this note during the nine month period ended December 31, 1996. Payment of interest will be forfeited if and when the note is converted into the Company's capital stock.



     At the holder's option, all or any portion of the then outstanding principal of the note is convertible at a conversion price of $9.00 per share. The conversion price is subject to change in the event certain equity transactions, as defined in the agreement, occur. If conversion occurs prior to the closing of a public offering which results in gross proceeds of not less than $15 million and a post-IPO market capitalization of at least $75 million, the outstanding principal will be converted into newly created preferred stock of the Company. If conversion occurs after a public offering meeting the criteria specified above, the conversion shall be made into the Company's common stock. Mandatory conversion into shares of the Company's common stock will occur, at $9.00 per share, in full immediately prior to the closing of a public offering in which the per share price is at least $12.00. The Company has reserved a sufficient number of shares of its authorized but unissued stock to permit conversion.


     In connection with the issuance of the $10 million subordinated convertible note, the Company issued a warrant to purchase at any time through December 31, 1998 up to 1,111,111 shares of stock, less the number, if any, that have been acquired through conversion of the related $10 million note. Should the related note convert into 1,111,111 shares of stock, the warrant shall become null and void. The warrant has an exercise price of $9.00 per share, which is subject to change in the event certain equity transactions, as defined in the agreement, occur.

                             RF MICRO DEVICES, INC.

7. INCOME TAXES


     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):


                                                                  MARCH 31,
                                                         ---------------------------   DECEMBER 31,
                                                          1994      1995      1996         1996
                                                         -------   -------   -------   ------------
DEFERRED TAX LIABILITIES:
Accumulated depreciation...............................  $    41   $    53   $    81     $   110
DEFERRED TAX ASSETS:
Net operating loss carryforwards.......................    1,640     2,408     3,599       1,972
Research and experimental credit carryforwards.........      173       409       660         642
Research and development costs.........................      283     1,211     1,451       2,578
Allowance for bad debts................................       --        --       191         225
Inventory valuation....................................       --        --        --         303
Alternative minimum tax credit carryforwards...........       --        --        --          75
Other..................................................       59        69        91          64
                                                         -------   -------   -------     -------
     Total deferred tax assets.........................    2,155     4,097     5,992       5,859
Deferred tax asset valuation allowance.................   (2,114)   (4,044)   (5,911)     (5,749)
                                                         -------   -------   -------     -------
     Net deferred tax assets...........................      (41)      (53)      (81)       (110)
                                                         -------   -------   -------     -------
     Net deferred taxes................................  $    --   $    --   $    --     $    --
                                                         =======   =======   =======     =======


     A reconciliation of the provision for income taxes, which consist only of federal alternative minimum tax, to income tax expense computed by applying the statutory federal income tax rate to pretax earnings at December 31, 1996 is as follows (in thousands):


                                                              AMOUNT    %
                                                              ------   ---
Income tax expense at statutory federal rate................  $  293    34%
Increase (decrease) resulting from:
  Utilization of loss carryforwards.........................    (293)  (34)
  Alternative minimum tax...................................      75     9
                                                              ------   ---
                                                              $   75     9%
                                                              ======   ===


     At December 31, 1996, the Company had net operating loss carryforwards and research and experimental credit carryforwards of approximately $5 million and $642,000, respectively, for income tax purposes. The tax benefits of these items are reflected in the accompanying table of deferred tax assets and liabilities. If not used, these carryforwards begin to expire in 2010. U.S. tax rules impose limitations on the use of net operating losses following certain changes in ownership. If such change occurs, the limitation could reduce the amount of these benefits that would be available to offset future taxable income each year, starting with the year of ownership change.


8. 401(K) PLAN

     Each employee is eligible to participate in the Company's fully qualified 401(k) plan after three months of service. An employee may invest a maximum of 15% of pretax earnings in the plan. Employer contributions to the plan are made at the discretion of the Company and its Board of Directors. An employee is fully vested in the employer contribution portion of the plan after completion of 5 continuous years of service. The Company did not make any contributions to the plan during the years ended March 31, 1994, 1995, and 1996 and the nine month period ended December 31, 1996.

                             RF MICRO DEVICES, INC.

9. REDEEMABLE CONVERTIBLE VOTING PREFERRED STOCK

     The Company's mandatorily redeemable preferred stock consists of Class A-1 redeemable convertible preferred stock, no par value, 1,000,000 shares authorized, 975,000 shares issued and outstanding; Class A-2 redeemable convertible preferred stock, no par value, 1,100,000 shares authorized, 1,034,091 shares issued and outstanding; Class B redeemable convertible preferred stock, no par value, 3,700,000 shares authorized, 3,300,000 shares issued and outstanding and Class C redeemable convertible preferred stock, no par value, 2,700,000 shares authorized, 2,645,229 shares issued and outstanding.


     Contemporaneously with the closing of an underwritten public offering resulting in gross proceeds of at least $15 million at a price per share which implies a post-IPO market capitalization of the Company of at least $75 million, each share of preferred stock shall automatically convert to common stock. The preferred stock, which includes liquidation preferences, is convertible, initially at the rate of one share of common stock for each share of preferred stock. The conversion rate and value are subject to adjustment in the event of certain changes, as defined in the articles of incorporation. Each share of preferred stock is entitled to the number of votes per share equal to the number of shares of common stock into which each share of preferred stock is convertible. The preferred stock was recorded at the value received on the date of issuance and includes redemption privileges if, on or after November 23, 2000, a public offering has not been completed. The redemption price is the original issuance price of the preferred shares.


     The Company has reserved a sufficient number of its authorized shares of common stock for the purpose of effecting the future conversion of the preferred stock.

10. STOCK OPTIONS

     The Company has adopted an incentive stock option plan which provides for the purchase of the Company's common stock by certain employees. Under the terms of the plan, 20% of total shares awarded are exercisable one year after the date of grant and 20% are exercisable for each of the following four years. Options terminate ten years from date of grant. As of December 31, 1996 none of the outstanding options had been exercised. The Company has reserved a sufficient number of shares of common stock for future issuance under the Stock Option Plan.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options. The Company has recorded deferred compensation expense of $300,000 for the difference between the grant price and the deemed fair value of certain of the Company's common stock options granted in 1996.


     Pro forma information regarding net (loss) income and (loss) earnings per share is required by SFAS 123, and has been determined as if the Company accounted for its employee stock options under the fair value method of SFAS
123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the year ended March 31, 1996 and the nine month period ended December 31, 1996: risk-free interest rate of 6%, no expected dividends, a volatility factor of .70 and a weighted average expected life of the options of 5 years.


     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because changes in the subjective input assumption can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                             RF MICRO DEVICES, INC.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:



                                                                             NINE MONTH
                                                              YEAR ENDED    PERIOD ENDED
                                                               MARCH 31,    DECEMBER 31,
                                                                 1996           1996
                                                              -----------   ------------
Pro forma net (loss) income earnings........................  $(5,197,990)    $750,300
Pro forma (loss) income earnings per share..................  $     (0.43)    $   0.06


     A summary of the Company's stock option activity follows:

                                         NUMBER OF SHARES                     OPTION PRICE
                               -------------------------------------   --------------------------
                                             AVAILABLE     OPTIONS       PER SHARE
                               EXERCISABLE   FOR GRANT   OUTSTANDING       RANGE         TOTAL
                               -----------   ---------   -----------   -------------   ----------
March 31, 1993...............         --       257,500     203,750     $        0.15   $   30,563
  Granted....................         --       220,000      69,895     $0.15 - $0.28       11,183
  Exercised..................         --            --          --                --           --
  Canceled...................         --            --          --                --           --
  Expired....................         --            --          --                --           --
March 31, 1994...............     41,250       477,500     273,645     $0.15 - $0.28       41,746
  Granted....................         --       175,000      67,771     $        0.28       18,637
  Exercised..................         --            --          --                --           --
  Canceled...................         --            --          --                --           --
  Expired....................         --            --          --                --           --
March 31, 1995...............    103,125       652,500     341,416     $0.15 - $0.28       60,383
  Granted....................         --            --     255,040     $0.28 - $0.91      160,675
  Exercised..................         --            --          --                --           --
  Canceled...................         --            --      (2,250)    $0.15 - $0.28         (525)
  Expired
March 31, 1996...............    163,105       652,500     594,206     $0.15 - $0.91      220,533
  Granted....................         --       773,500     413,000     $0.91 - $6.50    1,548,750
  Exercised..................         --            --          --                --           --
  Canceled...................         --            --      (7,850)    $0.15 - $0.91       (2,370)
  Expired....................         --            --          --                --           --
                                 -------     ---------     -------     -------------   ----------
December 31, 1996............    269,829     1,426,000     999,356     $0.15 - $6.50   $1,766,913
                                 =======     =========     =======     =============   ==========


     Exercise prices for options outstanding as of December 31, 1996, ranged from $.15 to $6.50. The weighted average remaining contractual life of outstanding options is 8.34 years. The weighted average exercise price of outstanding options at December 31, 1996 is $1.77.



     The following table summarizes in more detail information regarding the Company's stock options outstanding at December 31, 1996:



                                    WEIGHTED
                                    AVERAGE
                    OPTIONS        REMAINING         OPTIONS
EXERCISE PRICES   OUTSTANDING   CONTRACTUAL LIFE   EXERCISABLE
---------------   -----------   ----------------   -----------
     $0.15          265,545        5.90 years        194,897
      0.27          180,811        8.20 years         48,662
      0.91          183,000        9.10 years         24,900
      1.20          169,000        9.70 years             --
      6.50          201,000        9.93 years             --
                    -------                          -------
                    999,356                          268,459
                    =======                          =======

                             RF MICRO DEVICES, INC.

11. COMMON STOCK RESERVED FOR FUTURE ISSUANCE

     At December 31, 1996, the Company had reserved a total of 11,641,022 of its authorized 15,000,000 shares of common stock for future issuance as follows:

Outstanding stock options...................................     999,356
Possible future issuance under stock option plan............     426,644
Outstanding warrants issued shareholders....................   1,066,946
Convertible preferred stock.................................   7,954,320
Convertible note payable....................................   1,111,111
Possible future issuance related to lease agreements........      82,645
                                                              ----------
Total shares reserved.......................................  11,641,022
                                                              ==========


12. INCOME (LOSS) PER SHARE OF COMMON STOCK



     Pro Forma income (loss) per share of common stock and historical income
(loss) per share of common stock computed in accordance with APB No. 15 and presented below are computed using the weighted average number of shares of common stock and the dilutive effect of common stock equivalents outstanding. The pro forma calculation assumes the conversion of all outstanding classes of redeemable convertible pro forma stock and conversion of the convertible note payable.



     In accordance with Securities and Exchange Commission Staff Accounting Bulletins, all issuances of the Company's common and common equivalent shares, at prices below the expected initial public offering price during the twelve month period preceding the filing date of the initial public offering, have been included in the pro forma and historical calculations as if they were outstanding for all periods presented (using the treasury stock method and the estimated initial public offering price).



     Historical (loss) income per share amounts, computed in accordance with APB No. 15, were $(0.62), $(0.90), $(1.13) and $0.06 for 1994, 1995, 1996 and the
nine month period ended December 31, 1996, respectively. Fully diluted income
(loss) per share amounts are not shown as the effect is anti-dilutive.


13. RELATED PARTY TRANSACTIONS

     During the year ended March 31, 1996, in connection with the bridge financing which was subsequently converted to preferred stock, the Company issued to a shareholder warrants that entitle the holder to purchase 66,946 shares of common stock at exercise prices ranging from $2.75 to $6.05 per share. The warrants expire on dates ranging from August 2000 to November 2000. No warrants have been exercised as of December 31, 1996.

     On June 6, 1996, the Company entered into a strategic alliance with TRW. Pursuant to this alliance, the Company sold 826,445 shares of its Class C preferred stock to TRW for net cash proceeds of $4,931,703. The Company also entered into a $10 million subordinated, convertible promissory note agreement with TRW, (see Note 6). The use of the proceeds from these transactions are to be used exclusively in funding the development and construction of a wafer fabrication facility.

     Additionally, TRW granted to the Company a worldwide right and license to make, have made, use and sell the products manufactured in the wafer fabrication facility. This right and license will become exclusive and perpetual upon completion of the condition discussed below. In consideration of the license, the Company issued to TRW 2,683,930 shares of restricted common stock valued at $2,952,323. The common stock is restricted in that it is non-voting and non-transferable. These restrictions will lapse when the Company successfully utilizes the TRW technology in its manufacturing process in the fabrication facility. If by December 31, 1998 the wafer foundry is not operational, as defined in the agreement, TRW has the right to

                             RF MICRO DEVICES, INC.

revoke the license and the Company correspondingly has the right to redeem as much as one-half of the TRW shares for a nominal amount. At the option of TRW, the license will become non-exclusive if the Company fails to meet the following revenue goals, as measured in accordance with GAAP, following the date on which the Company's wafer fabrication facility becomes operational: during the first year, $30 million; during the second year, $65 million; and during the third year, $125 million.


     In connection with the licensing agreement, the Company issued a warrant to TRW to purchase up to 1,000,000 shares of the Company's common stock at an exercise price of $10 per share. The exercise price is subject to adjustment in the event of certain changes, as defined by the agreement, affecting the Company's capitalization. The TRW warrant first becomes exercisable on the date that the Company's wafer facility becomes operational and thereafter must be exercised before the first to occur of (i) the second anniversary of such date and (ii) 90 days after the Company has provided notice to TRW that the current market price of the Company's common stock is, and has been for at least 20 consecutive days, greater than $12 per share. If the Company's wafer facility does not become operational by December 31, 1998, the warrant will terminate in full. A value of $250,000 has been recorded for this warrant.

     The restricted common stock and the related warrant have an aggregate value of $3,202,323, which represents the Company's right to use the technology and accordingly, a related intangible asset has been recorded on the Company balance sheet. Amortization of this intangible asset will be provided on a straight-line basis over a fifteen year estimated useful life of the asset and will commence once the wafer facility becomes operational. Should the technology license be revoked or made nonexclusive under the circumstances described above, a resulting charge to income would be recorded to recognize impairment, if any, of its value.

14. COMMITMENTS

  Facility Construction and Equipment


     At December 31, 1996, the Company is committed to leasing from a third party real estate developer a wafer fabrication facility which is under construction adjacent to its existing facility. The facility will be built in two phases. The first and second phases are budgeted at approximately $40 million and $30 million, respectively. The Company's lease arrangement with the developer is based on a total estimated cost to construct the facility. The term of this operating lease is 15 years with the option to renew for two separate 10 year periods. The developer will provide partial construction financing for the facility. For the remainder of the estimated construction costs, the Company is obligated to put up cash deposits with the developer to fund the construction.



     Costs to install a clean room at the facilities, estimated to cost between $2.5 and $3 million including equipment, will be financed through a construction loan which will convert to a 60 month lease upon completion of construction and an equipment lease line. The Company has also obtained a lease commitment for an additional $10 million of financing for equipment to up-fit the new facility. The term of these capital leases will be 52 months. In connection with this financing commitment, the Company has issued a warrant to purchase 41,322 shares of its common stock at an exercise price of $9.00 per share to the equipment financing company.


     The terms of these lease financing commitments are as follows:


                                                                     TOTAL COSTS
                                                                      FINANCED
                                                              -------------------------
Fabrication facility commitment.............................  Estimated at $7.8 million
Clean room equipment commitment.............................     Up to $2.5 million
Equipment lease commitment..................................     Up to $10.0 million

                             RF MICRO DEVICES, INC.

     Estimated minimum future lease payments under the leases are (in thousands):



                                                              CAPITAL      OPERATING
                                                              -------      ---------
1998........................................................  $ 1,698       $   988
1999........................................................    2,912         1,695
2000........................................................    2,912         1,695
2001........................................................    2,912         1,720
2002........................................................    2,184         1,737
Thereafter..................................................       --        10,579
                                                              -------       -------
Total minimum payments......................................   12,618       $18,414
Less interest...............................................   (2,618)
                                                              -------
Present value of net minimum payments.......................  $10,000
                                                              =======


  Supply Agreement

     The Company has agreed to purchase from TRW, through the year 2000, certain minimum quantities of wafers and wafer starting material used in its production of RFICs.

15. SUBSEQUENT EVENTS


     During the period from December 31, 1996 to February 28, 1997, the Company granted 45,500 incentive stock options to employees. The exercise price of these shares ranged from $6.50 per share to $9.00 per share.


     In connection with the Company's planned initial public offering, the Company's Board of Directors intends to adopt the following:

     - The 1997 Key Employees' Stock Option Plan which will permit the granting of both Incentive and Nonqualified Options. The aggregate shares granted under this plan will not exceed 1.3 million.


     - The Nonemployee Directors' Option Plan which will provide for reserving up to 200,000 shares of common stock for future option grants under this plan.


     - The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. The plan is intended to provide the opportunity for the Company's employees to purchase the Company's common stock based on terms and conditions allowed by Section 423. An aggregate of 500,000 shares of common stock will be reserved for offering under this plan.

            =======================================================

  No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Shareholder or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS

                          ----------------------------


                                         Page
                                         ----
Prospectus Summary.....................    3
Risk Factors...........................    5
Use of Proceeds........................   15
Dividend Policy........................   15
Capitalization.........................   16
Dilution...............................   17
Selected Financial Data................   18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operation............................   19
Business...............................   26
Management.............................   40
Certain Transactions...................   47
Principal and Selling Shareholders.....   52
Description of Capital Stock...........   55
Shares Eligible for Future Sale........   58
Underwriting...........................   60
Legal Matters..........................   61
Experts................................   62
Additional Information.................   62
Index to Financial Statements..........  F-1


                            ------------------------

  Until             , 1997 (25 days after the date of this Prospectus), all
dealers effecting transactions in the Common Stock offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

            =======================================================
            =======================================================

                                2,537,000 SHARES

                            (RF MICRO DEVICES LOGO)

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                             MONTGOMERY SECURITIES

                               HAMBRECHT & QUIST

                            OPPENHEIMER & CO., INC.
                                            , 1997

            =======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Other expenses of issuance and distribution payable by the Registrant are estimated as follows:

Securities and Exchange Commission registration fee.........  $   11,494
National Association of Securities Dealers, Inc. filing
  fee.......................................................       4,293
Nasdaq National Market quotation fee........................      50,000
Accounting fees and expenses................................     150,000
Legal fees and expenses.....................................     250,000
Printing and engraving......................................     100,000
Fees of Transfer Agent and Registrar........................       5,000
State Blue Sky registration fees and expenses (including
  counsel fees).............................................      10,000
Miscellaneous expenses......................................      19,213
                                                              ----------
          Total.............................................  $  600,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contains specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that
(i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officers if he is not wholly successful in such defense, if it is determined as provided by statute that the director or officer meets a certain standard of conduct, provided when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him, the corporation may not indemnify him. A director or officer of a corporation who is a party to a proceeding may also apply to the courts for indemnification, and the court may order indemnification under certain circumstances set forth in the statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution, provide indemnification in addition to that provided by statute, subject to certain conditions.

     The Registrant's bylaws provide for the indemnification of any director or officer of the Registrant against liabilities and litigation expenses arising out of his status as such, excluding (i) any liabilities or litigation expenses relating to activities which were at the time taken known or believed by such person to be clearly in conflict with the best interest of the Registrant and
(ii) that portion of any liabilities or litigation expenses with respect to which such person is entitled to receive payment under any insurance policy.

     The Registrant's articles of incorporation provide for the elimination of the personal liability of each director of the Registrant to the fullest extent permitted by law.

     In connection with the Offering, the Registrant intends to obtain directors' and officers' liability insurance, under which any controlling person, director or officer of the Registrant will be insured or indemnified against certain liabilities which he may incur to his capacity as such.

     Under the underwriting agreement to be entered into by the Registrant, certain controlling persons, directors and officers of the Registrant may be entitled to indemnification by underwriters who participate in the distribution of securities covered by the Registration Statement against certain liabilities, including liabilities under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Since April 1, 1994, except as set forth below, no securities of the Registrant have been sold by the Registrant without registration under the Securities Act.

     On December 30, 1994 and January 24, 1995, the Registrant issued an aggregate amount of 1,272,727 shares of Class B Convertible Preferred Stock to certain individuals and entities, each, except one individual, believed to be an accredited investor. In exchange for such shares, the Registrant received cash in the aggregate amount of $3,500,000. The Registrant issued the securities in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

     On August 4, 1995, the Registrant issued to an investor, believed to be an accredited investor, a subordinated note to evidence the borrowing of up to $2,000,000. The note bore interest at a rate equal to the prime rate as reported in the Wall Street Journal plus one percent. The note had a term of the shorter of six months or the closing date of the sale and issuance of equity securities by the Registrant with cash proceeds of at least $1,000,000. In connection with the note, on August 7, 1995 and November 10, 1995, the Registrant borrowed $1,000,000 and $500,000, respectively, from the investor and issued to the investor warrants for the purchase of up to an aggregate amount of 54,546 and 27,272 shares of Common Stock, respectively, for a purchase price of $2.75 per share. The Registrant issued the note and warrants in each case in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. On November 22, 1995, in reliance on the exemption provided by Section 4(2) of the Securities Act, the Registrant issued an aggregate amount of 178,071 shares of Class C Convertible Preferred Stock to this investor in satisfaction of $1,076,974 in principal and accrued interest owed under the note. Pursuant to its terms, the warrant issued to this investor for the purchase of 27,272 shares of Common Stock at $2.75 per share became on this date a warrant for the purchase of 12,400 shares of Common Stock at $6.048 per share.

     In addition to the shares referred to in the foregoing paragraph, on November 22, 1995, the Registrant issued an aggregate amount of 1,640,712 shares of Class C Convertible Preferred Stock to certain individuals and entities, each believed to be an accredited investor. In consideration for these shares, the Registrant received cash in the amount of $9,923,084. The Registrant issued these securities in reliance on the exemption from registration provided in
Section 4(2) of the Securities Act.

     On June 6, 1996, the Registrant issued 826,446 shares of Class C Convertible Preferred Stock to an entity, believed to be an accredited investor, in exchange for an aggregate consideration of $5,000,000 in cash. In consideration of this investor's execution, delivery and performance of a licence and technical assistance agreement, the Registrant also issued to the investor 2,683,930 shares of Common Stock, which shares are subject to a restricted stock agreement pursuant to which, among other things, the investor granted to the president of the Registrant an irrevocable proxy to vote such shares of Common Stock in favor of any proposal approved by the Registrant's board of directors. The Registrant also issued to the investor a promissory note pursuant to which the Registrant may borrow funds in an amount up to $10,000,000. The note bears interest at the rate of 6% per annum and is payable in a lump sum on June 6, 2003. The note is convertible, at the option of the noteholder, into certain equity securities of the Registrant at the conversion price of $9.00 per share, subject to adjustment. In the event of an offering of Common Stock with gross proceeds to the Registrant of at least $15,000,000, the noteholder is required (subject to compliance with applicable antitrust requirements) to convert the note into Common Stock. The note was accompanied by a warrant for the purchase of equity securities of the Registrant on terms and conditions set forth in the note. The warrant may be exercised only to the extent that the note is not converted; together, the two securities provide for the purchase of up to an aggregate amount of 1,111,111 shares of equity securities of the Registrant at a conversion price or exercise price, as the case may be, of $9.00 per share. The Registrant also issued to the investor an additional warrant to purchase up to 1,000,000 shares of Common Stock at an exercise price of $10.00 per share. This warrant may be exercised only if certain conditions are met. The Registrant issued the Common Stock, the note and the warrants in each case in reliance on the exemptions from registration provided by Section 4(2) of the Securities Act.


     Between May 2, 1992 and March 31, 1997, the Registrant granted options for the purchase of an aggregate amount of 1,060,556 shares of Common Stock to certain officers and employees of the Registrant pursuant to its 1992 Stock Option Plan and in consideration of services rendered and to be rendered to the Registrant. The options have an exercise price ranging from $0.15 per share to $9.00 per share. On March 24, 1997, the Company issued an aggregate of 18,080 shares of Common Stock to three individuals upon the exercise of options previously granted to them and in exchange for the cash payment of an aggregate of $3,597.

Options covering 1,026,776 shares of Common Stock remained outstanding as of March 31, 1997. The Registrant granted the options and issued the shares of Common Stock upon the exercise thereof in reliance on the exemption from registration provided by Rule 701 under the Securities Act.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

          The following exhibits listed in accordance with the number assigned to each in the exhibit table of Item 601 of Regulation S-K are included in
     Part II of this Registration Statement. Exhibit numbers omitted are not applicable.


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1         --  Form of Underwriting Agreement*
 3.1       --  Articles of Incorporation of RF Micro Devices, Inc.
 3.2       --  Bylaws of RF Micro Devices, Inc.
 4.1       --  Specimen Certificate of Common Stock
 4.2       --  Warrant, dated August 7, 1995, for the purchase of up to
               54,546 shares of Common Stock*
 4.3       --  Warrant, dated November 10, 1995, for the purchase of up to
               12,400 shares of Common Stock*
 4.4       --  Subordinated Convertible Promissory Note, dated June 6,
               1996*
 4.5       --  Warrant, dated June 6, 1996, for the purchase of up to
               1,111,111 shares of Common Stock
 4.6       --  Warrant, dated June 6, 1996, for the purchase of up to
               1,000,000 shares of Common Stock
 4.7       --  Warrant, dated February 25, 1997, for the purchase of up to
               41,322 shares of Common Stock
 4.8       --  Loan and Security Agreement, dated March 29, 1995, and Loan
               Modification Agreement, dated December 20, 1996, between RF
               Micro Devices, Inc. and Silicon Valley Bank
               The registrant hereby undertakes to furnish to the
               Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of
               long-term debt of the registrant not filed herewith pursuant to Item 601(b)(4)(iii) of Regulation S-K.
 5         --  Opinion of Womble Carlyle Sandridge & Rice, PLLC**
10.1       --  1992 Stock Option Plan of RF Micro Devices, Inc.*
10.2       --  Form of Stock Option Agreement (1992 Stock Option Plan)**
10.3       --  1997 Key Employees' Stock Option Plan of RF Micro Devices,
               Inc.
10.4       --  Form of Stock Option Agreement (1997 Key Employees' Stock
               Option Plan)
10.5       --  Nonemployee Directors' Stock Option Plan of RF Micro
               Devices, Inc.
10.6       --  Form of Stock Option Agreement (1997 Directors' Stock Option
               Plan)
10.7       --  Stock Purchase Agreement, dated November 22, 1995, between
               RF Micro Devices, Inc. and certain investors, as amended*
10.8       --  Securities Purchase Agreement, dated June 6, 1996, between
               RF Micro Devices, Inc. and TRW Inc.*
10.9       --  License and Technical Assistance Agreement, dated June 6,
               1996, between RF Micro Devices, Inc. and the Electronic
               Systems & Technology Division of the Space and Electronics
               Group of TRW Inc.+
10.10      --  Supply Agreement, dated June 6, 1996, between RF Micro
               Devices, Inc. and TRW Inc.+
10.11      --  Restricted Stock Agreement, dated June 6, 1996, between RF
               Micro Devices, Inc. and TRW Inc.*
10.12      --  Second Amended and Restated Registration Rights Agreement,
               dated June 6, 1996, between RF Micro Devices, Inc. and
               certain shareholders, as amended*

      10.13         --  Lease Agreement, dated October 31, 1995, between RF Micro Devices, Inc. and Piedmont Land Company, as amended*
      10.14         --  Lease Agreement, dated October 9, 1996, between RF Micro Devices, Inc. and Highwoods/Forsyth Limited
                        Partnership, as amended*
      10.15         --  Master Equipment Lease Agreement, dated as of December 2, 1996, between Finova Technology Finance, Inc.
                        and RF Micro Devices, Inc.
      11            --  Computation of Net Loss Per Share
      23.1          --  Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit 5)
      23.2          --  Consent of Ernst & Young LLP
      24            --  Power of Attorney (included on the signature page of this Registration Statement)*
      27            --  Financial Data Schedule


---------------


*  Previously filed


** To be filed by amendment


+ The registrant has requested that certain portions of this exhibit be given confidential treatment.


     (b) Financial Statement Schedules


     The following financial statement schedule is included in Part II of this Registration Statement:



Schedule II -- Valuation and Qualifying Accounts, Nine Months Ended December 31,
               1996 and Years Ended March 31, 1996, 1995 and 1994.



          All other schedules are omitted because they are not required, they are not applicable or the information is already included in the financial statements or notes thereto.


ITEM 17.  UNDERTAKINGS.

     1. The undersigned registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     2. The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     3. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greensboro, State of North Carolina, on April 8, 1997.


                                          RF MICRO DEVICES, INC.

                                          By:      /s/ DAVID A. NORBURY
                                            ------------------------------------
                                                      David A. Norbury
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons on April 8, 1997 in the capacities indicated.


                      SIGNATURE                                              TITLE
                      ---------                                              -----

                /s/ DAVID A. NORBURY                     President, Chief Executive Officer and
-----------------------------------------------------      Director (principal executive officer)
                  David A. Norbury

             /s/ WILLIAM A. PRIDDY, JR.                  Vice President of Finance and Treasurer
-----------------------------------------------------      (principal financial and accounting officer)
               William A. Priddy, Jr.

                /s/ ROBERT C. FLEMING                    Director
-----------------------------------------------------
                  Robert C. Fleming

              /s/ ERIK H. VAN DER KAAY                   Director
-----------------------------------------------------
                Erik H. van der Kaay

               /s/ ALBERT E. PALADINO                    Director
-----------------------------------------------------
                 Albert E. Paladino

                /s/ WILLIAM J. PRATT                     Director
-----------------------------------------------------
                  William J. Pratt

               /s/ TERRI D. ZINKIEWICZ                   Director
-----------------------------------------------------
                 Terri D. Zinkiewicz

            /s/ WALTER H. WILKINSON, JR.                 Director
-----------------------------------------------------
              Walter H. Wilkinson, Jr.

                             RF MICRO DEVICES, INC.



                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS


                    NINE MONTHS ENDED DECEMBER 31, 1996 AND


                   YEARS ENDED MARCH 31, 1996, 1995 AND 1994



                                                            ADDITIONS
                                             BALANCE AT     CHARGED TO
                                            BEGINNING OF    COSTS AND      DEDUCTIONS       BALANCE AT
                                               PERIOD        EXPENSES     FROM RESERVES    END OF PERIOD
                                            ------------    ----------    -------------    -------------
Nine months ended December 31, 1996
     Allowance for doubtful accounts......    489,131         21,000              --          510,131
     Inventory allowances.................     80,511        619,161              --          699,672

Year ended March 31, 1996
     Allowance for doubtful accounts......         --        489,131              --          489,131
     Inventory allowances.................         --         80,511              --           80,511

Year ended March 31, 1995
     Allowance for doubtful accounts......         --             --              --               --
     Inventory allowances.................         --             --              --               --

Year ended March 31, 1994
     Allowance for doubtful accounts......         --             --              --               --
     Inventory allowances.................         --             --              --               --